INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued July 1, 1998


                               19,118,000 Shares

                            DEL MONTE FOODS COMPANY

                                  COMMON STOCK
[DEL MONTE LOGO]

                            ------------------------

OF THE 19,118,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY,15,295,000 SHARES
    ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 3,823,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." OF THE
 19,118,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 14,706,000 SHARES ARE
    BEING SOLD BY THE COMPANY AND 4,412,000 SHARES ARE BEING SOLD BY CERTAIN STOCKHOLDERS OF THE COMPANY (THE "SELLING STOCKHOLDERS"). THE COMPANY WILL NOT
   RECEIVE ANY OF THE PROCEEDS FROM THE SALE BY THE SELLING STOCKHOLDERS. SEE
    "PRINCIPAL AND SELLING STOCKHOLDERS." AT THE REQUEST OF THE COMPANY, THE UNDERWRITERS HAVE RESERVED FOR SALE, AT THE INITIAL PUBLIC OFFERING PRICE, UP TO
  955,900 SHARES OF COMMON STOCK, WHICH MAY BE OFFERED TO DIRECTORS, OFFICERS, EMPLOYEES, RETIREES AND RELATED PERSONS OF THE COMPANY. ANY RESERVED SHARES THAT
 ARE NOT SO PURCHASED WILL BE OFFERED BY THE UNDERWRITERS TO THE GENERAL PUBLIC ON THE SAME BASIS AS THE OTHER SHARES OF COMMON STOCK OFFERED HEREBY. PRIOR TO
THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE SHARES OF COMMON STOCK OF
 THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $16 AND $18. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                            ------------------------

    APPLICATION HAS BEEN MADE TO LIST THE COMMON STOCK ON THE NEW YORK STOCK
           EXCHANGE AND THE PACIFIC EXCHANGE UNDER THE SYMBOL "DLM."
                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR
           RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                        UNDERWRITING                     PROCEEDS TO
                                           PRICE TO    DISCOUNTS AND     PROCEEDS TO       SELLING
                                            PUBLIC     COMMISSIONS(1)     COMPANY(2)     STOCKHOLDERS
                                           --------    --------------    ------------    ------------
Per Share................................     $             $                $               $
Total(3).................................     $             $                $               $

---------------

    (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses of the offering payable by the Company estimated at $6,200,000.

    (3) The Company and the Selling Stockholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 2,867,700 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, solely for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company
        and proceeds to Selling Stockholders will be $        , $        ,
        $        and $        , respectively. See "Underwriters."
                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
            , 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y. against payment therefor in immediately available funds.

MORGAN STANLEY DEAN WITTER
        BANCAMERICA ROBERTSON STEPHENS
                  BEAR, STEARNS & CO. INC.
                           BT ALEXS BROWN
                                   DONALDSON, LUFKIN & JENRETTE
                                             Securities Corporation

                 , 1998

     [PHOTOGRAPHS DEPICTING COLLAGES OF COMPANY PRODUCTS TO BE INSERTED ON
                INSIDE FRONT COVER AND INSIDE BACK COVER PAGES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES OF COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    ii
Forward-Looking Statements............    ii
Prospectus Summary....................     1
Risk Factors..........................    11
Use of Proceeds.......................    17
Dividend Policy.......................    17
Capitalization........................    18
Dilution..............................    19
Unaudited Pro Forma Financial Data....    20
Selected Consolidated Financial
  Data................................    26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    30
Business..............................    42

                                        PAGE
                                        ----
Corporate History.....................    58
Management............................    60
Principal and Selling Stockholders....    69
Certain Relationships and Related
  Transactions........................    72
Description of Capital Stock..........    74
Description of Certain Indebtedness...    76
Certain U.S. Tax Consequences to
  Non-U.S. Holders....................    80
Shares Eligible for Future Sale.......    81
Underwriters..........................    83
Legal Matters.........................    86
Experts...............................    86
Index to Financial Statements.........   F-1

                            ------------------------

     Del Monte(R) and Contadina(R) are the principal registered trademarks of the Company. The Company's other trademarks include Fruit Cup(R), FreshCut(TM), Snack Cups(R), Fruit Naturals(R), Orchard Select(R), Fruit Smoothie Blenders(TM) and Del Monte Lite(R).
                            ------------------------

     Unless otherwise indicated, references herein to U.S. market share data are to case volume sold through retail grocery stores (excluding warehouse clubs and supercenters) with at least $2 million in sales and are based upon data provided to the Company by A.C. Nielsen Company ("ACNielsen"), an independent market research firm. Such data is made publicly available by ACNielsen at prescribed rates. Market share data for canned vegetables and solid tomato products include only those categories in which the Company competes. Such data for canned fruit include those categories in which the Company competes other than the "specialty" category, which has been an insignificant portion of the Company's operations. Market share data for canned solid tomato products is pro forma for both Del Monte (as defined herein) and Contadina (as defined herein) sales.

                             AVAILABLE INFORMATION

     Del Monte is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Del Monte has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the shares of Common Stock being offered hereby (the "Offering"). This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to Del Monte and the Offering, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, and the reports, proxy statements and other information filed by Del Monte with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Del Monte will furnish its stockholders with annual reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The financial statements included in the annual reports will be examined and reported upon, with an opinion expressed, by Del Monte's independent auditors. Del Monte will also furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial statements prepared in accordance with GAAP.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus under the captions "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performances or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: general economic and business conditions; weather conditions; crop yields; industry trends; competition; raw material costs and availability; the loss of significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; Year 2000 compliance; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends and capacity and other factors referenced in this Prospectus. See "Risk Factors." These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless the context otherwise requires, "Del Monte" means Del Monte Foods Company, a Delaware corporation, and the "Company" means Del Monte and its consolidated subsidiaries. References herein to fiscal years and quarters are to the Company's fiscal year (which ends on June 30) and related fiscal quarters (which end on the last Sunday of September, December and March). References to the "Contadina Acquisition" are to the Company's acquisition of certain assets comprising Nestle USA, Inc.'s ("Nestle") U.S. business of manufacturing and marketing certain canned tomato products ("Contadina"). Unless otherwise indicated, all information in this Prospectus reflects an increase in the number of authorized shares to 500 million shares of Common Stock and to 2 million shares of preferred stock and assumes (i) a 191.542-for-one stock split of the existing shares of Common Stock and (ii) no exercise of the U.S. Underwriters' overallotment option. See "Description of Capital Stock."

                                  THE COMPANY

GENERAL

     The Company, a branded marketer of premium quality, nutritious food products, is the largest producer and distributor of canned vegetables and canned fruit in the United States, with pro forma net sales of $1.1 billion and $1.4 billion for the nine months ended March 31, 1998 and the fiscal year ended June 30, 1997, respectively. Management believes that the Company's principal brand, Del Monte, which has been in existence since 1892, has the highest unaided brand awareness of any canned food brand in the United States. Del Monte brand products are found in substantially all national grocery chains and independent grocery stores throughout the United States. As the brand leader in three major processed food categories (canned vegetables, fruit and solid tomato products), the Company has a full-line, multi-category presence that management believes provides it with a substantial competitive advantage in selling to the retail grocery industry. The Contadina Acquisition contributes another established brand and positions the Company as the branded market leader in the high margin canned solid tomato products category and establishes a strong presence for the Company in the branded paste-based tomato products category. See "Business -- Company Products."

     The Company sells its products to national grocery chains and wholesalers through a nationwide sales network consisting primarily of independent food brokers. The Company's direct sales force also sells to warehouse club stores, selected mass merchandisers, such as Wal-Mart and Kmart, and larger mass merchandising outlets that include full grocery sections, such as Wal-Mart Supercenters and Kmart's SuperKs. In addition, the Company sells its products to the foodservice industry, food processors and the military through different independent food brokers. The Company also exports a small percentage of its products to certain foreign countries directly and through independent exporters based in the United States. See "Business -- Sales, Marketing and Distribution."

     The Company operates 15 production facilities in California, the Midwest, Washington and Texas, as well as six strategically located distribution centers. The Company has over 2,500 contracts to purchase vegetables and fruit from individual growers and cooperatives located in various geographic regions of the United States, principally California, the Midwest, the Northwest and Texas. This diversity of sourcing helps insulate the Company from localized disruptions during the growing season, such as weather conditions, that can affect the price and supply of vegetables, fruit and tomatoes. See "Business -- Supply and Production."

     In April 1997, the Company completed a recapitalization (the "Recapitalization") as a result of which Texas Pacific Group, a private investment group, obtained a controlling interest in the Company. Under a new senior management team introduced in connection with the Recapitalization, the Company began implementing a new business strategy designed to increase sales and improve operating margins by: (i) increasing market share and distribution of high margin value-added products; (ii) introducing product and packaging innovations; (iii) increasing penetration of high growth distribution channels, such as supercenters and warehouse clubs; (iv) achieving cost savings through investments in new and upgraded production equipment and plant consolidations; and (v) completing strategic acquisitions.

COMPETITIVE STRENGTHS

     Management believes that the following elements contribute to the Company's position as a leading branded producer, marketer and distributor of canned vegetables, fruit and tomato products in the United States and provide a solid foundation for the Company's business strategy.

- STRONG BRAND NAME RECOGNITION AND LEADING MARKET SHARES -- The Del Monte brand name, which has been in existence since 1892, is one of the leading brand names in the food industry. Based on the ability of consumers to name the Del Monte brand when asked to identify companies that manufacture canned foods, management believes that the Del Monte brand has the highest unaided brand awareness of any canned food brand in the United States. The Company recently acquired the Contadina brand, an established national brand with a strong reputation for quality. For the 52 weeks ended March 28, 1998, the Company's 19.5% market share of canned vegetables was larger than the combined market shares of the Company's two largest branded competitors, and its 41.9% market share of canned fruit was larger than the combined market shares of all other branded competitors. The Company, including its Contadina business, had a pro forma 16.3% market share in the high margin solid segment of the canned tomato market for the 52 weeks ended March 28, 1998. See "Business -- Company Products."

                                               MARKET SHARE FOR THE 52 WEEKS ENDED MARCH 28, 1998
                                            --------------------------------------------------------
                                               MARKET                       NEXT LEADING BRANDED
                 CATEGORY                    POSITION(A)    PERCENTAGE   Competitor's Percentage(a)
                 --------                   -------------   ----------   ---------------------------
Canned vegetables.........................       #1            19.5%     13.2% (Green Giant)
Canned fruit..............................       #1            41.9%     11.4% (Libby's)
Canned solid tomato products(b)...........       #1            16.3%     11.2% (Hunt's)

---------------

(a) Excludes private label.
(b) Pro forma to include Contadina sales.

- TECHNICAL EXPERTISE AND LOW COST PRODUCTION ADVANTAGES -- The Company has significant experience in developing new products and packaging alternatives and in engineering efficient food processing operations. These capabilities are leveragable across many food categories. The Company has developed proprietary vegetable seed varieties, which increase harvest and cannery recoveries and improve flavor and quality. The Company benefits from many long-term relationships with experienced, geographically diverse growers who work with the Company to maximize yields of raw product. These relationships also help to ensure a consistent supply of raw product. As a result of its technical expertise, proprietary seed varieties and raw product sourcing diversity, as well as its modern processing equipment and labeling, packaging, warehousing and distribution efficiencies, management believes that the Company is one of the lowest cost producers of canned vegetables, fruit and tomatoes in the United States. See "Business -- Company Products" and "Business -- Supply and Production."

- PREFERRED SUPPLIER STATUS -- Competitive pressures in the retail food industry are causing many retailers to prefer large suppliers such as the Company that are able to provide consumer-favored brands, full product lines and sophisticated inventory and category management programs. Del Monte anticipated this trend and has developed proprietary software tools to assist its customers and promote sales of its products. Del Monte's proprietary category management system is designed to address retailers' efforts to maximize profitability of shelf space dedicated to canned food categories. A substantial majority of the Company's customers that have employed Del Monte's category management system have increased the relative amount of shelf space dedicated to the Company's products as compared to competing products. The Company's proprietary vendor-managed inventory software allows Del Monte to manage directly its customers' inventories of the Company's products. This inventory management software is designed to reduce customers' overhead costs and to enable them to achieve lower average inventory levels while enhancing the Company's opportunities to sell its products. Retailers also rely on Del Monte's in-depth knowledge as the leading branded marketer in the canned fruit, vegetable and tomato categories, and they seek the Company's advice on marketing and promoting these categories. Finally, Del Monte has strong, well-developed relationships with all major participants in the retail grocery trade. The Company believes that these relationships will become increasingly important as consolidation among grocery retailers continues. The Company is seeking to use its category knowledge, customer relationships and software tools, along with its multi-category product line that can readily be ordered and shipped on a full truck-load basis, in order to become the preferred supplier in its product categories. See "Business -- Sales, Marketing and Distribution."

- EXTENSIVE NATIONAL SALES AND DISTRIBUTION SYSTEM -- The Company's extensive sales and distribution network is responsible for the distribution of finished goods to over 2,400 customer destinations nationwide. This network enables the Company to compete with other national brands and regional competitors, and to introduce new products on a regional or national basis. The Company operates six strategically located distribution centers offering customers a variety of services, including electronic data interchange and direct store shipments. Management believes that the Company's distribution system makes an important contribution to the Company's success and provides the Company with a competitive advantage over regional and private label competitors. See "Business -- Sales, Marketing and Distribution."

- EXPERIENCED MANAGEMENT TEAM -- Richard G. Wolford and Wesley J. Smith, the Company's Chief Executive Officer and Chief Operating Officer, respectively, are veteran senior managers with extensive food industry experience. Mr. Wolford has 30 years of experience in the food industry, 20 of which were with Dole. He was president of Dole Packaged Foods from 1982 to 1987, and during Mr. Wolford's tenure at Dole, Dole experienced increased profitability, sales volume and market share. Mr. Wolford played a key role in redefining the Dole brand and expanding the range of products sold under the brand. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors and managed the investor-owned companies. Mr. Smith has 25 years of experience in the food industry, 23 of which were at Dole, where he oversaw the building of Dole's domestic fresh pineapple business and the restructuring of Dole's sizable Hawaiian operations. In addition, Mr. Smith was responsible for establishing Dole's juice business with minimal capital investment. See "Management."

BUSINESS STRATEGY

     Following the consummation of the Recapitalization in 1997, the Company implemented a new business strategy designed to increase sales and improve operating margins. The key elements of this new business strategy are discussed below.

- LEVERAGE BRAND EQUITY TO INCREASE SALES AND MARKET SHARE OF HIGH MARGIN PRODUCTS -- The Company plans to leverage the Del Monte and Contadina brand names and its strong relationships with customers to increase sales of its existing product lines, focusing specifically on high margin products, such as its specialty fruits and vegetables, diced tomatoes and its Fruit Cup line, where the Company has historically had either low market share or low household penetration relative to its overall category position.

- FOCUS ON CONSUMPTION-DRIVEN MARKETING STRATEGY -- To enhance its ability to leverage its brand equity, the Company has refocused its marketing efforts and promotional strategy. To leverage its brand strength, the Company has increased consumer-targeted marketing programs, primarily through the distribution of free-standing coupon inserts, and has established clearly differentiated product positioning that emphasizes the Company's premium quality. The Company increased spending on consumer promotions from $12 million in fiscal 1996 to $46 million in fiscal 1997 and anticipates that its consumer spending in fiscal 1998 and 1999 will be generally consistent with levels of consumer spending in fiscal 1997. The Company has also improved the effectiveness of its trade promotion strategy. The Company has implemented performance-based programs under which trade spending, which consists of the costs of promotional activities with grocery chains and other customers, such as special displays, discounts and advertisements, is managed based on retailers' sales of the Company's products to consumers rather than on purchases from the Company. The Company believes that this performance-based strategy, coupled with the Company's category management capabilities, will continue to increase sales and reduce costs.

- IMPROVE PROFITABILITY THROUGH NEW PRODUCTS AND PACKAGING -- The Company is emphasizing new higher margin products and line extensions designed to leverage the Company's presence in its current product categories and to capitalize on its food technology expertise. The Company has successfully introduced flavored diced tomatoes, two lines of flavored canned fruit, Orchard Select, a premium fruit product packaged in glass, and Fruit Smoothie Blenders, a flavored fruit drink. These products extend the Company's traditional product lines and appeal to consumers' demands for high quality, convenient and nutritious food products. The Company is evaluating introductions of other new products packaged in glass and plastic to further expand its presence in the market beyond the processed food aisle.

- INCREASE PENETRATION OF HIGH-GROWTH DISTRIBUTION CHANNELS -- Changes in the retail grocery environment have resulted in substantial growth of alternative retailers such as warehouse clubs, mass merchandisers and supercenters. The Company believes it is well-positioned to benefit from these changes because these vendors generally seek leading brand name products that generate high inventory turnover. In addition, vendors in this category generally are attracted to large, technologically sophisticated suppliers such as the Company that have the ability to meet their stringent inventory and shelf management requirements. Based on internal estimates and the broad range of products supplied by the Company to such retailers, the Company believes it is currently the leading supplier of canned vegetables and fruit to Wal-Mart's Sam's Club, and is a major supplier to PriceCostco. Based on such estimates, the Company also believes it is currently the leading supplier of canned vegetables, fruit and solid tomato products as a group to Wal-Mart Supercenters.

- IMPLEMENT FURTHER COST SAVINGS -- The Company is aggressively pursuing cost reduction opportunities, which have already contributed to an increase in Adjusted EBITDA margins (excluding the results of Divested Operations (as defined below)) from 6.9% in 1995 to 10.2% in 1997 and 10.0% for the nine months ended March 31, 1998. Management's strategy is to improve profitability through the implementation of capital projects that offer rapid returns on investment, and through plant consolidations and increased operating efficiencies. The Company has announced plans to consolidate, over the next three fiscal years, six existing fruit and tomato operations in California into four facilities, including one large state-of-the-art facility acquired as part of the Contadina Acquisition. The Company continually evaluates its production facilities and believes that further consolidations may be warranted in the future. In addition, the Company plans to continue to invest in new, state-of-the-art production equipment to increase production efficiencies and strengthen its position as a low cost producer.

- COMPLETE STRATEGIC ACQUISITIONS -- The Company will pursue strategic acquisitions when there are opportunities to leverage the Company's key strengths in product development, food processing, marketing, sales and distribution. In evaluating potential acquisition candidates, the Company seeks, among other things: (i) strong brands, including those in new product lines, that can be expanded by leveraging the Company's technical and manufacturing expertise and/or its sales and distribution systems; (ii) new products that can achieve growth through re-branding; and (iii) economies of scale in manufacturing, distribution and capacity utilization. The Contadina Acquisition, for example, adds a leading national brand which strengthens the Company's market share in key tomato segments and allows the Company to realize cost savings through plant consolidations. The Contadina Acquisition also allows the Company to introduce new branded retail products and to increase sales to the branded foodservice market. The Company continuously reviews acquisition opportunities and at any time may be engaged in discussions with respect to an acquisition that may be material to its operations. No agreement, understanding or arrangement has been reached, however, with respect to any such acquisition. The Company believes that any acquisition would likely require the incurrence of additional debt, which could exceed amounts available under the Bank Financing (as defined herein). As a result, completion of an acquisition could require the consent of the lenders under the Bank Financing and the amendment of the terms thereof, including for purposes of permitting the Company's compliance with its covenants thereunder.
                            ------------------------

     Following the Offering, TPG Partners, L.P. ("TPG Partners") and certain of its affiliates (with TPG Partners, "TPG") will own approximately 46.7% of the Common Stock (approximately 43.0% if the U.S. Underwriters' overallotment option is exercised in full) and will have the power to influence substantially and possibly to control the management and policies of the Company, as well as the determination of matters requiring stockholder approval. TPG is part of Texas Pacific Group, which was founded by David Bonderman, James G. Coulter and William S. Price, III in 1992 to pursue public and private investment opportunities. Texas Pacific Group's other investments include such branded consumer products companies as Beringer Wine Estates Holdings, Inc., Ducati Motors S.p.A., Favorite Brands International, Inc. and J. Crew Group, Inc.

     Del Monte, a Delaware corporation, maintains its principal executive office at One Market, San Francisco, California 94105, and its telephone number is
(415) 247-3000.

                                  THE OFFERING

  Common Stock offered by:
    The Company..............................................    14,706,000 shares
    The Selling Stockholders.................................    4,412,000 shares
       Total.................................................    19,118,000 shares(1)
  Common Stock offered in:
    United States offering...................................    15,295,000 shares
    International offering...................................    3,823,000 shares
       Total.................................................    19,118,000 shares(1)
  Common Stock to be outstanding after the Offering..........    50,196,461 shares(1)
  Use of proceeds............................................    Del Monte intends to use the net
                                                                 proceeds from the Offering to repay or
                                                                   redeem certain outstanding
                                                                   indebtedness and preferred stock.
                                                                   The Company will not receive any of
                                                                   the proceeds from the sale of shares
                                                                   of Common Stock by the Selling
                                                                   Stockholders. See "Use of Proceeds."
  Proposed New York Stock Exchange and Pacific Exchange
    symbol...................................................    DLM
  Risk factors...............................................    For a discussion of certain risks that
                                                                 should be considered by prospective
                                                                   investors, see "Risk Factors." These
                                                                   risks include, among others, the
                                                                   Company's substantial leverage and
                                                                   risks relating to competition in the
                                                                   processed food industry, the
                                                                   implementation of the Company's
                                                                   business strategy and the effects of
                                                                   severe weather conditions, as well
                                                                   as risks and considerations relating
                                                                   to the Common Stock, such as the
                                                                   lack of a prior trading market and
                                                                   the dilution that purchasers will
                                                                   experience upon completion of the
                                                                   Offering.

---------------

(1) Assumes the U.S. Underwriters' overallotment option is not exercised.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     In April 1997, the Company completed the Recapitalization. The cash funding requirements for the Recapitalization aggregated $809 million and were funded primarily through a combination of an equity investment by TPG and certain other investors, bank financing and other indebtedness. See "Description of Certain Indebtedness" and Notes D and E to the audited consolidated financial statements of the Company as of and for the year ended June 30, 1997 appearing elsewhere herein.

     In December 1997, the Company completed the Contadina Acquisition for a total purchase price of $197 million, comprised of a base price of $177 million and an estimated net working capital adjustment of $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its estimate of the net working capital, which resulted in a payment to the Company of $2 million, and therefore a reduction in the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims. The Contadina Acquisition was accounted for using the purchase method of accounting.

     The following table presents summary historical and pro forma financial data of the Company. The summary historical consolidated financial data presented below as of June 30, 1995, 1996 and 1997 and for the years then ended and as of March 31, 1998 and for the nine months then ended were derived from the audited consolidated financial statements of the Company. The summary historical consolidated financial data presented below as of March 31, 1997 and for the nine months then ended was derived from the unaudited interim financial statements of the Company. Such historical financial information should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The unaudited pro forma statements of operations information was prepared by the Company as if the Contadina Acquisition, the Recapitalization and related financings had occurred as of July 1, 1996 and should be read in conjunction with the pro forma financial information set forth under "Unaudited Pro Forma Financial Data." The unaudited pro forma statements of operations information does not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition and the Recapitalization had occurred as of the date indicated or what such results will be for any future periods.

                                                                                                        NINE MONTHS ENDED
                                                          FISCAL YEAR ENDED JUNE 30,                        MARCH 31,
                                                ----------------------------------------------   --------------------------------
                                                             ACTUAL                 PRO FORMA          ACTUAL          PRO FORMA
                                                --------------------------------   -----------   ------------------   -----------
                                                 1995       1996         1997         1997       1997       1998         1998
                                                ------   ----------   ----------   -----------   -----   ----------   -----------
                                                         (RESTATED)   (RESTATED)                         (RESTATED)

                                                                        (IN MILLIONS, EXCEPT SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales(a)..................................  $1,527     $1,305       $1,217     $    1,373    $936    $      968   $    1,060
Cost of products sold(a)......................   1,183        984          819            953(b)  634           655(b)        726(b)
                                                ------     ------       ------     ----------    ----    ----------   ----------
Gross profit..................................     344        321          398            420     302           313          334
Selling, advertising, administrative and
  general expense(a)..........................     264        239          327(c)         361     235           249          274
Acquisition expenses..........................      --         --           --             --      --             7            7
                                                ------     ------       ------     ----------    ----    ----------   ----------
Operating income..............................      80         82           71             59      67            57           53
Interest expense..............................      76         67           52             93      37            58           72
Loss (gain) on sale of divested assets(d).....      --       (123)           5              5       5            --           --
Other (income) expense(e).....................     (11)         3           30             30      --            (1)          (1)
                                                ------     ------       ------     ----------    ----    ----------   ----------
Income (loss) before income taxes, minority
  interest, extraordinary item and cumulative
  effect of accounting change.................      15        135          (16)           (69)     25            --          (18)
Provision for income taxes....................       2         11           --             --       2            --           --
Minority interest in earnings of subsidiary...       1          3           --             --      --            --           --
                                                ------     ------       ------     ----------    ----    ----------   ----------
Net income (loss) before extraordinary item
  and cumulative effect of accounting
  change......................................      12        121          (16)           (69)     23            --          (18)
Extraordinary loss(f).........................       7         10           42             42       4            --           --
Cumulative effect of accounting change(g).....      --          7           --             --      --            --           --
                                                ------     ------       ------     ----------    ----    ----------   ----------
Net income (loss).............................       5        104          (58)          (111)     19            --          (18)
Preferred stock dividends.....................      71         82           70              5      70             4            4
                                                ------     ------       ------     ----------    ----    ----------   ----------
Net income (loss) attributable to common
  shares(h)...................................  $  (66)    $   22       $ (128)    $     (116)   $(51)   $       (4)  $      (22)
                                                ======     ======       ======     ==========    ====    ==========   ==========
Net loss per common share.....................                                     $    (3.37)           $    (0.12)  $    (0.65)
Weighted average number of shares
  outstanding.................................                                     34,477,560            30,389,671   34,646,160

                                                                                                        NINE MONTHS ENDED
                                                          FISCAL YEAR ENDED JUNE 30,                        MARCH 31,
                                                ----------------------------------------------   --------------------------------
                                                             ACTUAL                 PRO FORMA          ACTUAL          PRO FORMA
                                                --------------------------------   -----------   ------------------   -----------
                                                 1995       1996         1997         1997       1997       1998         1998
                                                ------   ----------   ----------   -----------   -----   ----------   -----------
                                                         (RESTATED)   (RESTATED)                         (RESTATED)

                                                                        (IN MILLIONS, EXCEPT SHARE DATA)
CERTAIN DATA AS ADJUSTED FOR THE OFFERING:(I)
Interest expense(j)...........................                                     $       71                         $       54
Net income (loss).............................                                            (89)                                --
Net income (loss) per common share............                                          (1.77)                              0.00
Weighted average number of shares
  outstanding.................................                                     50,196,461                         50,196,461
OTHER DATA:
Adjusted EBITDA (k)...........................  $   76     $   92       $  119                   $ 85    $       97
Adjusted EBITDA margin (k)....................     6.9%       8.6%        10.2%                   9.5%         10.0%
Cash flows provided by operating activities...  $   63     $   60       $   25                   $ 26    $        9
Cash flows provided by (used in) investing
  activities..................................     (21)       170           37                     39          (205)
Cash flows provided by (used in) financing
  activities..................................     (44)      (224)         (63)                   (65)          195
Depreciation and amortization(l)..............      35         26           24     $       30      18            20   $       23
Capital expenditures..........................      24         16           20             30      12            15           20
SELECTED RATIOS:
Ratio of earnings to fixed charges(m).........     1.2x       2.8x          --             --     1.5x          1.0x          --
Deficiency of earnings to cover fixed
  charges(m)..................................      --         --       $   16     $       69      --            --   $       18

                                                                          JUNE 30,                          MARCH 31,
                                                              --------------------------------   -------------------------------
                                                                                                                        AS
                                                                           ACTUAL                    ACTUAL        ADJUSTED(I)
                                                              --------------------------------   --------------   --------------
                                                               1995       1996         1997      1997     1998         1998
                                                              ------   ----------   ----------   -----   ------   --------------
                                                                       (RESTATED)   (RESTATED)           (RESTATED)

                                                                                        (IN MILLIONS)
BALANCE SHEET DATA:
Working capital.............................................  $   99     $  209       $  118     $ 186   $  220       $  168
Total assets................................................     960        736          667       739      928          914
Total debt, including current maturities....................     576        373          610       310      770          608
Redeemable preferred stock..................................     215        213           32       213       32           --
Stockholders' deficit.......................................    (393)      (288)        (398)     (243)    (354)        (163)

Note: Financial data under the columns marked "restated" reflect the information from the Company's restated financial statements.
---------------
(a) In fiscal 1997, merchandising allowances primarily relating to in-store displays, store advertising and store coupons, which previously were recorded as cost of products sold, have been reclassified to selling expense. Such merchandising allowances totaled $106 million, $100 million, $143 million and $101 million in the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997, respectively. In addition, certain military distributor allowances, which previously were treated as a reduction in net sales, have been reclassified to selling expense. Such military distributor allowances amounted to $1 million, $1 million, $2 million and $2 million in fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1997, respectively. All financial information has been restated to conform to this presentation.
(b) For the pro forma fiscal year ended June 30, 1997 and the historical nine months ended March 31, 1998, includes $4 million and $2 million, respectively, of inventory step-up as part of the purchase price allocation relating to the Contadina Acquisition. For the pro forma nine months ended March 31, 1998, excludes $2 million of inventory step-up as part of the purchase price allocation relating to the Contadina Acquisition.
(c) In connection with the Recapitalization, which was consummated on April 18, 1997, expenses of approximately $25 million were incurred primarily for management incentive payments and, in part, for severance payments.
(d) In November 1995, the Company sold its pudding business for $89 million, net of $4 million of related transaction fees. The sale resulted in a gain of $71 million. In March 1996, the Company sold its 50.1% ownership interest in Del Monte Pacific Resources Limited ("Del Monte Philippines") for $100 million, net of $2 million of related transaction fees. The sale resulted in a gain of $52 million. In the fiscal quarter ended December 1996, the Company sold its Mexican, Central American and Carribean subsidiaries (collectively "Del Monte Latin America"). The combined sales price of $50 million, reduced by $2 million of related transaction expenses, resulted in a loss of $5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
(e) In fiscal 1995, other income includes the Company's receipt of proceeds of a $30 million letter of credit, reduced by $4 million of related transaction expenses, as a result of the termination of a merger agreement with Grupo Empacador de Mexico, S.A. de C.V. In fiscal 1997, $22 million of expenses were incurred in conjunction with the Recapitalization, primarily for legal, investment advisory and management fees.
(f) In June 1995, the Company refinanced its then-outstanding revolving credit facility, term loan and senior secured floating rate notes. In conjunction with this debt retirement, capitalized debt issue costs of $7 million were written off and accounted for as an extraordinary loss. In December 1995 and April 1996, the Company prepaid part of its term loan and senior secured notes. In conjunction with the early debt retirement, the Company recorded an extraordinary loss of $10 million for the early retirement of debt. The extraordinary loss consisted of a $5 million prepayment premium and a $5 million write-off of capitalized debt issue costs related to the early retirement of debt. In fiscal 1997, $42 million of expenses related to the early retirement of debt and to the Recapitalization was charged to net income. In September 1996, the Company repurchased outstanding debt, in conjunction with which capitalized debt issue costs of $4 million, net of a discount on such debt, were written off and accounted for as an extraordinary loss. In conjunction with the refinancing of debt that occurred at the time of the Recapitalization, the Company recorded a $38 million extraordinary loss related to the early retirement of debt. The $38 million extraordinary loss consisted of previously capitalized debt issue costs of approximately $19 million and a premium payment and a term loan make-whole payment aggregating to $19 million.
(g) Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The cumulative effect of adopting SFAS No. 121 resulted in a charge to fiscal 1996 net earnings of $7 million.
(h) Net income (loss) attributable to the shares of Common Stock is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.
(i) Adjusted to give effect to the issuance by the Company of 14,706,000 shares offered hereby assuming an initial public offering price of $17.00 per share, the use of net proceeds therefrom and the Refinancing (as defined herein) to fund the repayment of $257 million of long-term debt and the redemption of preferred stock and a corresponding reduction in fixed charges at the beginning of the respective periods.
(j) The table below presents as adjusted interest expense, including the respective interest rates and related fees, and as adjusted amortization of deferred financing costs after giving effect to the Offering and the Refinancing.

                                                             YEAR ENDED                          NINE MONTHS ENDED
                                                           JUNE 30, 1997                           MARCH 31, 1998
                                                ------------------------------------    ------------------------------------
                                                INTEREST    PRINCIPAL      INTEREST     INTEREST    PRINCIPAL      INTEREST
                                                RATE(1)     BALANCE(2)    EXPENSE(3)    RATE(1)     BALANCE(2)    EXPENSE(3)
                                                --------    ----------    ----------    --------    ----------    ----------
                                                                     (IN MILLIONS, EXCEPT PERCENTAGES)
Revolving Credit Facility.....................    7.82%        $267          $20          7.68%        $262          $15
Tranche A of Term Loan Facility...............    7.82          150           12          8.13          135            9
Tranche B of Term Loan Facility...............    8.57          150           13          8.61          149           10
DMC Notes.....................................   12.25           98           12         12.25           98            9
Del Monte Notes...............................   12.50           84           11         12.50           94            9
                                                                             ---                                     ---
  Pro forma interest expense..................                                68                                      52
Pro forma amortization of deferred financing
  costs.......................................                                 3                                       2
                                                                             ---                                     ---
  Total pro forma interest expense............                               $71                                     $54
                                                                             ===                                     ===

---------------

(1) Average of month-end interest rates.
(2) Average of month-end principal balances.
(3) Represents product of average month-end interest rate and average month-end principal balance for the applicable period.

(k) Adjusted EBITDA represents EBITDA (income (loss) before provision for income taxes, minority interest, extraordinary item, cumulative effect of accounting change and depreciation and amortization expense, plus interest expense) before special charges and other one-time and non-cash charges, less gains (losses) on sales of assets and the results of the Divested Operations. Adjusted EBITDA should not be considered in isolation from, and is not presented as an alternative measure of, operating income or cash flow from operations (as determined in accordance with GAAP). Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies. Since the Company has undergone significant structural changes during the periods presented, management believes that this measure provides a meaningful measure of operating cash flow (without the effects of working capital changes) for the core and continuing business of the Company by normalizing the effects of operations that have been divested and of one-time charges or credits. For fiscal 1995, Adjusted EBITDA excludes $26 million received in connection with a terminated transaction, $4 million paid by the Company to terminate its alliance with PCP (as defined herein) and $7 million related to the termination of a management equity plan. For fiscal 1996, other one-time charges include $3 million for relocation costs and $6 million of costs associated with a significant headcount reduction. For fiscal 1997, Adjusted EBITDA excludes $47 million of expenses incurred in connection with the Recapitalization and $7 million related to the recognition of an other than temporary impairment of a long-term equity investment. For the nine months ended March 31, 1998, historical and pro forma one-time and non-cash charges consist of $7 million of severance accruals and $3 million of stock compensation expense. Historical one-time charges for the nine months ended March 31, 1998 also include $7 million of expenses incurred in connection with the Contadina Acquisition and $2 million of inventory step-up due to the purchase price allocation related to the Contadina Acquisition. Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of net sales (excluding net sales of Divested Operations of $417 million, $233 million and $48 million for the years ended June 30, 1995, 1996 and 1997, respectively, and $43 million for the nine months ended March 31, 1997). See tabular presentation under "Selected Consolidated Financial Data."

(l) Depreciation and amortization exclude amortization of $5 million of deferred debt issuance costs in each of fiscal 1995, 1996 and 1997. Depreciation and amortization exclude amortization of $4 million and $3 million of deferred debt issuance costs in the nine-month periods ended March 31, 1997 and 1998, respectively. Pro forma depreciation and amortization exclude amortization of $5 million and $3 million of pro forma deferred debt issuance costs for fiscal 1997 and for the nine-month period ended March 31, 1998, respectively.

(m) For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, earnings are defined as income (loss) before extraordinary item, cumulative effect of accounting change and provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense.

                 SUMMARY HISTORICAL FINANCIAL DATA OF CONTADINA

     The following table presents summary historical financial data of Contadina for purchased product lines for the year ended December 31, 1996 and the period from January 1, 1997 through December 18, 1997 derived from the audited financial statements for those periods, and summary financial data for the nine months ended September 30, 1996 and 1997.

     Contadina was not operated as a separate business unit and, as such, it did not have regularly prepared financial statements. The Company has obtained and prepared financial information of Contadina for the year ended December 31, 1996, the period ended December 18, 1997, and the nine-month periods ended September 30, 1996 and 1997.

                                                                                        NINE MONTHS
                                                                                           ENDED
                                                                   JANUARY 1, 1997     SEPTEMBER 30,
                                                YEAR ENDED             THROUGH         --------------
                                             DECEMBER 31, 1996    DECEMBER 18, 1997    1996     1997
                                             -----------------    -----------------    -----    -----
                                                                  (IN MILLIONS)
Net sales..................................        $160                 $162           $112     $108
Cost of products sold(a)...................         151                  163            108      112
                                                   ----                 ----           ----     ----
     Gross margin..........................           9                   (1)             4       (4)
Selling, advertising, administrative
  and general expense(b)...................          20                   26             19       19
                                                   ----                 ----           ----     ----
Operating loss.............................         (11)                 (27)           (15)     (23)
Interest expense(c)........................           6                    6              4        4
                                                   ----                 ----           ----     ----
     Net loss before taxes.................        $(17)                $(33)          $(19)    $(27)
                                                   ====                 ====           ====     ====
OTHER DATA:
Depreciation and amortization..............        $ 12                 $ 13           $  8     $  8
Capital expenditures.......................          10                    8              7        7

---------------
(a) Cost of products sold includes royalty expense of $5 million for both the year ended December 31, 1996 and the period ended December 18, 1997 and $3 million for each of the nine-month periods ended September 30, 1996 and 1997. Under a royalty agreement with Nestle S.A., royalties were charged for the license of the Contadina trademarks. This expense will not be incurred as part of the on-going operations of Contadina subsequent to the date of the Contadina Acquisition. Cost of products sold also includes an allocation by Nestle for certain fixed distribution costs which included, without limitation, costs of utilizing outside storage facilities and costs for utilizing centralized distribution and storage facilities of $5 million, $7 million, $5 million and $5 million for the year ended December 31, 1996, the period ended December 18, 1997, and the nine-month periods ended September 30, 1996 and 1997, respectively. The Company believes that, as part of on-going operations of Contadina subsequent to the Contadina Acquisition, it will experience distribution costs of a similar nature to those allocated by Nestle in its cost allocation but at a significantly reduced level; however, no assurances can be given in this regard.

(b) Selling, advertising, administrative and general expense included an allocation by Nestle for marketing and other general expenses which include, without limitation, all selling costs, including direct sales force and brokerage expenses; costs for utilizing centralized distribution and storage facilities; costs associated with marketing services; and general and administrative costs associated with support services such as finance, legal, human resources and information systems. For the year ended December 31, 1996, the period ended December 18, 1997, and the nine-month periods ended September 30, 1996 and 1997, allocated marketing expense was $8 million, $10 million, $7 million and $8 million, respectively. The Company believes that it will experience operating costs of a similar nature to those charged by Nestle in its cost allocations, but at a significantly reduced level; however, no assurances can be given in this regard. Other general expenses allocated by Nestle were $4 million, $10 million, $7 million and $8 million for the year ended December 31, 1996, the period ended December 18, 1997, and the nine-month periods ended September 30, 1996 and 1997, respectively.

(c) Represents an allocation charged to Contadina by Nestle based on the end-of-month working capital balance at an intercompany rate equal to 7% for all periods.

                                  RISK FACTORS

     Before purchasing the shares of Common Stock offered hereby, a prospective investor should carefully consider all of the information in this Prospectus, including the risk factors set forth below.

CONSEQUENCES TO HOLDERS OF COMMON STOCK OF COMPANY'S SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. On a pro forma basis, as of March 31, 1998, after giving effect to the application of the net proceeds of the Offering and the Refinancing, the Company had approximately $1.1 billion of indebtedness (including trade payables), and its stockholders' deficit was $163 million. This amount includes, after giving effect to the application of the net proceeds of the Offering, $82 million of notes issued in December 1997 in connection with the Contadina Acquisition as to which the Company is concurrently making a public exchange offer in which holders may exchange such notes for registered debt securities with substantially identical terms. In addition, subject to the restrictions contained in the Company's indebtedness, the Company and its subsidiaries may incur additional senior or other indebtedness from time to time to finance acquisitions or capital expenditures or for other general corporate purposes. As a result of seasonal working capital requirements, the Company's borrowings fluctuate significantly during the year, generally peaking in September and October. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The degree to which the Company is leveraged could have important consequences to the holders of the Common Stock, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be impaired; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) significant amounts of the Company's borrowings will be at variable rates of interest, which could result in higher interest expense; (iv) the terms of the Company's indebtedness contain financial and/or restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company; (v) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (vi) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     The Company's ability to make scheduled payments or to refinance its debt obligations will depend upon its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. In addition, because the Company pays interest on certain of its indebtedness at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

COMPETITION

     While many companies compete in the domestic canned vegetable, fruit and tomato product categories, only a small number of well-established companies operate on both a national and a regional basis with single or multiple branded product lines. The Company faces substantial competition throughout its product lines from these and other companies. Certain of these competitors have greater financial resources and flexibility than the Company. Several of the Company's product lines are sensitive to competition from regional brands, and many of the Company's product lines compete with imports, private label products and fresh alternatives. While no single private label competitor has greater market share than the Company in its principal product categories, for the 52 weeks ended March 28, 1998, private label competition as a group represented 43.8%, 39.7% and 30.7% of canned vegetable, fruit and solid tomato product sales, respectively. Furthermore, the Company cannot predict the pricing or promotional actions by its competitors or their effects on the Company's ability to market and sell its products. There can be no assurance that the Company's sales volume or market shares would not be adversely affected by negative consumer reaction to its higher prices. The categories of the canned food industry in which the Company competes have in the past been affected by processing over-capacity. Although the Company believes that recent consolidation among certain participants in those categories may result in capacity rationalization, there can be no assurance that the Company's results will not be adversely affected by industry over-capacity in the future or that crop supply levels will not change so as to create an imbalance of supply and demand in future periods.

RISKS RELATING TO IMPLEMENTATION OF BUSINESS STRATEGY

     The Company's ability to implement its business strategy and improve its operating results will depend in part on its ability to realize substantial cost savings through operating efficiencies and to achieve additional penetration and market share for its high margin products. No assurance can be given that the Company will be able to achieve such goals or that, in implementing cost saving measures, it will not impair its ability to respond rapidly or efficiently to changes in the competitive environment. In such circumstances, the Company's results of operations and financial condition could be materially adversely affected.

     The Company's strategy also depends on its ability to increase distribution of its products through warehouse clubs, such as Wal-Mart's Sam's Clubs and PriceCostco, and mass merchandisers, such as Wal-Mart Supercenters. The Company does not enter into long-term agreements with these entities, which make purchases depending on their inventory levels. If the Company's relationship with any of these entities should deteriorate, such entity could immediately cease purchases of the Company's products. The loss of such sales and resulting possible adverse market perception could materially adversely affect the Company's results of operations and financial condition.

     Although the Company intends to pursue strategic acquisitions, completion of any acquisition could require the consent of the lenders under the Bank Financing and the amendment of the terms thereof, including for purposes of permitting the Company's compliance with its covenants thereunder. There can be no assurance as to whether, or the terms on which, the lenders under the Bank Financing would grant such consent. In addition, to the extent that the Company completes strategic acquisitions, it will be subject to risks associated with the integration of the acquired businesses into the Company's operations, including the integration of personnel, production and financial and information systems. The timing and number of acquisitions could increase the difficulty in addressing these risks. Failure of the Company to integrate any acquired business adequately could adversely affect the Company's results of operations and financial condition.

RISKS RELATING TO CONTADINA

     Contadina was not operated as a separate business unit and, as such, it did not have regularly prepared financial statements. Contadina's books and records have been audited only for the fiscal year ended December 31, 1996 and the period ended December 18, 1997. Financial information presented herein concerning Contadina has of necessity required estimation by the Company, and no assurance can be given that results of the acquired business for these periods, if the business had been operated as an independent entity, would not vary materially.

     The Contadina Acquisition has been accounted for using the purchase method. This accounting treatment requires all purchased assets to be recorded on the Company's books based upon their fair value.

Accordingly, the inventory of Contadina acquired in the Contadina Acquisition was recorded on the Company's books at fair value (generally higher than the recorded cost). The Company expects to report a lower gross margin upon future sales of the revalued inventory.

     The full benefits of the acquisition of Contadina's assets will require coordination of operations, the implementation of appropriate operational, financial and management systems and controls in order to operate effectively and efficiently, and the integration of the Contadina business into the Company's administrative, finance and marketing organizations. This will require substantial attention from the Company's management team. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenue and operating results of the Company. In addition, there can be no assurance that the Company will be successful in integrating the operations of Contadina, or that any planned benefits will be realized.

SEVERE WEATHER CONDITIONS AND NATURAL DISASTERS

     Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, may affect the supply of one or more of the Company's products. For example, the Company's peach and pear growing regions experienced a compressed summer 1997 harvesting season due to adverse weather. This shortened time frame for harvesting caused an increase in the use of cold storage for peaches and pears until processing capacity became available. In addition, smaller fruit size lowered raw product recoveries and cooler weather than normal resulted in late plantings for some vegetables, lower field yields and lower recoveries. Furthermore, competing manufacturers of canned vegetable, fruit or tomato products may be affected differently depending on the location of their principal sources of supply. If the supply of any of the Company's products is adversely affected by weather conditions, there can be no assurance that the Company will be able to obtain sufficient supplies from other sources. In particular, the Company's tomato and fruit production is concentrated in the San Joaquin Valley of California. In the winter and spring of 1997-98, certain areas in California, including some of the Company's growing regions, have experienced substantial rainfall as a result of the "El Nino" phenomenon. The Company believes that the 1998 California fruit and tomato harvests and raw product recoveries are likely to be somewhat reduced as a result of these weather conditions and that the Company is likely to incur increased cost of products sold. Such circumstances may also adversely affect the Company's sales volumes and inventory levels. Historically, significant weather-related shortages in fruit, vegetable and tomato harvests have resulted in price increases that have offset increases in raw product costs and reductions in sales volumes. While the Company believes that the overall effects of the El Nino phenomenon will not be material to its financial condition and results of operations, no assurance can be given that the Company will be able to achieve price increases sufficient to offset any reduction in sales volume or increase in its cost of products sold.

SEASONALITY OF PRODUCTION AND SALES

     The Company is not a continuous manufacturer, but has a production period that is limited to approximately three to four months during the summer each year. As a result, the Company's working capital requirements are also seasonal and are most significant in the first and second fiscal quarters. If the Company were to experience an unexpected plant shutdown or any other interference with its production schedule, the Company's results of operations and financial condition could be materially adversely affected.

     The Company's historical net sales have exhibited seasonality, with the second and third fiscal quarters having the highest net sales, principally due to increased sales during the holiday period in the United States extending from November through December, as well as in anticipation of the Easter holiday. Net sales in the first fiscal quarter have historically been affected principally by lower levels of promotional activity and the availability of fresh produce. Although the Company believes that these seasonal fluctuations are relatively predictable and that the Company's sources of liquidity are adequate to ensure the availability of working capital, there can be no assurance that seasonal trends in the Company's business will not adversely affect the Company's results of operations or financial condition in the future.

DIFFICULTY IN COMPLYING WITH GOVERNMENTAL REGULATIONS; LIABILITIES ASSOCIATED WITH ENVIRONMENTAL COMPLIANCE

     As a result of its agricultural, food processing and canning activities, the Company is subject to certain environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. The Company has been named as a potentially responsible party ("PRP") and may be liable for environmental investigation and remediation costs at certain designated "Superfund Sites" under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), or under similar state laws. Based on available information, the Company is defending itself in these actions as appropriate, and believes that none of the matters will have a material adverse impact on the Company's financial position or results of operations. There can be no assurance that such will be the case or that the Company will not be identified as a PRP at additional sites in the future or that additional remediation requirements will not be imposed on properties currently or previously owned or operated by the Company. In addition, there can be no assurance that other sites to which the Company has sent waste will not be identified for investigation or proposed for listing under CERCLA or similar state laws. In addition, under the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency (the "EPA") is involved in a series of regulatory actions relating to the evaluation and use of pesticides in the food industry, and there can be no assurance that the effect of such actions and any future actions on the availability and use of pesticides would not have a material adverse impact on the Company's financial position or results of operations. See
"Business -- Governmental Regulation" and "-- Environmental Compliance."

CONTROL BY TPG

     After giving effect to the Offering, TPG will own approximately 46.7% (approximately 43.0% if the U.S. Underwriters' overallotment option is exercised in full) of the outstanding Common Stock. Following the Offering, it is expected that TPG will continue to use its significant interest in the Common Stock to influence substantially and possibly to control the management and policies of the Company, as well as the determination of matters requiring stockholder approval. See "Certain Relationships and Related Transactions" and "Description of Capital Stock." The concentration of beneficial ownership of Del Monte may also have the effect of delaying, deterring or preventing a change in control of Del Monte, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may otherwise adversely affect the market price of the Common Stock. See "-- Anti-Takeover Provisions."

     The Company currently has, and will continue to have, contractual relationships with TPG, including a Transaction Advisory Agreement (as defined herein) and a Management Advisory Agreement (as defined herein), each relating to certain services to be provided by TPG to the Company. See "Certain Relationships and Related Transactions."

RESTRICTIVE DEBT COVENANTS

     The Company is subject to a number of significant covenants under its indebtedness that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Bank Financing, the Company is required to comply with specified financial ratios and tests, including minimum EBITDA (as defined in the Bank Financing), minimum net worth, minimum fixed charge coverage and maximum leverage ratios. Substantially all of the assets of the Company have been pledged to secure the indebtedness of the Company. See "Description of Certain Indebtedness."

     Compliance with such restrictions could impair the Company's ability to fund its capital expenditures on a timely basis. Moreover, the Company's ability to comply with such covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants could result in a default, which would permit the acceleration of such indebtedness and the termination of the commitments of the Company's senior lenders to make further extensions of credit. Such senior lenders could also foreclose against collateral securing indebtedness owed them. If the Company's obligations under the Bank Financing were accelerated and the lenders' commitments terminated, the Company would be required to repay all amounts outstanding under the Bank Financing and would have no credit facility available to finance its seasonal working capital or other cash requirements. As a result, particularly if lenders were to foreclose on the Company's assets, the Company's business prospects, results of operations and financial condition would be materially and adversely affected.

BRAND RISK

     The Company has licensed the Del Monte brand name to various unaffiliated companies internationally and, for certain products, within the United States. The common stock and certain debt securities of one licensee, Fresh Del Monte Produce N.V., are publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the Del Monte brand name or the trading prices for the Common Stock. In addition, press and other third party announcements or rumors relating to any of these licensees may adversely affect the market prices for the Common Stock and demand for the Company's products, even though the events announced or rumored may not relate to the Company, which in turn could materially adversely affect the Company's results of operations and financial condition. See "Business -- Intellectual Property."

LACK OF DIVIDENDS

     Del Monte has not declared or paid any cash or other dividends on its shares of Common Stock and does not expect to pay dividends for the foreseeable future. Del Monte is a holding company with no substantial business operations or assets of its own. The terms of the Company's indebtedness limit the ability of the Company's subsidiaries to distribute to the Company any cash or other assets, which could limit the ability of Del Monte to pay dividends to holders of Common Stock. In addition, future borrowings by the Company's subsidiaries can be expected to contain further restrictions or prohibitions on the payment of dividends by such subsidiaries to Del Monte. See "Dividend Policy" and "Description of Certain Indebtedness."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and although application has been made to list the Common Stock on the New York Stock Exchange, there can be no assurance that an active trading market for the Common Stock will develop or be sustained if it develops or that the market price for the Common Stock will not decline below the public offering price set forth on the cover page of this Prospectus. The initial public offering price of the Common Stock will be determined by negotiation between the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price of the Common Stock following the Offering. See "Underwriters." The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, differences between the Company's actual financial or operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, pricing and competition in the canned fruit and vegetable industry, new statutes or regulations or changes in interpretations of existing statutes and regulations affecting the Company's business, changes in general market conditions and broad market fluctuations.

DILUTION; BENEFIT TO EXISTING STOCKHOLDERS

     The assumed initial public offering per share price of the Common Stock is $17.00 (the midpoint of the range specified on the cover page of this Prospectus), and the deficit in net tangible book value per share of Common Stock at March 31, 1998 was $(10.43). Purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $20.27 per share of Common Stock from the initial public offering price, and the deficit in net tangible book value per share of Common Stock after the Offering will be $(3.27) per share. See "Dilution."

     As part of its business strategy, the Company continuously reviews acquisition opportunities. No agreement has been reached, however, with respect to any such transaction. Although the Company anticipates that any acquisition would be funded with debt, the Company could elect to pay a portion of the consideration for an acquisition in shares of the Common Stock. Depending on the terms of the transaction, the issuance of additional Common Stock could result in dilution to existing holders of the Common Stock, including purchasers of the Common Stock in the Offering.

POTENTIAL ADVERSE IMPACT ON STOCK PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

     Following the Offering, Del Monte will have outstanding 50,196,461 shares of Common Stock (assuming no exercise of the U.S. Underwriters' overallotment option). Of these, the 19,118,000 shares offered hereby will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. Substantially all of the remaining 31,078,461 outstanding shares of Common Stock will be owned by TPG and certain other current stockholders of Del Monte and will be "restricted securities." These "restricted" shares of Common Stock will be eligible for sale in the public market without registration under the Securities Act, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, or in the private institutional market, subject to compliance with the requirements of Rule 144A under the Securities Act. Future sales of shares of Common Stock by TPG or such other stockholders or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of Common Stock. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Del Monte's Certificate of Incorporation (the "Certificate of Incorporation") and bylaws, including the provisions providing for (i) the issuance of blank check preferred stock by the Board of Directors without stockholder approval; (ii) classification of the Board of Directors;
(iii) a requirement that general meetings of stockholders be called only by a majority of the Board of Directors or by the Chairman of the Board; (iv) a prohibition on stockholder action through written consents; and (v) advance notice requirements for stockholder proposals and nominations, may have the effect of delaying, deferring or preventing a change of control of Del Monte without further action by the stockholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. See "Description of Capital Stock -- Certain Certificate of Incorporation and Bylaw Provisions."

     In addition, the indentures relating to certain indebtedness of the Company provide that upon the occurrence of a change of control (in each case, as defined therein), each holder of such notes will, under certain circumstances, have the right to require that the Company repurchase all of such holder's notes in cash at a premium to the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such repurchase. In addition, a change of control would constitute an event of default under the Bank Financing and the Company's proposed amendment and restatement thereof (the "Refinancing"), which could have a material adverse effect on the Company. These provisions could delay, deter or prevent a takeover attempt. See "Description of Certain Indebtedness."

                                USE OF PROCEEDS

     Assuming an initial public offering price of $17.00 per share, the net proceeds to Del Monte from its sale of shares of Common Stock in the Offering (after deducting applicable underwriting discounts and commissions and estimated offering expenses payable by Del Monte) are estimated to be approximately $230 million (approximately $252 million if the U.S. Underwriters' overallotment option is exercised in full). The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders. Del Monte intends to use the net proceeds of the Offering and $60 million from its Revolving Credit Facility (as defined herein) as follows: (i) approximately $129 million to repay indebtedness under its senior secured term loan facility (the "Term Loan Facility"); (ii) $46 million to redeem a portion of its senior discount notes (the "Del Monte Notes"), including $2 million of accrued interest; (iii) $61 million to redeem a portion of its senior subordinated notes (the "DMC Notes"), including $9 million of accrued interest; (iv) $41 million to redeem its Series A Redeemable Preferred Stock (the "Series A Preferred Stock"), including $3 million of unamortized discount, $5 million of accreted dividends and $1 million of redemption premium; and (v) $13 million to pay certain repayment and redemption premiums in connection with the redemption of the Del Monte Notes and the DMC Notes. The Term Loan Facility, the Del Monte Notes and the DMC Notes mature and bear interest at the rates specified under the heading "Description of Certain Indebtedness." The net proceeds from the issuance of the Del Monte Notes were used by the Company to finance a portion of the Contadina Acquisition.

                                DIVIDEND POLICY

     Holders of the Common Stock are entitled to receive dividends pro rata on a per share basis when, as and if declared by the Board of Directors of Del Monte out of funds legally available therefor. Del Monte has not declared or paid any cash or other dividends on its shares of Common Stock and does not expect to pay dividends for the foreseeable future. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including the Company's earnings and financial condition, capital requirements, including debt service obligations, and other relevant factors.

     As a holding company, the ability of Del Monte to pay dividends in the future is dependent upon the receipt of dividends or other payments from its subsidiaries. In addition, the terms of the Company's indebtedness limit the ability of Del Monte's subsidiaries to pay dividends to Del Monte. See "Risk Factors -- Lack of Dividends" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

     The following table sets forth the actual unaudited capitalization of the Company at March 31, 1998 and as adjusted to give effect to the sale of 14,706,000 shares of Common Stock by the Company, assuming an initial public offering price of $17.00 per share, and the application of the estimated net proceeds to be received by the Company. The following table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto of the Company included herein.

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              ACTUAL     AS ADJUSTED
                                                              ------    --------------
                                                                   (IN MILLIONS)
Total debt:
  Revolving Credit Facility(1)..............................   $ 68          $131
  Term Loan Facility........................................    429           300
  12 1/4% Senior Subordinated Notes of DMC(2)...............    147            95
  12 1/2% Senior Discount Notes of Del Monte(3).............    126            82
                                                               ----          ----
     Total debt.............................................    770           608
                                                               ----          ----
Redeemable Preferred Stock(4)...............................     32            --
Stockholders' equity:
  Common Stock, $.01 par value; 1,000,000 shares authorized
     and 182,431 shares issued and outstanding, actual; and
     500,000,000 shares authorized and 50,196,461 shares
     issued and outstanding, as adjusted(5)(6)..............     --            --
  Paid-in capital...........................................    173           403
  Retained deficit(7).......................................   (527)         (566)
                                                               ----          ----
     Total stockholders' deficit............................   (354)         (163)
                                                               ----          ----
          Total capitalization..............................   $448          $445
                                                               ====          ====

---------------

(1) The total capacity under the revolving credit facility as of March 31, 1998 was $350 million. See "Description of Certain Indebtedness." The amount, as adjusted, reflects $63 million of additional borrowings under the Revolving Credit Facility, including $3 million to pay fees incurred in connection with the Refinancing.

(2) Excludes $9 million of accrued interest payable.

(3) Excludes $2 million of accrued interest payable.

(4) Net of unamortized discount of $3 million and excludes accreted dividends aggregating approximately $5 million as of March 31, 1998.

(5) Excludes 1,838,995 shares reserved for issuance pursuant to the Company's management share option plan. See "Management" and "Description of Capital Stock."

(6) The actual number of shares of Common Stock at March 31, 1998 does not reflect the 191.542-for-one stock split of the existing shares of Common Stock or the increase in the number of authorized shares of Common Stock to 500 million shares.

(7) As adjusted reflects a $16 million write-off of a pro rata share of deferred financing costs associated with the repayment of the Company's indebtedness, as well as $14 million of repayment and redemption premiums, $5 million in dividends paid, $3 million write-off of unamortized discount relating to the preferred shares redeemed and $1 million in other expenses incurred in the Refinancing.

                                    DILUTION

     The deficit in net tangible book value of the Company at March 31, 1998 was approximately $(370) million or $(10.43) per share of Common Stock. Without taking into account any changes in the deficit in net tangible book value attributable to operations after March 31, 1998, after giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share and the application of the estimated net proceeds as described under "Use of Proceeds," the pro forma deficit in net tangible book value of the Company as adjusted at March 31, 1998 would have been $(164) million, or $(3.27) per share of Common Stock (assuming no exercise of the U.S. Underwriters' overallotment option). This represents an immediate reduction in the deficit in net tangible book value of $7.16 per share of Common Stock to the existing stockholders, including TPG, and an immediate dilution of $20.27 per share of Common Stock to new investors in shares of Common Stock in the Offering. The following table illustrates such per share dilution:

Assumed initial public offering price per share.............             $17.00
Deficit in net tangible book value per share of Common Stock
  before the Offering(1)....................................   (10.43)
Reduction in deficit in net tangible book value per share of
  Common Stock attributable to new investors(2).............     7.16
                                                              -------
Pro forma deficit in net tangible book value per share of
  Common Stock after the Offering...........................              (3.27)
                                                                         ------
Dilution per share to new investors(3)......................             $20.27
                                                                         ======

---------------

(1) Deficit in net tangible book value per share is determined by dividing the Company's audited net deficit in tangible book value (total tangible assets less total liabilities) of approximately $(370) million at March 31, 1998 by the aggregate number of shares of Common Stock outstanding at March 31, 1998.

(2) After deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

(3) Dilution is determined by subtracting pro forma deficit in net tangible book value per share of Common Stock after the Offering from the assumed initial public offering price paid by a new investor for a share of Common Stock.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     On April 18, 1997, the Company completed the Recapitalization. In connection with the Recapitalization, the Company repaid substantially all of its funded debt obligations existing immediately before the Recapitalization. On December 19, 1997, the Company acquired Contadina for $177 million, plus an estimated working capital adjustment of approximately $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of $2 million, and therefore a reduction in the purchase price to a total of $195 million. The following Unaudited Pro Forma Statements of Operations were prepared by the Company as if the Contadina Acquisition, the Recapitalization and related financings had occurred as of July 1, 1996. The Unaudited Pro Forma Statements of Operations do not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition and the Recapitalization had occurred as of the dates indicated or what such results will be for any future periods.

     The unaudited pro forma financial data are based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Company believes that such assumptions are reasonable. The unaudited pro forma financial data should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes thereto appearing elsewhere in this Prospectus.

     Contadina was not operated as a separate business unit and, as such, it did not have regularly prepared financial statements. The Company has obtained and prepared financial information of Contadina for the year ended December 31, 1996, the period ended December 18, 1997 and the nine-month periods ended September 30, 1996 and 1997. Due to the limited information available to the Company, the Company has prepared the Unaudited Pro Forma Statement of Operations for the year ended June 30, 1997 using Contadina historical financial information for the 12-month period ended September 30, 1997 derived from the audited financial statements for the year ended December 31, 1996 appearing elsewhere in this Prospectus and unaudited financial data for the nine-month periods ended September 30, 1996 and 1997 appearing under "Summary Historical Financial Data of Contadina." The Unaudited Pro Forma Statement of Operations for the nine-month period ended March 31, 1998 includes the historical revenues and expenses of Contadina from July 1, 1997 through December 18, 1997 (the results of operations of Contadina since the date of acquisition have been included in the historical Company revenues and expenses for the nine-month period ended March 31, 1998). Such historical financial information includes allocations by Nestle for certain operating costs including, without limitation, costs of utilizing outside storage facilities; all selling costs including, without limitation, direct sales force and brokerage expenses; costs for utilizing centralized distribution and storage facilities; costs associated with marketing services; and general and administrative costs associated with support services such as finance, legal, human resources and information systems. The Company believes that it will experience operating costs of a similar nature to those charged by Nestle in its cost allocations but at a significantly reduced level; however, no assurances can be given in this regard. See "Risk
Factors -- Risks Relating to Contadina."

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 1997

                                                 HISTORICAL
                                       ------------------------------     PRO FORMA
                                        DEL MONTE     CONTADINA(A)(B)    ADJUSTMENTS     PRO FORMA
                                       -----------    ---------------    -----------    -----------
                                       (RESTATED)
                                                     (IN MILLIONS, EXCEPT SHARE DATA)
Net sales............................  $     1,217         $156             $ --        $     1,373
Cost of products sold (excluding               819          155              (25)(c)            949
  inventory step-up).................
Inventory step-up (d)................           --           --                4                  4
                                       -----------         ----             ----        -----------
  Gross profit.......................          398            1               21                420
Selling, advertising, administrative           327(e)        20               14(e)             361
  and general expense................
                                       -----------         ----             ----        -----------
OPERATING INCOME (LOSS)..............           71          (19)               7                 59
Interest expense.....................           52            6               35(f)              93
Loss on sale of divested assets......            5           --               --                  5
Other expense........................           30(g)        --               --                 30
                                       -----------         ----             ----        -----------
LOSS BEFORE INCOME TAXES AND                   (16)         (25)             (28)               (69)
  EXTRAORDINARY ITEM.................
Provision for income taxes...........           --           --               --                 --
                                       -----------         ----             ----        -----------
LOSS BEFORE EXTRAORDINARY ITEM.......          (16)        $(25)            $(28)               (69)
                                                           ====             ====
Preferred stock dividends............           70                                                5
                                       -----------                                      -----------
Loss before extraordinary item         $       (86)                                     $       (74)
  attributable to common shares(h)...
                                       ===========                                      ===========
Loss before extraordinary item per     $     (1.40)                                     $     (2.16)
  common share.......................
Weighted average number of shares       61,703,436                                       34,477,560
  outstanding (i)....................
OTHER DATA:
Depreciation and amortization (j)....  $        24                                      $        30
Capital expenditures.................           20                                               30

                            See accompanying notes.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED MARCH 31, 1998

                                                         HISTORICAL
                                                ----------------------------    PRO FORMA
                                                DEL MONTE    CONTADINA(A)(B)   ADJUSTMENTS    PRO FORMA
                                                ----------   ---------------   -----------   -----------
                                                (RESTATED)
                                                            (IN MILLIONS, EXCEPT SHARE DATA)
Net sales.....................................  $      968        $ 92            $ --       $     1,060
Cost of products sold (excluding inventory             655          91             (18)(c)           728
  step-up)....................................
Inventory step-up(d)..........................          --          --              (2)               (2)
                                                ----------        ----            ----       -----------
     Gross profit.............................         313           1              20               334
Selling, advertising, administrative and               249          13              12(e)            274
  general expense.............................
Acquisition expenses..........................           7          --              --                 7
                                                ----------        ----            ----       -----------
OPERATING INCOME (LOSS).......................          57         (12)              8                53
Interest expense..............................          58           3              11(f)             72
Other income..................................          (1)         --              --                (1)
                                                ----------        ----            ----       -----------
INCOME (LOSS) BEFORE INCOME TAXES.............          --         (15)             (3)              (18)
Provision for income taxes....................          --          --              --                --
                                                ----------        ----            ----       -----------
INCOME (LOSS).................................          --        $(15)           $ (3)              (18)
                                                                  ====            ====
Preferred stock dividends.....................           4                                             4
                                                ----------                                   -----------
Loss attributable to common shares (h)........  $       (4)                                  $       (22)
                                                ==========                                   ===========
Loss per common share.........................  $    (0.12)                                  $     (0.65)
Weighted average number of shares               30,389,671                                    34,646,160
  outstanding (i).............................

OTHER DATA:
Depreciation and amortization (j).............  $       20                                   $        23
Capital expenditures..........................          15                                            20

                            See accompanying notes.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

     The Unaudited Pro Forma Statements of Operations reflect the adjustments for the Contadina Acquisition, the Recapitalization and related financings as if such events had occurred as of July 1, 1996.

     On December 19, 1997, the Company acquired the Contadina canned tomato business, including the Contadina trademark worldwide, capital assets and inventory, from Nestle and Contadina Services, Inc. for a total purchase price of $197 million, comprised of a base price of $177 million and an estimated net working capital adjustment of $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of $2 million, and therefore a reduction in the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims. In connection with the Contadina Acquisition, approximately $7 million of acquisition-related expenses were incurred.

     The Contadina Acquisition was accounted for using the purchase method of accounting. The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values that include values based on independent appraisals and management estimates. These estimates may be subject to adjustment to reflect actual amounts, primarily in the case of accrued liabilities. Any subsequent adjustments are expected to occur by the 1998 fiscal year-end and are not expected to be material. Allocation of the $195 million purchase price is as follows: inventory $95 million, prepaid expenses $5 million, property, plant and equipment $84 million, intangibles $16 million and accrued liabilities $5 million.

(a) The historical financial information for Contadina for the 12-month period ended September 30, 1997 was derived from the audited financial statements appearing elsewhere in this Prospectus and unaudited financial data appearing under "Summary Historical and Financial Data of Contadina." The historical financial data provided to the Company includes certain allocated expenses for functions and services provided by Nestle. Such allocated expenses are comprised of, without limitation, costs of utilizing outside storage facilities; all selling costs including, without limitation, direct sales force and brokerage expenses; costs for utilizing centralized distribution and storage facilities; costs associated with marketing services; and general and administrative costs associated with support services such as finance, legal, human resources and information systems and interest expense. The additional operating cost allocations were $25 million and $17 million, and the interest allocations were $6 million and $3 million for the 12-month period ended September 30, 1997 and the nine-month period ended March 31, 1998, respectively.

(b) Represents the historical revenue and expenses of Contadina from October 1, 1996 through September 30, 1997 and July 1, 1997 through December 18, 1997 for the Unaudited Pro Forma Statements of Operations for the year ended June 30, 1997 and the nine months ended March 31, 1998, respectively. As described in note (a) above, pro forma statement of operations data for the 12-month period ending September 30, 1997 for Contadina has been derived using Contadina's results of operations for the nine-month periods ended September 30, 1996 and 1997 and the year ended December 31, 1996. Contadina's results of operations for the period from July 1, 1997 to September 30, 1997 are accordingly presented in both the pro forma statement of operations for the year ended June 30, 1997 and the pro forma statement of operations for the nine months ended March 31, 1998. Net sales included in both periods amount to $37 million, and the net loss included in both periods is $8 million. There were no significant transactions or unusual events occurring during the three-month period ended September 30, 1997, nor were there any significant transactions or unusual events omitted by not including the period from July 1, 1996 to September 30, 1996.

(c) Adjustment to cost of products sold reflects the following:

                                                                    NINE MONTHS
                                                      YEAR ENDED       ENDED
                                                       JUNE 30,      MARCH 31,
                                                         1997           1998
                                                      ----------    ------------
                                                            (IN MILLIONS)
Reclassification of Contadina trade promotion
  costs.............................................     $(14)          $(13)
Reduction in depreciation expense arising from fair
  value adjustment for property, plant and equipment
  acquired..........................................       (6)            (2)
Elimination of royalties to Nestle S.A. for
  trademark license.................................       (5)            (3)
                                                         ----           ----
                                                         $(25)          $(18)
                                                         ====           ====

     Trade promotion costs for Contadina were reclassified from cost of products sold to selling, advertising, general and administrative expense to conform with Del Monte's classification of such costs.

     The expense represented by Contadina's historical charge to cost of products sold for royalties due to Nestle S.A. has been replaced by amortization of trademark recorded as selling, advertising, general and administrative expense which treatment is more representative of the continuing costs associated with the use of the Contadina trademark.

(d) Represents the cost of products sold related to the sales of the inventory acquired from Contadina which was written-up by the Company to estimated fair value as part of the preliminary purchase price allocation relating to the Contadina Acquisition.

(e) Adjustment to selling, advertising, administrative and general expense reflects the following:

                                                                    NINE MONTHS
                                                      YEAR ENDED       ENDED
                                                       JUNE 30,      MARCH 31,
                                                         1997           1998
                                                      ----------    ------------
                                                            (IN MILLIONS)
Reclassification of Contadina trade promotion
  costs.............................................     $ 14           $ 13
Elimination of amortization of Nestle goodwill......       (1)            (1)
Amortization of intangible acquired.................        1             --
                                                         ----           ----
                                                         $ 14           $ 12
                                                         ====           ====

     Selling, advertising, administrative and general expense for the year ended June 30, 1997 includes $25 million of one-time charges incurred in connection with the Recapitalization primarily for management incentive payments and, in part, for severance payments.

(f) Represents adjustments necessary to reflect pro forma interest expense and amortization of deferred financing expense as shown below based upon pro forma debt levels and applicable interest rates. The table below presents pro forma interest expense, including the respective interest rates and related fees and pro forma amortization of deferred financing costs.

                                                YEAR ENDED                         NINE MONTHS ENDED
                                               JUNE 30, 1997                        MARCH 31, 1998
                                    -----------------------------------   -----------------------------------
                                    INTEREST    PRINCIPAL     INTEREST    INTEREST    PRINCIPAL     INTEREST
                                     RATE(1)    BALANCE(2)   EXPENSE(3)    RATE(1)    BALANCE(2)   EXPENSE(3)
                                    ---------   ----------   ----------   ---------   ----------   ----------
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
Revolving Credit Facility.........     7.82%      $  220        $18          7.68%      $ 228         $13
Tranche A of Term Loan Facility...     7.82          200         16          8.13         197          12
Tranche B of Term Loan Facility...     8.57          230         20          8.61         249          15
DMC Notes.........................    12.25          150         18         12.25         150          15
Del Monte Notes...................    12.50          129         16         12.50         145          14
                                                                ---                                   ---
  Pro forma interest expense......                               88                                    69
Pro forma amortization of deferred
  financing costs.................                                5                                     3
                                                                ---                                   ---
  Total pro forma interest
    expense.......................                              $93                                   $72
                                                                ===                                   ===

    -------------------

    (1) Average of month-end interest rates.

    (2) Average of month-end principal balances.

    (3) Represents product of average month-end interest rate and average month-end principal balance for the applicable period.

(g) For the year ended June 30, 1997, includes $22 million of one-time expenses incurred in connection with the Recapitalization.

(h) Loss before extraordinary items attributable to common shares for the year ended June 30, 1997, and loss attributable to common shares for the nine-month period ended March 31, 1998, reflect the deduction for the cash and in-kind dividends for the period on redeemable preferred stock.

(i) The weighted average number of shares outstanding reflects the anticipated 191.542-for-one stock split of the shares of Common Stock.

(j) Historical depreciation and amortization exclude amortization of $5 million and $3 million of deferred debt issue costs for fiscal 1997 and for the nine-month period ended March 31, 1998, respectively. Pro forma depreciation and amortization excludes amortization of $5 million and $3 million of pro forma deferred debt issue costs for fiscal 1997 and for the nine-month period ended March 31, 1998, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth historical consolidated financial information of the Company. The statement of operations data for each of the fiscal years in the four-year period ended June 30, 1996 and the balance sheet data as of June 30, 1993, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors. The statement of operations data for the year ended June 30, 1997 and the nine months ended March 31, 1998, and the balance sheet data as of June 30, 1997 and March 31, 1998, have been derived from consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent auditors. The selected consolidated financial data presented below as of March 31, 1997 and the nine months then ended was derived from the unaudited interim financial statements of the Company. The financial data presented below as of March 31, 1997 and for the nine months then ended, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data and which have been prepared in accordance with the same accounting principles followed in the presentation of the Company's audited financial statements for the fiscal year ended June 30, 1997. Operating results for the nine months ended March 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and related notes and other financial information included elsewhere in this Prospectus.

                                                                                                               NINE MONTHS
                                                                                                                  ENDED
                                                          FISCAL YEAR ENDED JUNE 30,                            MARCH 31,
                                        --------------------------------------------------------------   -----------------------
                                           1993         1994         1995         1996         1997         1997         1998
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                               (RESTATED)   (RESTATED)                (RESTATED)
                                                                    (IN MILLIONS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales(a)..........................  $    1,556   $    1,500   $    1,527   $    1,305   $    1,217   $      936   $      968
Cost of products sold(a)..............       1,213        1,208        1,183          984          819          634          655
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit..........................         343          292          344          321          398          302          313
Selling, advertising, administrative
  and general expense(a)..............         286          225          264          239          327(b)        235         249
Special charges(c)....................         140           --           --           --           --           --           --
Acquisition expenses..................          --           --           --           --           --           --            7
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)...............         (83)          67           80           82           71           67           57
Interest expense......................          68           61           76           67           52           37           58
Loss (gain) on sale of divested
  assets(d)...........................         (13)         (13)          --         (123)           5            5           --
Other (income) expense(e).............           4            8          (11)           3           30           --           (1)
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes,
  minority interest, extraordinary
  item and cumulative effect of
  accounting change...................        (142)          11           15          135          (16)          25           --
Provision for income taxes............          10            3            2           11           --            2           --
Minority interest in earnings of
  subsidiary..........................           8            5            1            3           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) before extraordinary
  item and cumulative effect of
  accounting change...................        (160)           3           12          121          (16)          23           --
Extraordinary loss(f).................          --           --            7           10           42            4           --
Cumulative effect of accounting
  change(g)...........................          28           --           --            7           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss).....................        (188)           3            5          104          (58)          19           --
Preferred stock dividends.............          52           61           71           82           70           70            4
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) attributable to
  common shares(h)....................  $     (240)  $      (58)  $      (66)  $       22   $     (128)  $      (51)  $       (4)
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per common share....  $    (2.99)  $    (0.75)  $    (0.85)  $     0.29   $    (2.07)  $    (0.69)  $    (0.12)
Weighted average number of shares
  outstanding(i)......................  80,370,353   77,915,263   76,671,294   75,047,353   61,703,436   73,332,621   30,389,671

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                              FISCAL YEAR ENDED JUNE 30,                          MARCH 31,
                                              -----------------------------------------------------------   ---------------------
                                                1993        1994        1995         1996         1997        1997        1998
                                              ---------   ---------   ---------   ----------   ----------   --------   ----------
                                                                                  (RESTATED)   (RESTATED)              (RESTATED)
                                                                                 (IN MILLIONS)
OTHER DATA:
Gross margin(a).............................       22.0%       19.5%       22.5%       24.6%        32.7%       32.3%        32.3%
Adjusted EBITDA:(j)
  EBIT......................................  $     (74)  $      72   $      91   $     202    $      36    $     62   $       58
  Depreciation and amortization(k)..........         59          35          35          26           24          18           20
  EBITDA of Divested Operations.............        (50)        (39)        (35)        (22)          --          --           --
  Special charges(c)........................        140          --          --          --           --          --           --
  Asset write-down/impairment(l)............         --           1          --          --            7          --           --
  Loss (gain) on sale of Divested
    Operations(d)...........................        (13)        (13)         --        (123)           5           5           --
  Terminated transactions(m)................         --           1         (22)         --           --          --           --
  Benefit costs(n)..........................         --           6           7          --           --          --           10
  Headcount reduction and relocation(o).....         --          --          --           9           --          --           --
  Recapitalization
    expenses(b)(e)..........................         --          --          --          --           47          --           --
  Expenses of Contadina Acquisition(p)......         --          --          --          --           --          --            7
  Contadina inventory
    write-up(p).............................         --          --          --          --           --          --            2
                                              ---------   ---------   ---------   ---------    ---------    --------   ----------
    Adjusted EBITDA.........................  $      62   $      63   $      76   $      92    $     119    $     85   $       97
                                              =========   =========   =========   =========    =========    ========   ==========
Adjusted EBITDA margin(j)...................        5.4%        5.7%        6.9%        8.6%        10.2%        9.5%        10.0%
Cash flows provided by operating
  activities................................  $      61   $      28   $      63   $      60    $      25    $     26   $        9
Cash flows provided by (used in) investing
  activities................................         (2)         55         (21)        170           37          39         (205)
Cash flows provided by (used in) financing
  activities................................        (55)        (83)        (44)       (224)         (63)        (65)         195
Capital expenditures........................         34          36          24          16           20          12           15
SELECTED RATIOS:
Ratio of earnings to fixed charges(q).......         --         1.2x        1.2x        2.8x          --         1.5x         1.0x
Deficiency of earnings to cover fixed
  charges(q)................................  $     142          --          --          --    $      16          --           --

                                                                         JUNE 30,                            MARCH 31,
                                                    --------------------------------------------------   ------------------
                                                     1993     1994     1995       1996         1997      1997       1998
                                                    ------   ------   ------   ----------   ----------   -----   ----------
                                                                               (RESTATED)   (RESTATED)           (RESTATED)
                                                                                 (IN MILLIONS)
BALANCE SHEET DATA:
Working capital...................................  $   92   $   88   $   99     $  209       $  118     $ 186     $  220
Total assets......................................   1,066      936      960        736          667       739        928
Total debt, including current maturities..........     624      569      576        373          610       310        770
Redeemable preferred stock........................     216      215      215        213           32       213         32
Stockholders' deficit.............................    (385)    (384)    (393)      (288)        (398)     (243)      (354)

Note: Financial data under the columns marked "restated" reflect the information from the Company's restated financial statements.
---------------
(a) In fiscal 1997, merchandising allowances primarily relating to in-store displays, store advertising and store coupons, which previously were recorded as a cost of products sold, have been reclassified to selling expense. Such merchandising allowances totaled $113 million, $67 million, $106 million, $100 million, $143 million and $101 million in the fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997, and the nine months ended March 31, 1997, respectively. In addition, certain military distributor allowances, which previously were treated as a reduction in net sales, have been reclassified to selling expense. Such military distributor allowances amounted to $1 million, $1 million, $1 million, $1 million, $2 million and $2 million in fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997, and the nine months ended March 31, 1997, respectively. All financial information has been restated to conform to this presentation.

(b) In connection with the Recapitalization, which was consummated on April 18, 1997, expenses of approximately $25 million were incurred primarily for management incentive payments and, in part, for severance payments.

(c) In June 1993, the Company recorded special charges of $140 million, which included $115 million for permanent impairment of acquisition-related intangible assets, including goodwill, and $25 million for facility consolidations.

(d) The Company sold its equity investment in Del Monte International in the fiscal quarter ended March 31, 1993 and recognized a $13 million gain. The Company sold its can manufacturing operations in the fiscal quarter ended December 31, 1993 and recognized a $13 million gain. In November 1995, the Company sold its pudding business for $89 million, net of $4 million of related transaction fees. The sale resulted in a gain of $71 million. In March 1996, the Company sold its 50.1% ownership interest in Del Monte Philippines for $100 million, net of $2 million of related transaction fees. The sale resulted in a gain of $52 million. In the fiscal quarter ended December 1996, the Company sold Del Monte Latin America. The combined sales price of $50 million, reduced by $2 million of related transaction expenses, resulted in a loss of $5 million.

(e) In fiscal 1995, other income includes the Company's receipt of proceeds of a $30 million letter of credit, reduced by $4 million of related transaction expenses, as a result of the termination of a merger agreement with Grupo Empacador de Mexico, S.A. de C.V. In fiscal 1997, $22 million of expenses were incurred in conjunction with the Recapitalization, primarily for legal, investment advisory and management fees.

(f) In June 1995, the Company refinanced its then-outstanding revolving credit facility, term loan and senior secured floating rate notes. In conjunction with this debt retirement, capitalized debt issue costs of $7 million were written off and accounted for as an extraordinary loss. In December 1995 and April 1996, the Company prepaid part of its term loan and senior secured notes. In conjunction with the early debt retirement, the Company recorded an extraordinary loss of $10 million for the early retirement of debt. The extraordinary loss consisted of a $5 million prepayment premium and a $5 million write-off of capitalized debt issue costs related to the early retirement of debt. In fiscal 1997, $42 million of expenses related to the early retirement of debt and to the Recapitalization was charged to net income. In September 1996, the Company repurchased outstanding debt, in conjunction with which capitalized debt issue costs of $4 million, net of a discount on such debt, were written off and accounted for as an extraordinary loss. In conjunction with the refinancing of debt that occurred at the time of the Recapitalization, the Company recorded a $38 million extraordinary loss related to the early retirement of debt. The $38 million extraordinary loss consisted of previously capitalized debt issue costs of approximately $19 million and a premium payment and a term loan make-whole payment aggregating $19 million.

(g) Effective July 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." The Company elected to recognize this change in accounting on the immediate recognition basis. The cumulative effect of adopting SFAS No. 106 resulted in a charge to fiscal 1993 net earnings of $28 million. Effective July 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The cumulative effect of adopting SFAS No. 121 resulted in a charge to fiscal 1996 net earnings of $7 million.

(h) Net income (loss) attributable to the shares of Common Stock is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.

(i) For each period, the weighted average number of shares outstanding reflects the anticipated 191.542-for-one stock split.

(j) Adjusted EBITDA represents EBITDA (income (loss) before provision for income taxes, minority interest, extraordinary item, cumulative effect of accounting change and depreciation and amortization expense, plus interest expense) before special charges and other one-time and non-cash charges, less gains (losses) on sales of assets and the results of the Divested Operations. Adjusted EBITDA should not be considered in isolation from, and is not presented as an alternative measure of, operating income or cash flow from operations (as determined in accordance with GAAP). Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies. Since the Company has undergone significant structural changes during the periods presented, management believes that this measure provides a meaningful measure of operating cash flow (without the effects of working capital changes) for the core and continuing business of the Company by normalizing the effects of operations that have been divested and one-time charges or credits. Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of net sales (excluding net sales of Divested Operations of $402 million, $399 million, $417 million, $233 million and $48 million for the years ended June 30, 1993, 1994, 1995, 1996 and 1997, respectively, and $43 million for the nine months ended March 31,
     1997).

(k) Depreciation and amortization exclude amortization of $8 million, $5 million, $5 million, $5 million and $5 million of deferred debt issuance costs for fiscal 1993, 1994, 1995, 1996 and 1997, respectively. Depreciation and amortization exclude amortization of $4 million and $3 million of deferred debt issuance costs in the nine-month periods ended March 31, 1997 and 1998, respectively.

(l) In fiscal 1994 and fiscal 1997, non-cash charges include $1 million related to write-offs of labels due to new labeling laws and $7 million related to the recognition of an other than temporary impairment of a long-term equity investment, respectively.

(m) In fiscal 1994, one-time charges of $1 million relate to a terminated transaction. In fiscal 1995, one-time charges and credits include $26 million received in connection with a terminated transaction and $4 million paid by the Company to terminate its alliance with PCP.

(n) In fiscal 1994 and 1995, one-time and non-cash charges include $6 million of benefit plan charges and $7 million related to the termination of a management equity plan, respectively. In the nine months ended March 31, 1998, one-time and non-cash charges include $3 million of stock compensation and related benefit expense and $7 million of severance and benefit costs.

(o) In fiscal 1996, other one-time charges include $3 million for relocation costs and $6 million of costs associated with a significant headcount reduction.

(p) For the nine months ended March 31, 1998, one-time charges include of $7 million of acquisition-related expenses incurred in connection with the Contadina Acquisition and $2 million of inventory step-up due to the purchase price allocation related to the Contadina Acquisition.

(q) For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, earnings are defined as income (loss) before extraordinary item, cumulative effect of accounting change and provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company during the nine-month periods ended March 31, 1997 and 1998, and the three-year period ended June 30, 1997. This discussion should be read in conjunction with the unaudited consolidated financial statements for the nine-month period ended March 31, 1997 and the audited consolidated financial statements of the Company for the nine-month period ended March 31, 1998 and for the three-year period ended June 30, 1997, including the notes thereto, appearing elsewhere in this Prospectus.

GENERAL

     The Company reports its financial results on a July 1 to June 30 fiscal year basis to coincide with its inventory production cycle, which is highly seasonal. Raw product is harvested and packed primarily in the months of June through October, during which time inventories rise to their highest levels. At the same time, consumption of canned products drops, reflecting, in part, the availability of fresh alternatives. This situation affects operating results as sales volumes, revenues and profitability decline during this period. Results over the remainder of the fiscal year are affected by many factors including industry supply and the Company's share of that supply. See "-- Seasonality."

     Consistent with the Company's strategy to generate growth through acquisitions, the Company consummated the Contadina Acquisition in December 1997. The Contadina Acquisition contributes another established brand and positions the Company as the branded market leader in the high margin canned solid tomato category. The Contadina Acquisition also establishes a strong presence for the Company in the branded paste-based tomato products category, which includes tomato paste, tomato sauce and pizza sauce. The Company believes that Contadina's strong brand recognition, particularly in paste-based tomato products, complements the Company's brand leadership in canned solid tomato products and will enhance the Company's market share and household penetration. See "Prospectus Summary -- Summary Historical Financial Data of Contadina" and "Unaudited Pro Forma Financial Data."

     In addition to diversifying further the Company's revenue base, the Contadina Acquisition will expand the Company's processing scale, which the Company believes will result in production cost efficiencies. Moreover, among the facilities acquired by the Company is a state-of-the-art manufacturing facility at Hanford, California. As part of its efforts to consolidate production, tomato production at the Company's Modesto, California facility is expected to be transferred to Hanford following the summer 1998 pack. The Modesto facility would then be converted to a fruit processing facility and would assume the production currently conducted at the Company's San Jose and Stockton facilities in California, which are expected to be closed after the summer 1999 and 2000 packs, respectively. It is anticipated that these properties will be sold in the year following closure. In connection with these actions, the Company recorded charges of $7 million in the third quarter of fiscal 1998, principally relating to severance. The Company anticipates that it will incur material additional charges as a result of these plant closures, including the effects of adjusting the assets' remaining useful lives to accelerate the depreciation thereof, the costs to remove and dispose of those assets and ongoing fixed costs to be incurred during the Modesto plant reconfiguration and until the sale of the San Jose and Stockton properties. See Note N to the consolidated financial statements for the nine-month period ended March 31, 1998. The Company is continuing to evaluate its production facilities and believes that further consolidations may be appropriate. In conjunction with the purchase price allocation relating to the Contadina Acquisition, the Company has stepped up the value of the purchased inventory. Such step-up is estimated to be $4 million.

     Commencing in 1996, the Company has sought to leverage its brand and price leadership to improve sales and operating margins and, to that end, increased prices for many of its fruit and vegetable products in that year. As a result, the Company experienced an anticipated volume loss and market share decline. In the case of its fruit operations, the Company lost 3.3 percentage points of market share during fiscal 1996. However, the Company's significantly improved margins generally offset the effects of the lower volume, and the Company's market share recovered by year-end 1997 to achieve an increase of 5.1 percentage points of market share during 1997, a level higher than that experienced prior to the price increases. In the case of its vegetable operations, the Company lost 3.8 percentage points of market share during fiscal 1996 and 0.1 of a percentage point of market share during fiscal 1997. The Company coupled these price increases with a new marketing strategy that emphasizes consumption-driven trade promotion programs, as well as consumer-targeted promotions such as advertising and coupons, to encourage retailers to use store advertisements, displays and consumer-targeted promotions, rather than periodic price-only promotions. The Company plans to continue to emphasize its status as a price leader and, in 1997, in connection with the Recapitalization, began implementing a new business strategy designed to improve sales and operating margins by: (i) increasing market share and household penetration of high margin value-added products; (ii) introducing product and packaging innovations; (iii) increasing penetration of high growth distribution channels, such as supercenters and warehouse clubs;
(iv) achieving cost savings through operating efficiencies, plant consolidations and investments in new and upgraded production equipment; and (v) completing strategic acquisitions.

     In fiscal 1995, Del Monte terminated an exclusive supply agreement with Pacific Coast Producers, an unaffiliated grower co-operative ("PCP"), to purchase substantially all of PCP's tomato and fruit production. Since terminating its agreement with PCP, the Company on occasion buys from and sells to PCP a limited amount of product on a spot basis. During fiscal 1996 and the first half of fiscal 1997, the Company sold its pudding business, its 50.1% interest in Del Monte Philippines and all of its interest in Del Monte Latin America. At the end of fiscal 1997, a distribution agreement expired under which Del Monte sold certain products for Yorkshire Dried Fruits and Nuts, Inc. ("Yorkshire") at cost. These events are collectively referred to as the "Divested Operations."

     The following table sets forth the net proceeds received by the Company in connection with the sale of the Divested Operations and, for the periods indicated, the net sales generated by the Divested Operations prior to disposition by the Company:

                                                            NET PROCEEDS      NET SALES FROM DIVESTED
                                          FISCAL YEAR     FROM DISPOSITION/     OPERATIONS PRIOR TO
          DIVESTED OPERATION             ENDED JUNE 30,      TERMINATION      DISPOSITION/TERMINATION
          ------------------             --------------   -----------------   -----------------------
                                                                         (IN MILLIONS)
Del Monte pudding business.............       1996              $  89                  $  15(a)
                                              1995                 --                     47
Del Monte Philippines .................       1996                100(b)                 102(b)
                                              1995                 --                    142
Del Monte Latin America................       1997                 48(c)                  17(c)
                                              1996                 --                     55
                                              1995                 --                     65
PCP....................................       1996                 --                     26(d)
                                              1995                 --(d)                 124(d)
Yorkshire..............................       1997                 --(e)                  31(e)
                                              1996                 --                     35
                                              1995                 --                     39

---------------

(a) The Company divested its pudding business in November 1995.
(b) In connection with the sale, which was consummated in March 1996, the Company entered into an eight-year supply agreement with the acquiror.
(c) The Company divested its Latin American operations in the second quarter of fiscal 1997.
(d) The Company entered into a consent decree with the U.S. Federal Trade Commission (the "FTC") pursuant to which the Company agreed to terminate its supply agreement with PCP. The Company terminated that supply agreement in June 1995. The Company sold the remaining inventory during fiscal 1996.
(e) The Company's distribution agreement with Yorkshire expired in June 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of operations, expressed as percentages of the Company's net sales for such periods:

                                                                         NINE MONTHS
                                                  FISCAL YEAR               ENDED
                                                 ENDED JUNE 30,           MARCH 31,
                                           --------------------------    ------------
                                            1995      1996      1997     1997    1998
                                           ------    ------    ------    ----    ----
Net sales..............................       100%      100%      100%    100%    100%
Cost of products sold..................        78        76        67      68      68
                                              ---       ---       ---     ---     ---
Gross profit...........................        22        24        33      32      32
Selling, advertising, administrative
  and general expense and other
  expense..............................        17        18        27      25      26
                                              ---       ---       ---     ---     ---
Operating income.......................         5%        6%        6%      7%      6%
                                              ===       ===       ===     ===     ===
Interest expense.......................         5%        5%        4%      4%      6%
                                              ===       ===       ===     ===     ===

     The following tables set forth, for the periods indicated, the Company's net sales by product category, expressed in dollar amounts and as percentages of the Company's total net sales for such periods:

                                                                         NINE MONTHS
                                                  FISCAL YEAR               ENDED
                                                 ENDED JUNE 30,           MARCH 31,
                                           --------------------------    ------------
                                            1995      1996      1997     1997    1998
                                           ------    ------    ------    ----    ----
                                                          (IN MILLIONS)
NET SALES:
Canned vegetables(a)...................    $  441    $  402    $  437    $336    $358
Canned fruit(a)........................       394       367       431     335     343
Tomato products(a).....................       211       217       229     168     211
Canned pineapple(a)....................        66        72        65      50      50
Other(b)...............................       219        89        41      33       6
                                           ------    ------    ------    ----    ----
          Subtotal domestic............     1,331     1,147     1,203     922     968
Latin America..........................        65        55        17      17      --
Philippines............................       180       142        --      --      --
Intercompany sales.....................       (49)      (39)       (3)     (3)     --
                                           ------    ------    ------    ----    ----
          Total net sales..............    $1,527    $1,305    $1,217    $936    $968
                                           ======    ======    ======    ====    ====

                                                                         NINE MONTHS
                                                  FISCAL YEAR               ENDED
                                                 ENDED JUNE 30,           MARCH 31,
                                           --------------------------    ------------
                                            1995      1996      1997     1997    1998
                                           ------    ------    ------    ----    ----
AS A PERCENTAGE OF NET SALES:
Canned vegetables(a)...................        29%       31%       36%     36%     37%
Canned fruit(a)........................        26        28        35      36      35
Tomato products(a).....................        14        16        19      18      22
Canned pineapple(a)....................         4         6         5       5       5
Other(b)...............................        14         7         4       3       1
                                              ---       ---       ---     ---     ---
          Subtotal domestic............        87        88        99      98     100
Latin America..........................         4         4         1       2      --
Philippines............................        12        11        --      --      --
Intercompany sales.....................        (3)       (3)       --      --      --
                                              ---       ---       ---     ---     ---
          Total........................       100%      100%      100%    100%    100%
                                              ===       ===       ===     ===     ===

---------------
(a) Includes sales of the entire product line across each channel of distribution, including sales to grocery chains, warehouse clubs, supercenters, mass merchandisers and other grocery retailers, as well as the Company's foodservice, food ingredients, export and vegetable private label businesses and military sales.

(b) Includes dried fruit, gel and pudding cups and certain other retail products, as well as the Company's private label fruit and tomato businesses, which were discontinued in fiscal 1995 with the termination of the alliance with PCP.

SEASONALITY

     The Company's quarterly operating results have varied in the past and are likely to vary in the future based upon a number of factors. The Company's historical net sales have exhibited seasonality, with the second and third fiscal quarters having the highest net sales. These two quarters reflect increased sales of the Company's products during the holiday period in the United States extending from late November through December, as well as sales associated with the Easter holiday. Net sales in the first fiscal quarter have historically been affected by lower levels of promotional activity, the availability of fresh produce and other factors. Quarterly gross profit primarily reflects fluctuations in sales volumes and is also affected by the overall product mix. The Company's fruit operations have a greater percentage of annual sales and cost of sales in the first fiscal quarter, as compared to its vegetable and tomato operations, due principally to increased sales of fruit cups during the "back to school" period. The Company's vegetable and fruit operations have a greater percentage of annual sales and cost of sales in the second and third fiscal quarters, principally due to the year-end holiday season in the United States, and sales of ketchup and related cost of sales typically increase in the fourth fiscal quarter. Selling, advertising, general and administrative expenses tend to be greater in the first half of the fiscal year, reflecting promotional expenses relating to the "back to school" period and the year-end holiday season, while Easter is the only major holiday in the second half of the fiscal year.

     During the early 1990s, the markets for the Company's principal canned vegetable and fruit products were in a position of stable demand and excess supply. This excess supply primarily resulted from overplanting and abundant harvests of raw product, combined with processing over-capacity. During such periods of industry oversupply, pressure was placed on absolute volumes and gross margins. The Company, as well as certain of its competitors, implemented vegetable plant closures in an attempt to reduce processing over-capacity. The summer 1995 pack was below average for both vegetables and fruit due to flooding in the Midwest and heavy rains in California during the winter and spring of 1995. As a result, inventory levels during fiscal 1996 were lower than in previous years, leaving industry supply for vegetables and fruit in a balanced-to-tight position. The summer 1996 pack was slightly below average for fruit, while tomato production was slightly higher than expected. Vegetable production during the summer of 1996 was above average. This, coupled with an industry decrease in sales, resulted in higher than expected carry-in inventories (inventories on hand at the start of a packing season) of vegetables. In response, planned vegetable plantings were decreased for summer 1997 which resulted in higher vegetable costs. In addition, cooler weather than normal resulted in late plantings for some vegetables causing lower recoveries, while smaller fruit size lowered raw product fruit recoveries. These conditions have had very little impact on the Company's supply of product available for sale, however, since carry-in inventories were adequate to cover shortfalls from the summer 1997 harvest.

     The weather conditions which existed during the summer of 1995 resulted in reduced acreage yields and production recoveries of fruits and vegetables which negatively impacted the Company's production costs in fiscal 1996. During fiscal 1996, the Company's management developed a strategy to increase prices. These price increases resulted in volume and market share decreases for the Company during fiscal 1996 as competitors sold greater volume because their prices remained below the Company's. Despite the reduced market share, the Company's profitability was significantly higher in the fourth quarter of fiscal 1996 as a result of higher net selling prices. These price increases were applied to all product lines in fiscal 1997. Although the Company's aggregate volumes decreased in fiscal 1997 as compared to fiscal 1996, the Company regained and exceeded prior year fruit market share while vegetable market share was maintained and profitability growth continued due to these higher net selling prices. Profitability growth and market share may be unfavorably affected in the future due to the market dynamics of available supply and competitors' pricing.

     In the winter and spring of 1997-98, certain areas in California, one of the Company's principal growing regions for tomatoes and fruit, experienced substantial rainfall as a result of the "El Nino" phenomenon. The Company believes that the 1998 California fruit and tomato harvests and raw product recoveries are likely to be somewhat reduced as a result of these weather conditions and that the Company is likely to incur increased cost of products sold. Such circumstances may also adversely affect the Company's sales volumes and inventory levels. Historically, significant weather-related shortages in fruit, vegetable and tomato harvests have resulted in price increases that have offset increases in raw product costs and reductions in sales volumes. While the Company believes that the overall effects of the El Nino phenomenon will not be material to its financial condition and results of operations, no assurance can be given that the Company will be able to achieve price increases sufficient to offset any reduction in sales volume or increase in its cost of products sold.

NINE MONTHS ENDED MARCH 31, 1998 VS. NINE MONTHS ENDED MARCH 31, 1997

  Contadina Acquisition

     On December 19, 1997, the Company completed the Contadina Acquisition for a total of $197 million, comprised of a base price of $177 million and an estimated working capital adjustment of approximately $20 million. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of $2 million, and therefore a reduction in the purchase price to a total of $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting principally of liabilities in respect of reusable packaging materials, employee benefits and product claims. Results of operations for the nine months ended March 31, 1998 include $7 million of acquisition expenses related to the Contadina Acquisition. The Contadina Acquisition was accounted for using the purchase method of accounting. See "Prospectus Summary -- Summary Historical Financial Data of Contadina," "Unaudited Pro Forma Financial Data" and "-- Liquidity and Capital Resources -- Financing Activities -- 1998
Activity -- Contadina Acquisition."

  Net Sales

     Consolidated net sales for the nine months ended March 31, 1998 increased by $32 million, or 3.4%, from the nine months ended March 31, 1997 due to higher sales across all businesses and the Contadina Acquisition. Net sales, after adjusting for the effect of the Divested Operations, were $968 million for the nine months ended March 31, 1998 as compared to $893 million for the nine months ended March 31, 1997, an increase of $75 million or 8.4%. Fruit volume and net sales increased slightly for the nine months ended March 31, 1998 as compared to the nine months ended March 31, 1997, primarily due to an increase in retail fruit cup sales and sales of flavored fruits, which were introduced in 1997. Due to competitive pricing pressures in the fruit foodservice market, the gains in retail fruit sales in the nine months ended March 31, 1998 were partially offset by volume and sales declines in the foodservice business. The vegetable business experienced an increase of 6.3% and 6.5% in sales volumes and net sales, respectively, for the nine months ended March 31, 1998 as compared to the nine months ended March 31, 1997. The increase in sales volumes and net sales for the vegetable business has been affected by the Company's use of an effective mix of targeted trade and consumer promotions in addressing competitive discounting by other manufacturers. The tomato business also experienced an increase in sales volumes and net sales for the nine months ended March 31, 1998 as compared to the nine months ended March 31, 1997, primarily due to the Contadina Acquisition.

  Cost of Products Sold and Gross Profit

     Gross margin was 32.3% for both of the nine-month periods ended March 31, 1997 and 1998. Gross margin (excluding the Divested Operations) was 32.3% and 33.5% for the nine months ended March 31, 1998 and 1997, respectively. Costs increased for the nine months ended March 31, 1998 as compared to the comparable prior period. However, these increased costs were offset in part by a favorable sales mix of higher margin products. Increased costs for the nine months ended March 31, 1998 reflect primarily an increase in processing costs caused by a compressed harvesting season for fruit which resulted in the increased use of cold storage until processing capacity became available. Also affecting costs were reduced plantings for some vegetables and lower fruit raw product recoveries due to adverse weather conditions. Adverse harvesting conditions did not materially affect the Company's supply of product available for sale, however, since inventory balances at the end of fiscal 1997 were adequate to cover shortfalls in production in fiscal 1998. In addition, $2 million of inventory step-up resulting from the purchase price allocation related to the Contadina Acquisition has been included in cost of products sold.

  Selling, Advertising, Administrative and General Expense

     Selling, advertising, administrative and general expense as a percentage of net sales (excluding the Divested Operations) was 25.7% and 26.0% for the nine months ended March 31, 1998 and 1997, respectively. Selling, advertising, administrative and general expense for the nine months ended March 31, 1998 increased to $249 million from $235 million for the nine months ended March 31, 1997. The Company addressed competitive discounting in the marketplace in its vegetable and tomato businesses by increasing spending on an effective mix of targeted trade and consumer promotions. In addition, in the third quarter of fiscal 1998, the Company recorded accruals of $7 million for severance and related benefit costs of employees to be terminated in connection with a plant consolidation plan. As previously disclosed, management has implemented a plan to consolidate the Company's manufacturing operations.

  Interest Expense

     The 56.8% increase in interest expense for the nine months ended March 31, 1998 as compared to the nine months ended March 31, 1997 was due primarily to higher outstanding debt balances resulting from the Recapitalization, which occurred in the fourth quarter of fiscal 1997.

  Provision for Income Taxes

     There was no provision for income taxes for the nine months ended March 31, 1998 as compared to a provision of $2 million for the nine months ended March 31, 1997 because of the utilization of net operating loss carryforwards for which no benefit has been recognized and because of a change in the valuation allowance.

  Net Income

     Net income for the nine months ended March 31, 1998 decreased by $19 million as compared to the nine months ended March 31, 1997. The decrease in net income was primarily due to the plant consolidation severance accrual of $7 million and the increase in interest expense over the comparable prior period.

THREE YEARS ENDED JUNE 30, 1997

  Net Sales

     Consolidated net sales for fiscal 1996 decreased $222 million or 15% from the prior year due to lower volumes in domestic operations. Net sales for the domestic operations, (excluding the Divested Operations) were $1,072 million for fiscal 1996 as compared to $1,110 million for fiscal 1995, a decrease of $38 million or 3%. The Company increased retail fruit and vegetable prices; however, these price increases were not immediately followed by the competition and resulted in lower sales volumes as compared to the prior year. In fiscal 1996, the Company's market share for Del Monte brand vegetables was 20.4% versus 24.1% for the previous year, and the Company's market share for Del Monte brand fruit was 35.5% versus 38.8% for the previous year. Consolidated net sales for fiscal 1997 decreased by $88 million or 7% from \fiscal 1996. This decrease was attributable to the absence of the Divested Operations. Net sales for the domestic operations, after adjusting for the effect of Divested Operations, increased by $97 million from $1,072 million in fiscal 1996 to $1,169 million in fiscal 1997 due to higher prices across all product lines. The retail vegetable and fruit businesses increased prices in the second half of fiscal 1996. The export and foodservice businesses each increased fruit prices at the beginning of fiscal 1997. Generally balanced industry supplies of fruit and the Company's emphasis on consumer promotions were contributing factors towards realizing the higher prices. Volume increases in the fruit business were more than offset by volume decreases in the vegetable and tomato businesses. The volume decrease in the Company's vegetable business reflects, in part, an overall decline in canned vegetable consumption. In fiscal 1997, the Company's market share for Del Monte brand vegetable products was 20.3% versus 20.4% in the previous year, while the Company's market share for Del Monte brand fruit products was 40.5% compared to 35.5% for the previous year.

     Del Monte Philippines' net sales for the first nine months of fiscal 1996, until the Company's sale of its interest in this joint venture, accounted for 8% of consolidated net sales for the year ended June 30, 1996. Del Monte Latin America's net sales for fiscal 1996 (4% of consolidated sales in fiscal 1996) decreased $10 million or 15% even though volumes were at approximately the same level as the prior year period. This decrease was primarily due to the significant Mexican peso devaluation.

  Cost of Products Sold and Gross Profit

     Gross margin was 22.5%, 24.6% and 32.7% in fiscal 1995, 1996 and 1997, respectively. Domestic gross margin (excluding the Divested Operations) was 26.4%, 26.4% and 33.8% in fiscal 1995, 1996 and 1997, respectively. Higher selling prices, changes in marketing strategy and relatively stable costs resulted in significantly higher gross profit margin than in prior years. In fiscal 1996, higher manufacturing costs were offset by price increases across all major product lines.

     Del Monte Philippines' gross margins were 11.8% and 17.4% in fiscal 1995 and 1996, respectively. Gross margins for Del Monte Latin America were 23.8% and 24.3% in fiscal 1995 and 1996, respectively. The increases in fiscal 1996 resulted primarily from opportunistic price increases due to inflationary conditions in Mexico with a lag in increases of cost of goods sold due to seasonal packing.

  Selling, Advertising, Administrative and General Expense

     Selling, advertising, administrative and general expense as a percentage of net sales (excluding the Divested Operations) was 21.2%, 19.8% and 27.5% in fiscal 1995, 1996 and 1997, respectively. Selling, advertising, administrative and general expense for fiscal 1997 increased significantly due to the Recapitalization and the change in marketing strategy. Expenses incurred primarily for management incentive payments and, in part, for severance payments incurred related to the Recapitalization were approximately $25 million. Marketing spending increased as the Company placed more emphasis on consumer promotion programs versus discounts from retailers' list prices than in the prior year.

     Included in general and administrative expenses are research and development costs of $6 million, $6 million and $5 million for fiscal 1995, 1996 and 1997, respectively. Research and development spending in fiscal 1995, 1996 and 1997 remained focused on strategic spending to maintain the existing business and to develop product line extensions.

  Interest Expense

     The 12% decrease in interest expense for fiscal 1996 compared to fiscal 1995 resulted from lower net borrowings under the Company's revolving credit facility and lower outstanding debt balances resulting in part from the sale of the Divested Operations. Interest expense decreased 22% in fiscal 1997 compared to fiscal 1996. This decrease was due to the lower outstanding debt balances during the first nine months of fiscal 1997 (before the Recapitalization).

  Other (Income) Expense

     Other income for fiscal 1995 reflects the Company's receipt of the proceeds of a $30 million letter of credit (reduced by $4 million of related transaction expenses) as a result of the termination of the merger agreement with Grupo Empacador de Mexico, S.A. de C.V. in September 1994. Other expense for fiscal 1997 increased due to $22 million of expenses incurred in the Recapitalization (primarily legal, investment advisory and management fees). Also included in fiscal 1997 other expense is $7 million relating to the recognition of an other than temporary impairment of a long-term equity investment. Such impairment was recognized as a result of the deteriorating financial condition of the investee company, the lack of payment of dividends by such company over a 15-month period and the planned sale of such company in connection with which its majority investors ascribed no value to the Company's equity investment.

  Provision for Income Taxes

     The tax provision increased to $11 million in fiscal 1996 from $2 million in fiscal 1995 primarily due to alternative minimum tax and state income tax as a result of the sales of divested assets in fiscal 1996. There was no tax provision in fiscal 1997 compared to a provision of $11 million in fiscal 1996. This decrease was primarily due to the expenses of the Recapitalization. As of June 30, 1997, the Company had $84 million in net operating loss carryforwards for tax purposes, which will expire between 2008 and 2012.

  Extraordinary Loss

     In June 1995, the Company refinanced its then-outstanding revolving credit facility, term loan and senior notes. The net proceeds of the pudding business sale and proceeds of the Del Monte Philippines sale were used for the early retirement of debt. In conjunction with this early debt retirement, in the second and fourth quarters of fiscal 1996, $5 million in capitalized debt issue costs were written off and $5 million primarily related to a prepayment premium were charged to income, both of which have been accounted for as an extraordinary item. In conjunction with the debt retirement, capitalized debt issue costs of $7 million were written off and accounted for as an extraordinary loss as required by generally accepted accounting principles. In conjunction with an exchange offer, capitalized debt issue costs of approximately $4 million, net of a discount, were charged to net income in fiscal 1997 and accounted for as an extraordinary loss. In conjunction with the refinancing of debt that occurred at the time of the Recapitalization, previously capitalized debt issue costs of approximately $19 million and a note premium and a term loan make-whole aggregating $19 million were charged to fiscal 1997 net income and accounted for as an extraordinary loss.

  Cumulative Effect of Accounting Change

     Effective July 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The cumulative effect of adopting SFAS No. 121 resulted in a charge to fiscal 1996 net earnings of $7 million.

  Net Income

     Net income for fiscal 1996 increased by $99 million from fiscal 1995 due to the $123 million gain on sale of the Company's pudding business and Del Monte Philippines in fiscal 1996. Net income for fiscal 1997 decreased by $162 million as compared to fiscal 1996 primarily due to expenses associated with the Recapitalization of $85 million and loss on the sale of Del Monte Latin America of $5 million in fiscal 1997.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1996, the AICPA Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 96-1 "Environmental Remediation Liabilities." The SOP provides guidance with respect to the recognition, measurement and disclosure of environmental remediation liabilities. SOP No. 96-1 is required to be adopted for fiscal years beginning after December 15, 1996. The Company has adopted SOP 96-1 for the first quarter of fiscal year 1998 and, based on current circumstances, does not believe the effect of adoption will be material.

     The Financial Accounting Standards Board (the "FASB") recently issued SFAS No. 129, "Disclosure of Information about Capital Structure"; SFAS No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company believes the effect of adoption of these statements will not be material.

YEAR 2000

     In the first quarter of fiscal 1998, the Company contracted with its information services outsourcing provider, Electronic Data Systems Corporation ("EDS"), to implement substantially all of the Company's Year 2000 compliance project. EDS maintains and operates most of the Company's software applications and also owns and operates a significant portion of the related hardware. The Company's compliance project is expected to be completed by June 1999. The total cost of the project is not material to the Company's expected cash outlays and is being funded through operating cash flow. The Company is expensing all costs associated with these system changes as the costs are incurred. The Company is also conducting inquiries regarding the Year 2000 compliance programs of its key suppliers and selected customers. No assurance can be given that the Company's suppliers and customers will all be Year 2000 compliant. The Company cannot predict to what extent its operations may be adversely affected if they are not compliant.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash requirements are to fund debt service, finance seasonal working capital needs and make capital expenditures. Internally generated funds and amounts available under the Revolving Credit Facility are the Company's primary sources of liquidity. See Note D to the Company's consolidated financial statements as of and for the nine months ended March 31, 1998.

     Management believes that cash flow from operations and availability under the Revolving Credit Facility will provide adequate funds for the Company's working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months. The Revolving Credit Facility is the Company's only revolving credit facility. See "-- Financing Activities -- 1997 Activity -- Bank Financing" and "Description of Certain Indebtedness."

     The Company's ability to fund its cash requirements and to remain in compliance with all of the financial covenants under its debt agreements depends on its future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control. The Company actively considers various means of reducing inventory levels to improve cash flow.

     As part of its business strategy, the Company continuously reviews acquisition opportunities. No agreement has been reached, however, with respect to any such transaction. The Company believes that any acquisition would likely require the incurrence of additional debt, which could exceed amounts available under the Bank Financing. As a result, completion of any such acquisition could require the consent of the lenders under the Bank Financing and the amendment of the terms thereof, including for purposes of permitting the Company's compliance with its covenants thereunder. There can be no assurance as to whether, or the terms on which, the lenders under the Bank Financing would grant such consent.

  Operating Activities

     The working capital position of the Company is seasonally affected by the growing cycle of the vegetables, fruit and tomatoes it processes. Substantially all inventories are produced during the harvesting and packing months of June through October and depleted through the remaining seven months. Accordingly, working capital requirements fluctuate significantly. The Company uses funds from its Revolving Credit Facility, which currently provides for a $350 million line of credit, to finance the seasonal working capital needs of its operations. See "Description of Certain Indebtedness -- Bank Financing."

     Cash provided by operating activities in the nine months ended March 31, 1998 was $9 million as compared to $26 million for the same period in fiscal 1997. The increase in inventories (excluding the acquired Contadina inventory) at March 31, 1998 from June 30, 1997 reflects the seasonal inventory buildup. The increase in accounts payable and accrued expenses from June 30, 1997 to March 31, 1998 primarily reflects accrued expenses resulting from higher levels of trade and consumer promotions and accruals remaining from the peak production period. As of March 31, 1998, $68 million was outstanding under the Revolving Credit Facility, compared to $82 million at June 30, 1997.

     Cash provided by operating activities decreased by $3 million in fiscal 1996 over fiscal 1995 primarily due to a decrease in inventories and in accounts receivable offset by a decrease in accounts payable and accrued expenses. The decrease in inventories resulted from high carry-over inventories from fiscal 1995 versus low inventory levels at the end of fiscal 1996 due to a tight industry supply of certain inventory items. The decrease in accounts receivable resulted primarily from a decrease in sales activity during June 1996 as compared to June 1995. The decrease in accounts payable and accrued expenses was due primarily to a decrease in amounts payable to PCP due to the termination of a joint venture at the end of fiscal 1995 and a decrease in marketing accruals due to a change in marketing strategy during fiscal 1996. Also affecting accrued expenses in fiscal 1996 was a charge to an accrual established in fiscal 1993 to implement multi-year cost savings measures. The decrease occurred as costs associated with fiscal 1996 consolidation efforts were charged to this accrual. In fiscal 1997, cash provided by operations decreased by $35 million over fiscal 1996 primarily due to various expenses associated with the Recapitalization, as well as an increase in inventories due to lower sales volume during the year than anticipated.

  Investing Activities

     The increase of $191 million in cash provided by investing activities in fiscal 1996 versus fiscal 1995 and the decrease of $133 million in cash provided by investing activities in fiscal 1997 versus fiscal 1996 was principally due to net cash proceeds from the sale of the Company's pudding business ($85 million) and the sale of the Company's interest in Del Monte Philippines ($98 million) in fiscal 1996. The effect of the fiscal 1996 divested asset sales was partially offset in fiscal 1997 by the sale of Del Monte Latin America ($48 million).

     Capital expenditures for fiscal 1997 were $20 million including approximately $1 million for environmental compliance. The Company expects that capital expenditures during fiscal 1998 will be approximately $35 million as the Company implements a new program which is intended to generate cost savings by introducing new equipment that would result in general production efficiencies. Approximately $15 million of such amount had been spent through March 1998. The Company also plans an aggregate of approximately $136 million of additional capital expenditures through 2001, of which $54 million, $58 million and $24 million is expected to be spent in fiscal 1999, 2000 and 2001, respectively. In fiscal 1999, the Company intends to spend approximately $28 million in connection with its plans to consolidate processing operations and $6 million for general manufacturing improvements. Of the anticipated capital expenditures for fiscal 2000, the Company plans to spend approximately $32 million in connection with its plans to consolidate processing operations. In addition to the foregoing, the Company budgets certain amounts for ordinary repairs and maintenance. The Company continually evaluates its capital expenditure requirements, and such plans are subject to change depending on market conditions, the Company's cash position, the availability of alternate means of financing and other factors. Capital expenditures are expected to be funded from internally generated cash flows and by borrowing from available financing sources.

  Financing Activities -- 1998 Activity

     The Refinancing. On April 15, 1998, the Company and Bank of America National Trust and Savings Association ("BofA"), BancAmerica Robertson Stephens and Bankers Trust Company entered into a commitment letter relating to the amendment and restatement of the Bank Financing, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. For a description of additional terms of the Bank Financing, as well as the proposed terms of the amended and restated Bank Financing, see "Description of Certain Indebtedness."

     Contadina Acquisition. In connection with the $195 million Contadina Acquisition, Del Monte issued the Del Monte Notes with an aggregate principal amount at maturity of $230 million and received gross proceeds of approximately $126 million. The Del Monte Notes accrue interest at 12.50% payable on each June 15 and December 15, which will be accreted through December 15, 2002, after which time interest is required to be paid in cash until maturity. The Del Monte Notes mature on December 15, 2007.

     In connection with the Contadina Acquisition, the Company also amended the Bank Financing and certain related debt covenants to permit additional funding under the existing Term B loan in an amount of $50 million, thus increasing the aggregate amount outstanding under the Term Loan Facility to $430 million. Amortization of such additional Term B loan amount is incremental to the scheduled amortization of the previously existing Term B loan. Such additional amortization will begin on a quarterly basis in the second quarter of fiscal 1999 in the amount of $0.5 million on an annual basis with such amortization increasing in the fourth quarter of fiscal 2004, through the third quarter of fiscal 2005, to approximately $12 million per quarter.

  Financing Activities -- 1997 Activity

     The Recapitalization. On February 21, 1997, Del Monte entered into a merger agreement (the "Merger Agreement"), which was amended and restated as of April 14, 1997, with TPG and a newly created merger vehicle ("Shield"). On April 18, 1997, Del Monte was recapitalized through the merger of Shield with and into Del Monte, with Del Monte being the surviving corporation. By virtue of the Recapitalization, shares of Del Monte's preferred stock having an implied value of approximately $14 million held by certain of Del Monte's stockholders who remained investors were cancelled and were converted into the right to receive new Del Monte Common Stock. All other shares of Del Monte stock were cancelled and were converted into the right to receive cash consideration. In connection with the Recapitalization, the Company repaid substantially all of its funded debt obligations existing immediately before the Recapitalization. In the Recapitalization, the common stock and preferred stock of Shield was converted into new shares of Common Stock and preferred stock, respectively, of Del Monte.

     Cash funding requirements for the Recapitalization totaled $809 million and included repayment of $158 million of then outstanding notes, $113 million of the then-existing term loan, and $30 million of the then-existing revolving credit facility. In addition, $422 million was paid to former shareholders as cash consideration for their shares and approximately $86 million was paid in other fees and expenses. These cash funding requirements were satisfied through the following: (i) a cash equity investment by TPG and other investors of $126 million in Common Stock; (ii) a cash equity investment by TPG and other investors of $35 million in shares of redeemable preferred stock and warrants to purchase Common Stock; (iii) $380 million of borrowings under the Term Loan Facility; (iv) $119 million of borrowings under the revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Bank Financing"); (v) $147 million from the net proceeds of the offering of the DMC Notes; and (vi) $2 million of proceeds from the sale of a surplus property.

     Bank Financing. Concurrent with the Recapitalization, the Company entered into the Bank Financing. The Term Loan Facility provides for term loans in the aggregate amount of $380 million, consisting of Term Loan A of $200 million and Term Loan B of $180 million. The Revolving Credit Facility provides for revolving loans in an aggregate amount of $350 million, including a $70 million Letter of Credit subfacility. The Revolving Credit Facility terminates in fiscal 2003, the Term Loan A will mature in fiscal 2003, and the Term Loan B will mature in fiscal 2005. Scheduled principal payments on the Term Loan A begin in the first quarter of fiscal 1999 and continue quarterly through maturity. Initial quarterly amortization is approximately $8 million per quarter, rising periodically at approximately $1 million per quarter to a final quarterly amortization, beginning in the first quarter of fiscal 2003, of approximately $17 million through maturity. Scheduled principal payments on the Term Loan B begin in the third quarter of fiscal 1998 and continue quarterly through maturity. Initial quarterly amortization amounts to approximately $2 million per year. Substantial amortization begins in the fourth quarter of fiscal 2004, with quarterly amortization of approximately $42 million. The interest rates applicable to amounts outstanding under the Term Loan A and the Revolving Credit Facility are currently, at the Company's option, either (i) the base rate (the higher of .50% above the Federal Funds Rate and the bank's reference rate) plus 1.00% or (ii) the reserve adjusted offshore rate plus 2.00%. Interest rates on Term Loan B are, at the Company's option, either (i) the base rate plus 2.00% or
(ii) the offshore rate plus 3.00%. The Bank Financing is the Company's only syndicated bank loan.

     Senior Subordinated Notes. In connection with the Recapitalization, on April 18, 1997, Del Monte Corporation, a wholly owned subsidiary of Del Monte ("DMC"), issued the DMC Notes with an aggregate principal amount of $150 million and received gross proceeds of $147 million. The DMC Notes accrue interest at 12.25% per year, payable semiannually in cash on each April 15 and October 15. The DMC Notes are guaranteed by Del Monte and mature on April 15, 2007. Del Monte's guarantee is secured by a pledge of the stock of DMC.

     The terms of the Company's indebtedness contain restrictive covenants, the most restrictive of which is that the Company must maintain a minimum level of EBITDA (as defined in the Bank Financing). See "Description of Certain Indebtedness." The Company is in compliance with all such covenants.

  Financing Activities -- 1996 Activity

     The increase in net cash used in financing activities of $180 million in fiscal 1996 as compared to fiscal 1995 reflects a lower balance under the Revolving Credit Facility at year-end 1996 versus 1995 and higher net pay-down of long-term debt. The higher payments on the Revolving Credit Facility and long-term debt were due to cash available from the Company's sales of the pudding business and Del Monte Philippines. In connection with the early debt repayment a prepayment penalty of $5 million was charged to income and recorded as an extraordinary loss. Included in other financing activities in fiscal 1996 was a deposit of $30 million of Del Monte Philippines sale proceeds into a collateral account until agreement was reached with the term lenders as to final application.

PENSION FUNDING

     As described more fully in Note F to the audited consolidated financial statements of the Company as of and for the year ended June 30, 1997, the Company's defined benefit pension plans were determined to be underfunded. It had been the Company's policy to fund the Company's retirement plans in an amount consistent with the funding requirements of federal law and regulations and not to exceed an amount that would be deductible for federal income tax purposes. In connection with the Recapitalization, the Company has entered into an agreement with the U.S. Pension Benefit Guaranty Corporation dated April 7, 1997 whereby the Company contributed $15 million within 30 days after the consummation of the Recapitalization to its defined benefit pension plans. The Company will also contribute a minimum of $15 million in calendar 1998, of which $10 million has been paid, $9 million in calendar 1999, $8 million in calendar 2000 and $8 million in calendar 2001, for a total of $55 million. The agreement provides that the contributions required to be made in 1999, 2000 and 2001 will be secured by a $20 million letter of credit to be obtained by the Company prior to August 31, 1998, which date will be extended until June 15, 1999 upon the consummation of the Refinancing. The contribution required to be made in 1998 will be paid prior to any scheduled amortization under the Bank Financing in excess of $1 million, and the Company has agreed not to make voluntary prepayments of the loans under the Bank Financing prior to making the contribution required to be made in 1998 or prior to obtaining the letter of credit.

TAX NET OPERATING LOSS CARRYFORWARDS

     As of June 30, 1997, the Company had $84 million in net operating loss carryforwards, which will expire between 2008 and 2012. The Company's use of these net operating loss carryforwards in any year may be limited by applicable law.

INFLATION

     The Company's costs are affected by inflation and the effects of inflation may be experienced by the Company in future periods. However, the Company has historically mitigated the inflationary impact of increases in its costs by controlling its overall cost structure.

                                    BUSINESS

GENERAL

     The Company was originally incorporated in 1916 and remained a publicly traded company until its acquisition in 1979 by the predecessor of RJR Nabisco. In December 1989, RJR Nabisco sold the Company's fresh produce operations ("Fresh Del Monte"), to Polly Peck International PLC ("Polly Peck"). In January 1990, an investor group led by Merrill Lynch & Co. ("ML&Co.") purchased the Company and certain of its subsidiaries from RJR Nabisco for $1.5 billion (the "RJR Nabisco Sale"). Following such sale, the Company divested several of its non-core businesses and all of its foreign operations.

     The Company, a branded marketer of premium quality, nutritious food products, is the largest producer and distributor of canned vegetables and canned fruit in the United States, with pro forma net sales of $1.1 billion and $1.4 billion for the nine months ended March 31, 1998 and the fiscal year ended June 30, 1997, respectively. Management believes that the Company's principal brand, Del Monte, which has been in existence since 1892, has the highest unaided brand awareness of any canned food brand in the United States. Del Monte brand products are found in substantially all national grocery chains and independent grocery stores throughout the United States. As the brand leader in three major processed food categories (canned vegetables, fruit and solid tomato products), the Company has a full-line multi-category presence that management believes provides it with a substantial competitive advantage in selling to the retail grocery industry. The Contadina Acquisition contributes another established brand and positions the Company as the branded market leader in the high margin canned solid tomato category and establishes a strong presence for the Company in the branded paste-based tomato products category. See "-- Company Products."

     The Company sells its products to national grocery chains and wholesalers through a nationwide sales network consisting primarily of independent food brokers. The Company's direct sales force also sells to warehouse club stores, selected mass merchandisers, such as Wal-Mart and Kmart, and larger mass merchandising outlets that include full grocery sections, such as Wal-Mart Supercenters and Kmart's SuperKs. In addition, the Company sells its products to the foodservice industry, food processors and the military through different independent food brokers. The Company also exports a small percentage of its products to certain foreign countries directly and through independent exporters based in the United States. See "-- Sales, Marketing and Distribution."

     The Company operates 15 production facilities in California, the Midwest, Washington and Texas, as well as six strategically located distribution centers. The Company has over 2,500 contracts to purchase vegetables and fruit from individual growers and cooperatives located in various geographic regions of the United States, principally California, the Midwest, the Northwest and Texas. This diversity of sourcing helps insulate the Company from localized disruptions during the growing season, such as weather conditions, that can affect the price and supply of vegetables, fruit and tomatoes. See "-- Supply and Production."

     The Company owns a number of registered and unregistered trademarks that it uses in conjunction with its business, including the trademarks Del Monte, Fruit Cup, FreshCut, Snack Cups, Fruit Naturals, Orchard Select, Fruit Smoothie Blenders, Del Monte Lite and Contadina. In connection with and subsequent to the RJR Nabisco Sale, the Company granted various perpetual, exclusive royalty-free licenses for the use of the Del Monte name and trademark, as well as the use of certain copyrights, patents, and trade secrets, generally outside of the United States. The licensees include Fresh Del Monte and its affiliates (which succeeded to Polly Peck as the owner of the Company's former fresh produce operations), Del Monte International, Kikkoman Corporation ("Kikkoman"), affiliates of RJR Nabisco, and Yorkshire. None of the licensees is an affiliate of the Company, other than Yorkshire with respect to which the Company owns 20% of the common stock. See "Risk Factors -- Brand Risk" and "-- Intellectual Property."

     In April 1997, the Company completed the Recapitalization as a result of which Texas Pacific Group, a private investment group, obtained a controlling interest in the Company. Under a new senior management team introduced in connection with the Recapitalization, the Company began implementing a new business strategy designed to increase sales and improve operating margins, by:
(i) increasing market share and distribution of high margin value-added products; (ii) introducing product and packaging innovations;

(iii) increasing penetration of high growth distribution channels, such as supercenters and warehouse clubs; (iv) achieving cost savings through investments in new and upgraded production equipment and plant consolidations; and (v) completing strategic acquisitions.

COMPETITIVE STRENGTHS

     Management believes that the following elements contribute to the Company's position as a leading branded producer, marketer and distributor of canned vegetables, fruit and tomato products in the United States and provide a solid foundation for the Company's business strategy.

- STRONG BRAND NAME RECOGNITION AND LEADING MARKET SHARES -- The Del Monte brand name, which has been in existence since 1892, is one of the leading brand names in the food industry. Based on the ability of consumers to name the Del Monte brand when asked to identify companies that manufacture canned foods, management believes that the Del Monte brand has the highest unaided brand awareness of any canned food brand in the United States. The Company recently acquired the Contadina brand, an established national brand with a strong reputation for quality. For the 52 weeks ended March 31, 1998, the Company's 19.5% market share of canned vegetables was larger than the combined market shares of the Company's two largest branded competitors, and its 41.9% market share of canned fruit was larger than the combined market shares of all other branded competitors. The Company, including its Contadina business had a pro forma 16.3% market share in the high margin solid segment of the canned tomato market for the 52 weeks ended March 31, 1998. See
   "-- Company Products."

                                                      MARKET SHARE FOR 52 WEEKS ENDED
                                                               MARCH 28, 1998
                                           ------------------------------------------------------
                                             MARKET                       NEXT LEADING BRANDED
                CATEGORY                   POSITION(A)   PERCENTAGE    COMPETITOR'S PERCENTAGE(A)
                --------                   -----------   ----------    --------------------------
Canned vegetables........................      #1          19.5%       13.2% (Green Giant)
Canned fruit.............................      #1          41.9%       11.4% (Libby's)
Canned solid tomato products(b)..........      #1          16.3%       11.2% (Hunt's)

---------------
(a) Excludes private label.
(b) Pro forma to include Contadina sales.

- TECHNICAL EXPERTISE AND LOW COST PRODUCTION ADVANTAGES -- The Company has significant experience in developing new products and packaging alternatives and in engineering efficient food processing operations. These capabilities are leveragable across many food categories. The Company has developed proprietary vegetable seed varieties, which increase harvest and cannery recoveries and improve flavor and quality. The Company also benefits from many long-term relationships with experienced, geographically diverse growers who work with the Company to maximize yields of raw product. These relationships also help to ensure a consistent supply of raw product. As a result of its technical expertise, proprietary seed varieties and raw product sourcing diversity, as well as its modern processing equipment and labeling, packaging, warehousing and distribution efficiencies, management believes that the Company is one of the lowest cost producers of canned vegetables, fruit and tomatoes in the United States. See "-- Company Products" and "-- Supply and Production."

- PREFERRED SUPPLIER STATUS -- Competitive pressures in the retail food industry are causing many retailers to prefer large suppliers such as the Company that are able to provide consumer-favored brands, full product lines and sophisticated inventory and category management programs. Del Monte anticipated this trend and has developed proprietary software tools to assist its customers and promote sales of its products. Del Monte's proprietary category management system is designed to address retailers' efforts to maximize profitability of shelf space dedicated to canned food categories. A substantial majority of the Company's customers that have employed Del Monte's category management system have increased the relative amount of shelf space dedicated to the Company's products as compared to competing products. The Company's proprietary vendor-managed inventory software allows Del Monte to manage directly its customers' inventories of the Company's products. This inventory management software is designed to reduce customers' overhead costs and to enable them to achieve lower average inventory levels while enhancing the Company's opportunities to sell its products. Retailers also rely on Del Monte's in-depth knowledge as the leading branded marketer in the canned fruit, vegetable and tomato categories, and they seek the Company's advice on marketing and promoting these categories. Finally, Del Monte has strong, well-developed relationships with all major participants in the retail grocery trade. The Company believes that these relationships will become increasingly important as consolidation among grocery retailers continues. The Company is seeking to use its category knowledge, customer relationships and software tools, along with its multi-category product line that can readily be ordered and shipped on a full truck-load basis, to become the preferred supplier in its product categories. See "-- Sales, Marketing and Distribution."

- EXTENSIVE NATIONAL SALES AND DISTRIBUTION SYSTEM -- The Company's extensive sales and distribution network is responsible for the distribution of finished goods to over 2,400 customer destinations nationwide. This network enables the Company to compete with other national brands and regional competitors, and to introduce new products on a regional or national basis. The Company operates six strategically located distribution centers offering customers a variety of services, including electronic data interchange and direct store shipments. Management believes that the Company's distribution system makes an important contribution to the Company's success and provides the Company with a competitive advantage over regional and private label competitors. See "-- Sales, Marketing and Distribution."

- EXPERIENCED MANAGEMENT TEAM -- Richard G. Wolford and Wesley J. Smith, the Company's Chief Executive Officer and Chief Operating Officer, respectively, are veteran managers with extensive food industry experience. Mr. Wolford has 30 years of experience in the food industry, 20 of which were with Dole. He was president of Dole Packaged Foods from 1982 to 1987, and during Mr. Wolford's tenure at Dole, Dole experienced increased profitability, sales volume and market share. Mr. Wolford played a key role in redefining the Dole brand and expanding the range of products sold under the brand. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors and managed the investor-owned companies. Mr. Smith has 25 years of experience, 23 of which were with Dole, where he oversaw the building of Dole's domestic fresh pineapple business and the restructuring of Dole's sizable Hawaiian operations. In addition, Mr. Smith was responsible for establishing Dole's juice business at Dole with minimal capital investment. See "Management."

BUSINESS STRATEGY

     Following the consummation of the Recapitalization in 1997, the Company implemented a new business strategy designed to increase sales and improve operating margins. The key elements of this new business strategy are discussed below.

- LEVERAGE BRAND EQUITY TO INCREASE SALES AND MARKET SHARE OF HIGH MARGIN PRODUCTS -- The Company plans to leverage the Del Monte and Contadina brand names and its strong relationships with customers to increase sales of its existing product lines, focusing specifically on high margin products, such as its specialty fruits and vegetables, diced tomatoes and its Fruit Cup line, where the Company has historically had either low market share or low household penetration relative to its overall category position.

- FOCUS ON CONSUMPTION-DRIVEN MARKETING STRATEGY -- To enhance its ability to leverage its brand equity, the Company has refocused its marketing efforts and promotional strategy. To leverage its brand strength, the Company has increased consumer-targeted marketing programs, primarily through the distribution of free-standing coupon inserts, and has established clearly differentiated product positioning that emphasizes the Company's premium quality. The Company increased spending on consumer promotions from $12 million in fiscal 1996 to $46 million in fiscal 1997 and anticipates that its consumer spending in fiscal 1998 and 1999 will be generally consistent with levels of consumer spending in fiscal 1997. The Company has also improved the effectiveness of its trade promotion strategy. The Company has implemented performance-based programs under which trade spending, which consists of the costs of promotional activities with grocery chains and other customers, such as special displays, discounts and advertisements, is managed based on retailers' sales of the Company's products to consumers rather than on purchases from the Company. The Company believes that this performance-based strategy, coupled with the Company's category management capabilities, will continue to increase sales and reduce costs.

- IMPROVE PROFITABILITY THROUGH NEW PRODUCTS AND PACKAGING -- The Company is emphasizing new higher margin products and line extensions designed to leverage the Company's presence in its current product categories and to capitalize on its food technology expertise. The Company has successfully introduced flavored diced tomatoes, two lines of flavored canned fruit, Orchard Select, a premium fruit product packaged in glass, and Fruit Smoothie Blenders, a flavored fruit drink. These products extend the Company's traditional product lines and appeal to consumers' demands for high quality, convenient and nutritious food products. The Company is evaluating introductions of other new products packaged in glass and plastic to further expand its presence in the market beyond the processed food aisle.

- INCREASE PENETRATION OF HIGH-GROWTH DISTRIBUTION CHANNELS -- Changes in the retail grocery environment have resulted in substantial growth of alternative retailers such as warehouse clubs, mass merchandisers and supercenters. The Company believes it is well-positioned to benefit from these changes because these vendors generally seek leading brand name products that generate high inventory turnover. In addition, vendors in this category generally are attracted to large, technologically sophisticated suppliers such as the Company that have the ability to meet their stringent inventory and shelf-management requirements. Based on internal estimates and the broad range of products supplied by the Company to such retailers, the Company believes it is currently the leading supplier of canned vegetables and fruit to Wal-Mart's Sam's Club, and is a major supplier to PriceCostco. Based on such estimates, the Company also believes it is currently the leading supplier of canned vegetables, fruit and solid tomato products as a group to Wal-Mart Supercenters.

- IMPLEMENT FURTHER COST SAVINGS -- The Company is aggressively pursuing cost reduction opportunities, which have already contributed to an increase in Adjusted EBITDA margins (excluding the results of Divested Operations) from 6.9% in 1995 to 10.2% in 1997 and 10.0% for the nine months ended March 31, 1998. Management's strategy is to improve profitability through the implementation of capital projects that offer rapid returns on investment, and through plant consolidations and increased operating efficiencies. The Company has announced plans to consolidate, over the next three fiscal years, six existing fruit and tomato operations in California into four facilities, including one large state-of-the-art facility acquired as part of the Contadina Acquisition. The Company continually evaluates its production facilities and believes that further consolidations may be warranted in the future. In addition, the Company plans to continue to invest in new, state-of-the-art production equipment to increase production efficiencies and strengthen its position as a low cost producer. For example, such equipment includes high-speed, high-resolution vision sorting technology, which allows the rapid detection of defects in raw product, as well as high-speed, volumetric filling and continuous cooking equipment, which ensures accurate fill weights and uniform product quality.

- COMPLETE STRATEGIC ACQUISITIONS -- The Company will pursue strategic acquisitions when there are opportunities to leverage the Company's key strengths in product development, food processing, marketing, sales and distribution. In evaluating potential acquisition candidates, the Company seeks, among other things: (i) strong brands, including those in new product lines, that can be expanded by leveraging the Company's technical and manufacturing expertise and/or its sales and distribution systems; (ii) new products that can achieve growth through re-branding; and (iii) economies of scale in manufacturing, distribution and capacity utilization. The Contadina Acquisition, for example, adds a leading national brand which strengthens the Company's market share in key tomato segments and allows the Company to realize cost savings through plant consolidations. The Contadina Acquisition also allows the Company to introduce new branded retail products and to increase sales to the branded foodservice market. The Company continuously reviews acquisition opportunities and at any time may be engaged in discussions with respect to an acquisition that may be material to its operations. No agreement, understanding or arrangement has been reached, however, with respect to any such acquisition. The Company believes that any acquisition would likely require the incurrence of additional debt, which could exceed amounts available under the Bank Financing. As a result, completion of an acquisition could require the consent of the lenders under the Bank Financing and the amendment of the terms thereof, including for purposes of permitting the Company's compliance with its covenants thereunder.

THE INDUSTRY

     The Company believes that the domestic canned food industry is generally characterized by relatively stable growth based on modest price and population increases. Within the industry, however, the Company believes that certain categories have been experiencing substantial growth. Over the last ten years, the industry has experienced consolidation as competitors have disposed of non-core business lines and made strategic acquisitions to complement category positions, maximize economies of scale in raw material sourcing and production and expand retail distribution. The Company also believes that sustaining strong relationships with retailers has become a critical success factor for food companies and is driving initiatives such as category management. Food companies with category leadership positions and strong retail relationships appear to have increasingly benefited from these initiatives as a way to maintain and increase shelf space and maximize distribution efficiencies.

     Pricing and innovation in the canned food segments in which the Company competes are typically led by branded food manufacturers. A majority of market share in these categories is, however, attributable to private label manufacturers based on statistical information compiled by ACNielsen. The Company believes that the private label segment has historically been highly fragmented among regional producers seeking to compete principally based on price, although the aggregate market share of these manufacturers has remained relatively stable over the past several years in each of the Company's principal product categories. For the 52 weeks ended March 28, 1998, private label manufacturers as a group represented 43.8%, 39.7% and 30.7% of canned vegetable, fruit and solid tomato product sales, respectively. Recently, some consolidation has occurred among private label manufacturers in the canned vegetable category. The Company believes that this consolidation may result in increasing rationalization of production capacity in the industry, which may in turn result in higher price positioning by private label manufacturers of canned vegetable products.

     The Company increased vegetable and fruit prices in fiscal 1996 to cover higher raw product costs and to improve margins. Higher prices put the Company at a significant price disadvantage in the marketplace for most of the year as competition did not raise prices until late in the fiscal year. As a result, the Company experienced an anticipated volume loss and market share decline. In the case of its fruit operations, however, the Company's significantly improved margins generally offset the effects of the lower volume, and the Company's market share recovered by year-end 1997 to achieve a higher level than that experienced prior to the price increases. In the case of its vegetable operations, the Company's market share has stabilized at a level lower than its share prior to the price increases. See "Risk Factors -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPANY PRODUCTS

     The Company has a full-line, multi-category presence with products in four major processed food categories: canned vegetable, fruit, tomato and pineapple products.

     The following table sets forth, for the periods indicated, the Company's net sales by canned product category, expressed in dollar amounts and as a percentage of the Company's total pro forma net sales for such period:

                                                         FISCAL YEAR        NINE MONTHS
                                                       ENDED JUNE 30,     ENDED MARCH 31,
                                                            1997               1998
                                                       ---------------    ---------------
                                                                 (IN MILLIONS)
Vegetables (a).......................................  $  437      32%    $  358      34%
Fruit(a).............................................     431      31        343      32
Tomato products(a)(b)................................     385      28        303      29
Pineapple(a).........................................      65       5         50       5
Other(c).............................................      55       4          6      --
                                                       ------     ---     ------     ---
          Total(b)...................................  $1,373     100%    $1,060     100%
                                                       ======     ===     ======     ===

---------------
(a) Includes sales of the entire product line across each channel of distribution, including sales to grocery chains, warehouse clubs, supercenters, mass merchandisers and other grocery retailers, as well as the Company's foodservice, food ingredients, export and vegetable private label business and military sales.

(b) Includes $156 million and $92 million of sales of tomato products by Contadina, on a pro forma basis, for the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

(c) Includes pickles, dried fruit and certain other retail products, as well as sales of Divested Operations.

  Vegetables

     Based on internal estimates using data compiled by ACNielson from various industry and other sources, the Company believes that the canned vegetable industry in the United States generated more than $3 billion in sales in fiscal 1997. The Company believes that the domestic canned vegetable industry is a mature segment characterized by high household penetration.

     The Company views the retail canned vegetable market as consisting of three distinct segments: major, flanker and specialty products. The Company competes in each of these segments. The major segment consists of corn, green beans and peas and represents the largest volume segment, accounting for $780 million or approximately 65% of fiscal 1997 canned vegetable supermarket case sales (excluding pickles and tomato products). The Company's entries in the major segment include cut green beans and French-style green beans, as well as whole kernel and cream-style corn. The flanker segment, which includes mixed vegetables, spinach, beets, carrots, potatoes and sauerkraut, accounted for $237 million or approximately 17% of fiscal 1997 canned vegetable supermarket case sales. The specialty segment, comprised of asparagus, zucchini, baby beets and a variety of corn and bean offerings, represents $284 million or approximately 12% of fiscal 1997 canned vegetable supermarket case sales. Many of the Company's specialty vegetable products are enhanced with flavors and seasonings, such as the Company's zucchini in tomato sauce and its Fiesta corn, which is made with green peppers and seasonings. The Company's specialty vegetables are priced at a premium to its other vegetable products and carry higher margins. All of the Company's vegetable products are offered to the retail market principally in 14-15 oz. sizes and to the foodservice market primarily in a larger commercial size can. The Company produces six or eight can multi-packs primarily for its club store customers. A cross-segment, buffet products, includes all of the above varieties in smaller can sizes. The Company also offers a no-salt product line across most of its core varieties. Within these segments, the Del Monte brand accounted for $349 million in retail sales in fiscal 1997. During the 52 weeks ended March 28, 1998, Del Monte brand vegetable products enjoyed an average premium of 20c (44%) per item over private label products and the Company held a 19.5% share of the canned vegetable market for that period.

     The canned vegetable market is concentrated among a small number of branded manufacturers and a large, fragmented pool of private label competitors. In the major vegetable market, the Company is the branded market share leader and for the 52 weeks ended March 28, 1998, held a 23.2% market share in green beans, a 18.6% market share in corn and a 16.1% market share in peas. The Company also is the branded market share leader in the flanker segment and is the overall market share leader in the buffet segment. Private label products taken as a whole command the largest share of the canned vegetable market, but their market share has remained relatively stable over the past decade. The Company's primary branded competitors in the market include Green Giant nationally, and regional brands such as Freshlike, Stokely and Libby's, in addition to private label producers.

                             VEGETABLE MARKET SHARE

DEL MONTE...................................................   19.5%
Green Giant (Pillsbury).....................................   13.2%
Libby's (Seneca)............................................    3.6%
Stokely (Chiquita)..........................................    2.3%
Freshlike (Dean Foods)......................................    2.0%
All private label combined..................................   43.8%

---------------
Source: ACNielsen SCANTRACK, 52 weeks ended March 28, 1998 (based on equivalent cases).

     The Company has relationships with approximately 900 vegetable growers located primarily in Wisconsin, Illinois, Minnesota, Washington and Texas.

  Fruit

     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that the processed canned fruit industry in the United States generated more than $2 billion in sales in fiscal 1997. The Company believes that the domestic canned fruit industry is a mature segment characterized by high household penetration.

     The Company is the largest processor of branded canned fruit in the United States. The Company competes in three distinct segments of the canned fruit industry: major, specialty and pineapple products, which together account for approximately 60% of the canned fruit industry's total sales. The major segment consists of cling peaches, pears and fruit cocktail/mixed fruit and fruit cups. The specialty segment includes apricots, freestone and spiced peaches, mandarin oranges and cherries. The Company believes that the major fruit and specialty fruit segments of the canned fruit market together accounted for more than $1 billion of total canned fruit industry sales in fiscal 1997. The pineapple segment is discussed separately below.

     Major fruit accounted for sales by retailers of $624 million in fiscal 1997. Sales by retailers of Del Monte brand major fruit products totaled $291 million in fiscal 1997. For the 52 weeks ended March 28, 1998, the Company was the branded share leader with a 41.9% market share. The Company is also the share leader in every major sub-segment of the major category. In single serve sizes, the Company has over a 67% market share. The Company's major fruit and fruit cup products are distributed in substantially all grocery outlets.

     The Company is the branded leader in the specialty category as a whole and the market leader in apricots and freestone and spiced peaches. Specialty fruits are higher margin, lower volume "niche" items, which benefit from the Company's brand recognition. Del Monte apricots and freestone peaches are distributed in over 71% and 65% of grocery outlets, respectively. Mandarin oranges and cherries are distributed in 30% and 8% of grocery outlets, respectively.

     The Company believes that it has substantial opportunities to leverage the Del Monte brand name to increase sales of its existing high margin specialty products, such as its Fruit Cup line. The Company has also been developing new high margin products designed to leverage the Company's presence in existing categories, to capitalize on its existing manufacturing capabilities and to expand the Company's presence in the market beyond the canned food aisle. For example, following initial success in test markets, the Company is planning national distribution of its Orchard Select, a premium fruit product packaged in glass. The Company is also test marketing a new flavored fruit drink, Fruit Smoothie Blenders, to expand its presence into the beverage aisle. An important focus of the Company's new product development efforts is the production of high quality, convenient and nutritious products, particularly snack-type products.

     The Company competes in the canned fruit business on the basis of product quality and category support to both the trade and consumers. On the industry's highest volume can size (15-16 oz.), the Del Monte brand commanded an average 8c (9%) per item premium. The Company faces competition in the canned fruit segment primarily from Tri-Valley Growers and PCP, both of which are grower co-operatives that produce private label products. Tri-Valley Growers also packs the Libby's and S&W brands.

                            MAJOR FRUIT MARKET SHARE

DEL MONTE...................................................   41.9%
Libby's (Tri-Valley)........................................   11.4%
All private label combined..................................   39.7%

---------------
Source: ACNielsen SCANTRACK, 52 weeks ended March 28, 1998 (based on equivalent cases).

     The Company has relationships with approximately 600 fruit growers located primarily in California, Oregon and Washington.

  Tomato Products

     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that processed tomato products generated fiscal 1997 industry-wide sales in the United States of more than $5 billion. While total sales of tomato products have grown steadily in recent years, the Company believes that the diced segment of the retail canned solid tomato segment (which also includes chunky tomatoes and tomato wedges) has been growing at a substantially greater rate than the category as a whole, as consumer preferences have trended toward more convenient cut and seasoned tomato products.

     The processed tomato category can be separated into more than ten distinct product segments which differ widely in terms of profitability, price sensitivity and growth potential. Consumers use tomato products for a variety of purposes ranging from ingredients to condiments, beverages and main dishes.

     The Company's tomato product offerings consist of two major segments: solid tomato products, which are differentiated primarily by cut style, with varieties including stewed, crushed, diced, chunky and wedges, and paste-based tomato products, such as ketchup, tomato sauce and tomato paste and value-added products, including spaghetti, pasta and sloppy joe sauces.

     The Company is the leading producer of canned solid tomato products, which are generally higher margin tomato products and are the fastest growing segment of the Company's tomato products. As a result of the Contadina Acquisition, the Company extended its presence in this segment through the addition of Contadina's share of the market for crushed tomato products. The canned solid tomato segment has evolved to include additional value-added items, such as flavored diced tomato products. The Company believes that there is substantial opportunity to increase sales of solid tomato products, including particularly crushed tomato products, through similar line extensions that capitalize on the Company's manufacturing and marketing expertise.

                       SOLID TOMATO PRODUCTS MARKET SHARE

DEL MONTE/CONTADINA.........................................   16.3%
Hunt's (ConAgra)............................................   11.2%
S&W (Tri Valley Growers)....................................    5.1%
All private label combined..................................   30.7%

---------------
Source: ACNielsen SCANTRACK, 52 weeks ended March 28, 1998 (based on equivalent cases).

     With the Contadina Acquisition, the Company has strengthened its position in the branded paste-based tomato products categories in which it competes. The Company markets its spaghetti, pasta and sloppy joe sauces, as well as its ketchup products, under the Del Monte brand name using a "niche" marketing strategy targeted toward value-conscious consumers seeking a branded, high quality product. The Company's tomato paste products are marketed under the Contadina brand name, which is an established national brand for Italian-style food products. Contadina also targets the branded food service tomato market, including small restaurants that use Contadina brand products, such as finished spaghetti and pasta sauces. The Company plans to use this presence as a platform to expand its branded foodservice business, including sales of Del Monte brand products to new and existing Contadina foodservice customers.

     The Company faces competition in the tomato product market from brand name competitors including S&W and Hunt's in the solid tomato category; Heinz and Hunt's in the ketchup category; and Hunt's, Campbell Soup's Prego and Unilever's Ragu in the spaghetti sauce category. Hunt's is the Company's chief competitor in the tomato paste segment. In addition, the Company faces competition from private label products in all major categories. While the Company has a small share of the overall tomato product market (with market shares for the 52 weeks ended March 28, 1998 of 4.2% in spaghetti sauce and 5.6% in tomato sauce), it is the largest branded competitor in the solid tomato segment with a market share of 16.3% for the 52 weeks ended March 28, 1998. Hunt's, the next largest branded processor, possessed a 11.2% share of the solid tomato segment for this period. In other key categories, for the 52 weeks ended March 28, 1998, Heinz was the market leader in ketchup with a 46.2% market share, and Hunt's was the leader in tomato sauce with a 35.2% market share.

     The Company has relationships with approximately 40 tomato growers located primarily in California, where approximately 95% of domestic tomatoes are produced. See "Risk Factors -- Severe Weather Conditions and Natural Disasters."

  Pineapple

     Based on internal estimates using data compiled by ACNielsen from various industry and other sources, the Company believes that the canned pineapple industry in the United States generated more than $300 million in sales in fiscal 1997. The Company believes that the domestic canned pineapple industry is a mature segment of the canned fruit industry that has generated stable sales.

     Individual pineapple items are differentiated by cut style, with varieties including sliced, chunk, tidbits and crushed. Currently, approximately 84% of pineapple product sold is packed in juice, with the remaining 16% packed in heavy syrup. Size offerings include the 20 oz. size, which accounts for 74% of category sales. Other sizes offered include the 8 oz. and 15 oz. varieties.

     The Company's retail pineapple line consists of sliced, chunk, crushed and juice products in a variety of container sizes. In addition to sales by retailers, which totaled $35 million in fiscal 1997, the Company sells a significant amount of juice concentrate and crushed pineapple through the food ingredients channel and also sells pineapple solids and juice products to foodservice customers.

     The Company is the second leading brand of canned pineapple, with a 14.3% market share for the 52 weeks ended March 28, 1998. Dole is the industry leader with a market share of 44.6%. Private label and foreign pack brands comprise the low-price segment of this category and hold market shares of 28.3% and 11.6%, respectively. The five major foreign pack brands, Geisha, Libby's, Liberty Gold, Empress and 3-Diamond, have regional distribution and are supplied by Thai and Indonesian packers. Certain foreign brands grew through 1995 by "dumping" product in the United States at below cost prices which depressed category pricing. In 1995, the U.S. Government imposed anti-dumping tariffs on Thai packers which allowed the domestic industry to recover some of its margins and volume.

                             PINEAPPLE MARKET SHARE

DEL MONTE...................................................   14.3%
Dole........................................................   44.6%
Foreign pack................................................   11.6%
All private label combined..................................   28.3%

---------------
Source: ACNielsen SCANTRACK, 52 weeks ended March 28, 1998 (based on equivalent cases).

     The Company sources virtually all of its pineapple requirements from its former subsidiary, Del Monte Philippines, under a long-term supply agreement. The agreement provides for a guaranteed supply of quality pineapple with pricing based on fixed retail and foodservice margins.

SUPPLY AND PRODUCTION

     The Company owns virtually no agricultural land. Each year, the Company buys over one million tons of fresh vegetables, fruit and tomatoes pursuant to over 2,500 contracts with individual growers and cooperatives located primarily in the United States, many of which are long-term relationships. No supplier accounts for more than 5% of the Company's raw product requirements, and the Company does not consider its relationship with any particular supplier to be material to its operations. The Company is exploring ways in which to extend its growing season. For example, it has been planting green bean crops in Texas, which has a longer growing season than the Company's other bean growing locations in the Midwest region. Like other processed vegetable, fruit and tomato product manufacturers, the Company is subject to market-wide price fluctuations resulting from seasonal or other factors, although its long-term relationships with growers help to ensure a consistent supply of raw product.

     The Company's vegetable growers are located in Wisconsin, Illinois, Minnesota, Washington, Texas and Arizona. The Company provides the growers with planting schedules, seeds, insecticide management and hauling capabilities and actively participates in agricultural management and quality control with respect to all sources of supply. The Company's vegetable supply contracts are generally for a one-year term and require delivery of a specified quantity. Prices are renegotiated each year. The Company believes that one of its competitive advantages in the canned vegetable category derives from its proprietary seed varieties. For example, the Company believes that its "Del Monte Blue Lake Green Bean" variety is higher yielding than green bean varieties used by the Company's competitors. In addition, the Company's green bean production is primarily on irrigated fields, which facilitates production of high quality, uniformly-sized beans.

     The Company's fruit and tomato growers are located primarily in California; pear growers are also located in Oregon and Washington. The Company's fruit supply contracts range from one to ten years. See Note J to the Company's consolidated financial statements for the nine months ended March 31, 1998. Prices are generally negotiated with grower associations and are reset each year. Contracts to purchase yellow cling peaches generally require the Company to purchase all of the fruit produced by a particular orchard or block of trees. Contracts for other fruits require delivery of specified quantities each year. The Company actively participates in agricultural management and quality control and provides insecticide management and hauling capabilities. Where appropriate, the Company manages the growers' agricultural practices.

     Fifteen Company-owned plants, located throughout the United States, process the Company's products. The Company produces the majority of its products between June and October. Most of the Company's seasonal plants operate at close to full capacity during the packing season.

     The following table lists the Company's production facilities:

             LOCATION                          PRIMARY PRODUCT LINE             SQUARE FOOTAGE*
             --------                          --------------------             ---------------
Hanford, CA.......................  Solid and Paste-Based Tomato Products           651,000
Kingsburg, CA.....................  Peaches, Zucchini and Corn                      229,000
Modesto, CA.......................  Solid and Paste-Based Tomato Products and       220,000
                                    Snap-E-Tom
San Jose, CA......................  Apricots, Fruit Cups, Fruit Cocktail,           458,000
                                    Chunky Fruit and Diced Pears
Stockton, CA......................  Peaches, Cocktail Cherries, Fruit Cocktail      446,000
                                    and Fruit Concentrate
Woodland, CA......................  Bulk Paste and Bulk Diced Tomatoes              465,000
Mendota, IL.......................  Peas, Corn, Lima Beans, Mixed Vegetables,       246,000
                                    Carrots and Peas & Carrots
Plymouth, IN......................  Paste-Based Tomato Products, Snap-E-Tom         156,000
                                    and Pineapple Juice
Sleepy Eye, MN....................  Peas and Corn                                   230,000
Crystal City, TX..................  Green Beans, Spinach, Carrots, Beets and        362,000
                                    Potatoes
Toppenish, WA.....................  Asparagus, Corn, Lima Beans and Peas            228,000
Yakima, WA........................  Cherries and Pears                              214,000
Arlington, WI.....................  Peas, Corn and Sauerkraut                       209,000
Markesan, WI......................  Green Beans, Wax Beans and Italian Beans        299,000
Plover, WI........................  Beans, Carrots, Beets and Potatoes              298,000

---------------
* Includes owned manufacturing and on-site warehouse and storage capacity.

     In January 1998, the Company announced a four-year plan to consolidate its California production facilities in order to enhance the efficiency of its fruit and tomato processing operations and to better meet the competitive challenges of the market. Tomato production currently taking place at the Modesto plant is expected to be transferred to the Company's newly acquired state-of-the-art facility in Hanford in 1999. The Modesto location would then be converted to a fruit processing plant allowing production currently processed at the San Jose plant to be transferred to Modesto. At the end of the production season in 2000, the Company is also expected to close its Stockton fruit plant and transfer production from that plant to Modesto. Considerations of plant age and location were primary factors in the decision to close the 80-year-old San Jose plant and the 70-year-old Stockton plant and transfer production closer to growing areas. The Company plans an aggregate of approximately $136 million of capital spending through 2001 to increase production efficiency and reduce costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "-- Liquidity and Capital Resources -- Investing Activities."

     Co-packers are used for pickles and certain other non-core products and to supplement supplies of certain canned vegetables, fruit and tomato products.

     Prior to December 1993, the Company produced almost all of the cans used to package its products in the United States at its nine can manufacturing facilities located throughout the United States. In December 1993, the Company sold substantially all the assets (and certain related liabilities) of the Company's can manufacturing business to Silgan Container Corporation ("Silgan"). The transaction included the sale or lease of the Company's nine can manufacturing facilities. In connection with this agreement, Silgan and the Company entered into a ten-year supply agreement, with optional successive five-year extensions by either party under which the Company has agreed to purchase all of its requirements for metal food and beverage containers in the United States from Silgan. If Silgan is unable to supply all of such requirements for any reason, the Company is entitled to purchase the excess from another supplier. In addition, after September 1998, the Company is entitled to seek a competitive bid for up to 50% of its requirements. Price levels were originally set based on the Company's costs of self-manufactured containers. Price changes under the contract reflect changes in the manufacturer's costs. Upon any extension of the agreement, the parties have agreed to negotiate in good faith the amount of Silgan's margin. The agreement may be terminated by either party, without penalty, on notice given 12 months prior to the end of the term of the agreement (or any extension). The Company's total annual can usage is approximately two billion cans.

SALES, MARKETING AND DISTRIBUTION

  Sales and Marketing

     The Company's sales organization for retail products is divided into three groups: (i) a retail broker network (which consists of 100% independent broker representation at the market level, managed by Company sales managers); (ii) an in-house sales force with responsibility for warehouse clubs, mass merchandisers and supercenters; and (iii) an in-house team responsible for trade promotion. Retail brokers are independent, commissioned sales organizations that represent multiple manufacturers and, during fiscal 1997, accounted for 67% of the Company's total net sales. The Company retains its brokers through a standardized retail grocery brokerage agreement, and brokers are typically paid at a percentage of collected sales, generally 2.5%, which percentage may be increased up to 3.0% based on the broker's accomplishment of specified sales objectives. Such agreements may be terminated on 30 days' prior notice by either party. The Company's broker network represents the Company to a broad range of grocery retailers. The Company's warehouse club, mass merchandiser and supercenter group calls on these customers directly (non-brokered) and is responsible for the development and implementation of sales programs for non-grocery channels of distribution that include Wal-Mart, PriceCostco, Kmart and Target. During fiscal 1997, this group accounted for 12% of the Company's total net sales. Foodservice, food ingredients, private label and military and export sales are accomplished through both direct sales and brokers and, during fiscal 1997, accounted for 21% of the Company's total net sales.

     The Company's marketing group directs product development, pricing strategy, consumer promotion, advertising, publicity and package design. Consumer advertising and promotion support are used, together with trade spending, to support awareness of new items and initial trial by consumers and to build recognition of the Del Monte and Contadina brand names.

     The Company has been enhancing its sales and marketing efforts with proprietary software applications, principally its Trade Wizard application and applications designed to assist customers in managing product categories. The Trade Wizard application assists the Company in implementing and managing the timing and scope of its trade and consumer promotions. Customers using the Company's category management software tools are able to more rapidly identify sales levels for various product categories so as to achieve an optimal product mix. Use of these category management tools has resulted in increased shelf presence for the Company's products, particularly fruit products, relative to those of the Company's competitors. The Company also has proprietary tools that allows it to manage its customers' inventory requirements for its products, thereby reducing customers' inventory levels while enhancing the Company's opportunities to sell its products.

  Distribution

     The Company's distribution organization is responsible for the distribution of finished goods to over 2,400 customer destinations. Customers can order products to be delivered via third party trucking, rail or on a customer pickup basis. The Company's distribution centers provide, among other services, casing, labeling, special packaging, cold storing and fleet trucking services. Other services the Company provides to customers include One Purchase Order/One Shipment, in which the Company's most popular products are listed on a consolidated invoicing service; the UCS Electronic Data Interchange, a paperless system of purchase orders and invoices; and the Store Order Load Option (SOLO), in which products are shipped directly to stores.

     The following table lists the Company's distribution centers:

            LOCATION               OWNED/LEASED    SQUARE FOOTAGE
            --------               ------------    --------------
Birmingham, AL...................   Leased            292,000
Clearfield, UT...................   Leased             80,000
Dallas, TX.......................   Leased            175,000
Rochelle, IL.....................    Owned            425,000
Stockton, CA.....................   Leased            512,000
Swedesboro, NJ...................    Owned            267,000

CUSTOMERS

     The Company's customer base is broad and diverse, and no single customer accounted for more than 10% of fiscal 1997 sales. The Company's 15 largest customers during fiscal 1997 represented approximately 47.8% of the Company's sales. These companies have all been Del Monte customers for at least ten years and, in some cases, for 20 years or more. The Company has sought to establish and strengthen its alliances with key customers by offering sophisticated proprietary software applications to assist customers in managing inventories. The Company plans to expand its promotion of these applications with its customers.

COMPETITION

     The Company faces substantial competition throughout its product lines from numerous well-established businesses operating nationally or regionally with single or multiple branded product lines, as well as with private label manufacturers. In general, the Company competes on the basis of quality, breadth of product line and price. See "Risk Factors -- Competition" and "-- Company Products."

INFORMATION SERVICES

     In November 1992, the Company entered into an agreement with EDS to provide services and administration to the Company in support of its information services functions. Payments under the terms of the agreement are based on scheduled monthly base charges subject to various adjustments based on such factors as production levels and inflation. The agreement expires in November 2002 with optional successive one-year extensions. The Company periodically reviews its general information system needs, including Year 2000 compliance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

RESEARCH AND DEVELOPMENT

     The Company's research and development organization provides product, packaging and process development and analytical and microbiological services, as well as agricultural research and seed production. In fiscal 1995, 1996 and 1997, R&D expenditures (net of revenue for services to third parties) were $6 million, $6 million and $5 million, respectively. The Company maintains an R&D facility in Walnut Creek, California where it conducts research in a number of areas related to its business including seed production, packaging, pest management, food and nutrition science and plant breeding.

EMPLOYEES

     At March 31, 1998, the Company had approximately 2,550 full-time employees. In addition, approximately 10,900 individuals are hired on a temporary basis during the pack season. The Company considers its relations with its employees to be good. In the past several years, the Company has not experienced any work stoppages or strikes.

     The Company has ten collective bargaining agreements with seven union locals covering approximately 10,600 of its hourly and seasonal employees. One collective bargaining agreement expires in calendar 1999. The remaining agreements expire in calendar 2000, 2001 and 2002.

INTELLECTUAL PROPERTY

     The Company owns a number of registered and unregistered trademarks for use in connection with various food products, including the marks Del Monte, Snack Cups, Fruit Cup, FreshCut, Fruit Naturals, Orchard Select, Fruit Smoothie Blenders, Del Monte Lite and Contadina. These trademarks are important to the Company because brand name recognition is a key factor in the success of the Company's products. The current registrations of these trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically, provided that the Company, as the registered owner, or its licensees, where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the marks in connection with similar goods. The Company is not aware of any material challenge to the ownership by the Company of its major trademarks.

     DMC owns approximately 12 issued U.S. patents covering machines used in filling, cleaning, and sealing cans, food preservation methods, extracts and colors, and peeling and coring devices. The patents expire between 2002 and 2014 and cannot be renewed. Patents are generally not material to the Company's business.

     The Company claims copyright protection in its proprietary category management software and vendor-managed inventory software. The Company's customers receive reports generated by these software programs and provide data to the Company for use in connection with the programs. The software itself, however, is not currently licensed to the Company's customers. The copyrights are not registered.

     The Company has developed a number of proprietary vegetable seed varieties which it protects against disclosure by restricting access and/or by the use of non-disclosure agreements. There can be no assurance that the means taken by the Company to protect the secrecy of its seed varieties will be sufficient to protect their secrecy or that others will not independently develop similar technology. The Company has obtained U.S. plant variety protection certificates under the Plant Variety Protection Act on some of its proprietary seed varieties. Under such a certificate, the breeder has the right, among other rights, to exclude others from offering or selling the variety or reproducing it in the United States. The protection afforded by a plant variety protection certificate generally runs for 20 years from the date of its issuance.

     In connection with the RJR Nabisco Sale, and the divestitures of the Company's non-core and foreign operations subsequent to that sale, the Company granted various perpetual, exclusive, royalty-free licenses for use of the Del Monte name and mark along with certain other trademarks, patents, copyrights and trade secrets to the acquiring companies or their affiliates. Under such licenses, the Company is generally entitled to reimbursement from the licensees of certain of its expenses in maintaining the registrations relating to such intellectual property. In particular, with respect to all food and beverage products other than fresh fruits, vegetables and produce, affiliates of RJR Nabisco hold the rights to use Del Monte trademarks in Canada and South America; Kikkoman holds the rights to use Del Monte trademarks in the Far East and Pacific Rim (excluding the Philippines); Del Monte International holds the rights in Europe, Africa, the Middle East and the Indian Subcontinent. Fresh Del Monte holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables, and produce and certain chilled and frozen products related thereto throughout the world. With respect to dried fruit, nut and snack products, Yorkshire holds the rights to use Del Monte trademarks in the United States, Mexico, Central America and the Caribbean. In connection with agreements to sell Del Monte Latin America, an affiliate of Hicks, Muse, Tate & Furst acquired the right to use the Del Monte trademarks with respect to all food and beverage products other than fresh fruits, vegetables and produce in Mexico and Capital Universal Ltd. (an affiliate of Donald W. Dickerson, Inc.) acquired similar rights in Central America and the Caribbean. Dewey Limited (an affiliate of Del Monte International) owns the rights in the Philippines to the Del Monte brand name. See "Risk Factors -- Brand Risk."

     The Company retains the right to review the quality of the licensee's products under each of its license agreements. The Company generally may inspect the licensees' facilities and the licensees must periodically submit samples to the Company for inspection. Licensees may grant sublicenses but all sublicensees are bound by these quality control standards and other terms of the license.

     The Company has also granted various security and tangible interests in its trademarks and related trade names, copyrights, patents, trade secrets and other intellectual property to its creditors, in connection with the

Bank Financing, and to its licensees, to secure certain of the Company's obligations under the license agreements.

GOVERNMENTAL REGULATION

     As a manufacturer and marketer of food products, the Company's operations are subject to extensive regulation by various federal government agencies, including the Food and Drug Administration, the United States Department of Agriculture and the FTC, as well as state and local agencies, with respect to production processes, product attributes, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for safety, purity and labeling. In addition, advertising of the Company's products is subject to regulation by the FTC, and the Company's operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company seeks to comply at all times with all such laws and regulations and is not aware of any instances of material non-compliance. The Company maintains all permits and licenses relating to its operations. The Company believes its facilities and practices are sufficient to maintain compliance with applicable governmental laws and regulations. Nevertheless, there can be no assurance that the Company will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies including fines, injunctions, recalls or seizures as well as potential criminal sanctions.

LEGAL PROCEEDINGS

     The Company is involved from time to time in various legal proceedings incidental to its business, including claims with respect to product liability, worker's compensation and other employee claims, tort and other general liability, for which the Company carries insurance or is self-insured, as well as trademark, copyright and related litigation. The Company believes that no such legal proceedings will have a material adverse effect on the results of operations, cash flow, liquidity or financial condition of the Company. See "-- Environmental Compliance" for a description of certain environmental matters in which the Company is involved.

ENVIRONMENTAL COMPLIANCE

     As a result of its agricultural, food processing and canning activities, the Company is subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. The Company seeks to comply at all times with all such environmental laws and regulations and is not aware of any instances of material non-compliance. The Company cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect its operations. The Company is engaged in a continuing program to maintain its compliance with existing laws and regulations and to establish compliance with anticipated future laws and regulations.

     In connection with the sale of one of its facilities, the Company is currently remediating conditions resulting from the release of petroleum from underground storage tanks ("USTs"). The Company is also conducting a groundwater investigation at one currently owned property for hydrocarbon contamination that it believes resulted from the operations of an unaffiliated prior owner of the property. At the present time, the Company is unable to predict the total cost for the remediation or the extent to which it may obtain contribution from the prior owner. Further, there can be no assurance that investigation and remediation of environmental conditions will not be required at other properties currently or formerly owned or operated by the Company. Nonetheless, the Company does not expect that these and other such remediation costs will have a material adverse effect on the Company's financial condition or results of operations.

     The Company has been notified by governmental authorities and private claimants that it is a PRP or may otherwise be potentially responsible for environmental investigation and remediation costs at certain contaminated sites under CERCLA or under similar state laws. With the exception of one previously owned site, the Company has potential liability at each site because it allegedly sent certain wastes from its operations to these sites for disposal or recycling. These wastes consisted primarily of empty metal drums (which previously held raw materials), used oils and solvents, solder dross and paint waste.

     The Company is indemnified for any liability at two of these sites, including the previously owned site. With respect to a majority of the sites at which the Company has been identified as a PRP and is not indemnified by another party, the Company has settled its liability with the responsible regulatory agency. The Company believes that it has no liability for the remaining sites, except with respect to one site at which it is a member of the PRP group. The PRP group is conducting a Remedial Investigation and Feasibility Study to analyze the nature and extent of the contamination and to evaluate remedial alternatives for the site. Based upon the information currently available, the Company does not expect that its liability for this site will be material. There can be no assurance that the Company will not be identified as a PRP at additional sites in the future.

     The Company spent approximately $5 million on domestic environmental capital projects and expenditures from fiscal 1995 through fiscal 1997, primarily related to UST remediation activities and upgrades to boilers and wastewater treatment systems. The Company projects that it will spend an aggregate of approximately $4 million in fiscal 1998 and 1999 on capital projects and other expenditures in connection with environmental compliance, primarily for boiler upgrades, compliance costs related to the consolidation of its fruit and tomato processing operations and continued UST remediation activities. The Company believes that its CERCLA and other environmental liabilities will not have a material adverse effect on the Company's financial position or results of operations.

PROPERTIES

     As of December 31, 1997, the Company operated 15 production facilities and six distribution centers. See "-- Supply and Production" and "-- Sales, Marketing and Distribution." The Company's production facilities are owned properties, while its distribution centers are owned or leased. The Company has various warehousing and storage facilities, which are primarily leased facilities. The Company's leases are generally long-term. Virtually all of the Company's properties, whether owned or leased, are subject to liens or security interests.

     The Company's principal administrative headquarters are located in leased office space in San Francisco, California. The Company owns its primary research and development facility in Walnut Creek, California.

     The Company holds certain excess properties for sale and periodically disposes of excess land and facilities through sales.

     Management considers its facilities to be suitable and adequate for its business and to have sufficient production capacity for the purposes for which they are currently intended.

                               CORPORATE HISTORY

     DMC was acquired in 1979 by the predecessor of RJR Nabisco. In 1990, DMC and certain of its subsidiaries and affiliates were sold in the RJR Nabisco Sale for $1.5 billion to Del Monte and DMPF Corp., a Delaware corporation, which were organized by ML&Co. and capitalized by ML&Co. and certain other investors including Court Square Capital, L.P., an affiliate of Citibank, N.A., Kikkoman, Polly Peck, W.R. Huff Asset Management Co., Charterhouse Equity Partners, L.P. and certain present and former members of management of the Company. The RJR Nabisco Sale excluded certain businesses that were retained by RJR Nabisco, such as the Del Monte processed foods operations in Canada and South America. Certain other Del Monte businesses were not acquired, including the Del Monte fresh produce business, which was sold by RJR Nabisco to Polly Peck, which, in turn, sold it to Fresh Del Monte. In connection with the RJR Nabisco Sale and, subsequently, in connection with the sale of the Company's foreign operations, as described below, the Company granted various perpetual, exclusive royalty-free licenses for the use of the Del Monte name and trademark. The licensees of the Del Monte name and trademark include Del Monte International, Kikkoman, Fresh Del Monte and Yorkshire. None of the licensees is affiliated with the Company except for Yorkshire, of which the Company owns 20% of the common stock. See "Risk Factors -- Brand Risk" and "Business -- Intellectual Property."

     Following the RJR Nabisco Sale, the Company sold certain of its properties, including the Company's processed foods operations in the Far East (other than the Philippines) to Kikkoman for approximately $104 million; the Hawaiian Punch business to Procter & Gamble for approximately $147 million; and Del Monte International to Gravelgrove Limited for approximately $360 million, and applied substantially all of the proceeds from such sales to the partial repayment of the bank financing used to finance the RJR Nabisco Sale. In connection with the sale of Del Monte International, the Company acquired an 8.35% equity investment in Del Monte International. Subsequently, in the fiscal quarter ended March 31, 1993, the Company sold such equity investment for approximately $23 million.

     In January 1991, the Company completed the sale of a 49.9% interest in Del Monte Philippines. As a result of this transaction, the Company received $16.7 million in cash, $17.9 million in notes (which were subsequently repaid), $8.7 million in a future purchase price adjustment (all of which has been paid) and $1.3 million of preferred stock of a subsidiary of Del Monte Philippines (20% of which was redeemed in May 1994 and 20% redeemed in May 1995). The Company retained a 50.1% interest in Del Monte Philippines. In March 1996, the Company sold its 50.1% interest in Del Monte Philippines and the remaining preferred stock to a joint venture affiliated with Del Monte International for $100 million. In connection with the sale of its interest in Del Monte Philippines, the Company signed an eight-year supply agreement under which the Company is required to source substantially all of its pineapple requirements from Del Monte Philippines over the term of the agreement.

     In August 1993, the Company sold its dried fruit and snack operation to Yorkshire for cash and stock totaling $22.6 million. As part of the asset sale transaction, the Company acquired 20% of the outstanding common stock and 1,000 shares of 7% preferred stock of Yorkshire. Following the expiration of a standstill agreement in July 1996, the Company granted a right of first refusal to Yorkshire to acquire the Company's equity interest in Yorkshire, and Yorkshire Foods, Inc., the parent of Yorkshire ("YFI"), granted a right of co-sale to the Company in the event that YFI proposed to sell its equity interest in Yorkshire.

     In December 1993, the Company sold substantially all of the assets and certain related liabilities of its can manufacturing operations in the United States to Silgan for $72 million. At the same time, the Company entered into a ten-year supply agreement under which Silgan would, effective immediately after the sale, provide the Company with substantially all of its domestic can requirements. The supply agreement provides the Company with a long-term supply of cans at prices that adjust over time for normal manufacturing cost increases or decreases. See "Business -- Supply and Production."

     On June 27, 1994, Del Monte entered into an Agreement and Plan of Merger (the "1994 Merger Agreement") with Grupo Empacador de Mexico, S.A. de C.V. and CCP Acquisition Company of Maryland, Inc., which were formed by an investor group led by Mr. Carlos Cabal Peniche for the purpose of effecting an acquisition (the "Proposed Acquisition") of the Company. The Merger Agreement provided that Del Monte was entitled to terminate the 1994 Merger Agreement if the effective date of the Proposed Acquisition failed to occur on or prior to September 19, 1994. The effective date of the Proposed Acquisition did not occur on or prior to such date and, on September 21, 1994, Del Monte terminated the 1994 Merger Agreement in accordance with its terms. Pursuant to the 1994 Merger Agreement, because the Proposed Acquisition failed to occur by September 19, 1994, Del Monte drew $30 million under a letter of credit issued by Banco Union, S.A., a bank affiliated with Mr. Cabal. Such amount was applied to the repayment of indebtedness then-outstanding under the Company's then-existing revolving credit agreement.

     In November 1995, the Company sold its pudding business to Kraft for $89 million.

     In October 1996, the Company sold its Mexican subsidiary for $38 million, and, in November 1996, sold its Central American and Caribbean operations for $12 million.

     On April 18, 1997, Del Monte was recapitalized through the merger of Shield with and into Del Monte, with Del Monte being the surviving corporation. By virtue of the Recapitalization, shares of Del Monte's preferred stock having an implied value of approximately $14 million held by certain of Del Monte's stockholders who remained investors were cancelled and were converted into the right to receive new Del Monte Common Stock. All other shares of Del Monte capital stock were cancelled and were converted into the right to receive cash consideration. In connection with the Recapitalization, the Company repaid substantially all of its funded debt obligations existing immediately before the Recapitalization. In the Recapitalization, the common stock and preferred stock of Shield was converted into new shares of Common Stock and preferred stock, respectively, of Del Monte.

     On December 19, 1997, the Company acquired the Contadina business for $177 million in cash, plus an estimated working capital adjustment of approximately $20 million. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital, which resulted in a payment to the Company of approximately $2 million, and therefore a reduction in the purchase price to $195 million. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5 million, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims.

     On May 1, 1998, Del Monte merged with and into a newly created, wholly-owned subsidiary incorporated under the laws of the State of Delaware to change Del Monte's state of incorporation from Maryland to Delaware.

     Following the Offering, TPG will own approximately 46.7% of the Common Stock (approximately 43.0% if the U.S. Underwriters' overallotment option is exercised in full) and will have the power to influence substantially and possibly to control the management and policies of the Company, as well as the determination of matters requiring stockholder approval. TPG is part of Texas Pacific Group, which was founded by David Bonderman, James G. Coulter and William S. Price, III in 1992 to pursue public and private investment opportunities. Texas Pacific Group's other investments include such branded consumer products companies as Beringer Wine Estates Holdings, Inc., Ducati Motors S.p.A., Favorite Brands International, Inc. and J. Crew Group, Inc.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of individuals who are serving as directors and executive officers of Del Monte. Such individuals hold the same positions with DMC. Each director will hold office until the next annual meeting of shareholders or until his successor has been elected and qualified. Officers are elected by the Board of Directors and serve at the discretion of the Board.

                 NAME                    AGE                  POSITIONS
                 ----                    ---                  ---------
Richard W. Boyce.......................  44    Chairman of the Board; Director
Richard G. Wolford.....................  53    Chief Executive Officer; Director
Wesley J. Smith........................  51    Chief Operating Officer; Director
Timothy G. Bruer.......................  41    Director
Al Carey...............................  46    Director
Patrick Foley..........................  66    Director
Brian E. Haycox........................  56    Director
Denise M. O'Leary......................  40    Director
William S. Price, III..................  42    Director
Jeffrey A. Shaw........................  34    Director
David L. Meyers........................  52    Executive Vice President,
                                               Administration and Chief Financial
                                               Officer
Glynn M. Phillips......................  60    Executive Vice President, Sales
Brent D. Bailey........................  45    Executive Vice President, Marketing
Thomas E. Gibbons......................  50    Senior Vice President and Treasurer
William J. Spain.......................  56    Senior Vice President, Technology
Richard L. French......................  41    Senior Vice President and Chief
                                               Accounting Officer
William R. Sawyers.....................  36    Vice President, General Counsel and
                                               Secretary

     Richard W. Boyce, Chairman of the Board; Director. Mr. Boyce became Chairman of the Board and a director of Del Monte in August 1997. Mr. Boyce became President of SRB, Inc., which provides management services to TPG and its affiliated companies, in 1997. He was employed by PepsiCo from 1992 to 1997, most recently as Senior Vice President of Operations for Pepsi-Cola North America. From 1980 to 1992, Mr. Boyce was employed by Bain & Co. He is also a director of J. Crew Group, Inc., certain of its subsidiaries and Favorite Brands International, Inc.

     Richard G. Wolford, Chief Executive Officer; Director. Mr. Wolford joined Del Monte as Chief Executive Officer and a director in April 1997 upon consummation of the Recapitalization. From 1967 to 1987, he held a variety of positions at Dole Foods, including President of Dole Packaged Foods from 1982 to 1987. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors.

     Wesley J. Smith, Chief Operating Officer; Director. Mr. Smith joined Del Monte as Chief Operating Officer and a director in April 1997 upon consummation of the Recapitalization. From 1972 to 1995, he was employed by Dole Foods in a variety of positions, including senior positions in finance, marketing, operations and general management in California, Hawaii and Honduras.

     Timothy G. Bruer, Director. Mr. Bruer became a director of Del Monte in August 1997. Mr. Bruer has been President and Chief Executive Officer and a director of Silverado Foods, Inc. since March 1997. From 1993 until that time, he was Vice President and General Manager of the Culinary Division of Nestle. He is also a director of Authentic Specialty Foods Inc.

     Al Carey, Director. Mr. Carey became a director of Del Monte in November 1997. He is the Chief Operating Officer of Frito-Lay, Inc., a division of PepsiCo, Inc., and has been employed in various capacities with that company since 1981.

     Patrick Foley, Director. Mr. Foley became a director of Del Monte in August 1997. Mr. Foley is Chairman, President and Chief Executive Officer of DHL Corporation, Inc. and its major subsidiary, DHL Airways, Inc. He joined DHL in September 1988, with more than 30 years experience in hotel and airline industries. He was formerly Chairman and President of Hyatt Hotel Corporation. Mr. Foley serves on the Boards of Directors of Continental Airlines, Inc., DHL International, Flextronics International, Foundation Health Systems, Inc. and Glenborough Realty Trust, Inc.

     Brian E. Haycox, Director. Mr. Haycox was elected to the Board of Directors of Del Monte in June 1995. He was elected as Co-Chairman and Co-Chief Executive Officer of Del Monte in December 1995, and he served in those capacities until the consummation of the Recapitalization. Mr. Haycox served as President and Chief Executive Officer of Del Monte Tropical Fruit Company from 1988 until 1993. Prior to that time Mr. Haycox served in a variety of management positions within the Del Monte organization.

     Denise M. O'Leary, Director. Ms. O'Leary became a director of Del Monte in August 1997. Ms. O'Leary has been a Special Limited Partner of Menlo Ventures since 1996. From 1983 to 1996, she was a General Partner of Menlo Ventures. Ms. O'Leary serves on the Boards of Directors of various private companies as well as on the Board of ALZA Corporation. She is a member of the Board of Trustees of Stanford University and a director of UCSF Stanford Health Care.

     William S. Price, III, Director. Mr. Price became a director of Del Monte in August 1997. Mr. Price was a founding partner of TPG in 1992. Prior to forming TPG, he was Vice President of Strategic Planning and Business Development for G. E. Capital, and from 1985 to 1991, he was employed by Bain & Company, where he was a partner and co-head of the Financial Services Practice. Mr. Price serves on the Boards of Directors of Belden & Blake Corporation, Beringer Wine Estates Holdings, Inc., Continental Airlines, Inc., Denbury Resources, Inc., Favorite Brands International, Inc., Vivra Specialty Partners, Inc. and Zilog, Inc.

     Jeffrey A. Shaw, Director. Mr. Shaw became a director of Del Monte in May 1997. Mr. Shaw is a partner of TPG and has been an executive of TPG since 1993. Prior to joining TPG, Mr. Shaw was a principal of Acadia Partners, L.P., an investment partnership affiliated with the Robert M. Bass Group, for three years. Mr. Shaw serves as a director of Ducati Motors S.p.A., Ducati North America, Inc., Favorite Brands International, Inc. and Ryanair PLC.

     David L. Meyers, Executive Vice President, Administration and Chief Financial Officer. Mr. Meyers joined the Company in 1989. He was elected Chief Financial Officer of Del Monte in December 1992 and served as a member of the Board of Directors of Del Monte from January 1994 until consummation of the Recapitalization. Prior to joining the Company, Mr. Meyers held a variety of financial and accounting positions with RJR Nabisco (1987 to 1989), Nabisco Brands USA (1983 to 1987) and Standard Brands, Inc. (1973 to 1983).

     Glynn M. Phillips, Executive Vice President, Sales. Mr. Phillips joined Del Monte in October 1994. Prior to joining the Company, Mr. Phillips was Vice President, Sales of The Clorox Company where he also held various sales and marketing positions from 1973 to 1994.

     Brent D. Bailey, Executive Vice President, Marketing. Mr. Bailey joined Del Monte in his current position in January 1998. Prior to that he was with The Dial Corporation since 1992 as Senior Vice President and General
Manager -- Household Division, and Senior Vice President -- Portfolio Group. From 1974 to 1992, Mr. Bailey held marketing management positions with Procter & Gamble, Frito-Lay and Pillsbury.

     Thomas E. Gibbons, Senior Vice President and Treasurer. Mr. Gibbons joined Del Monte in 1969 and was elected to his current position in February 1995. He was elected Vice President and Treasurer of Del Monte in January 1990. Mr. Gibbons' prior experience also includes a variety of positions within the Company's and RJR Nabisco's tax and financial organizations.

     William J. Spain, Senior Vice President, Technology. Mr. Spain joined Del Monte in 1966 and was elected to his current position in February 1995. Previously, he was Vice President, Research, Government and Industry Relations of Del Monte. Mr. Spain has also held various positions within Del Monte in corporate affairs, production management, quality assurance, environmental and energy management, and consumer services.

     Richard L. French, Senior Vice President and Chief Accounting Officer. Mr. French joined Del Monte in 1980 and was elected to his current position in May 1998. Mr. French was Vice President and Chief Accounting Officer of Del Monte from August 1993 through May 1998 and has held a variety of positions within the Company's financial organization.

     William R. Sawyers, Vice President, General Counsel and Secretary. Mr. Sawyers joined Del Monte in November 1993 and was elected to his current position in 1995. Prior to joining the Company, Mr. Sawyers was an associate with the law firm of Shearman & Sterling from 1987 to 1993.

COMMITTEES OF THE BOARD OF DIRECTORS; TERM

     Del Monte's Board of Directors has the committees described below.

     The Nominating and Compensation Committee (the "Compensation Committee") has authority to determine executive compensation and will approve the terms of stock options and stock purchase rights pursuant to the Company's plans and arrangements (as described below). The Compensation Committee's current members are Messrs. Price and Shaw and Ms. O'Leary.

     The Audit Committee is responsible for reviewing the activities of the Company's independent accountants and internal audit department. The Audit Committee's members are Messrs. Bruer, Foley and Haycox. The directors on the Audit Committee are not affiliated with the Company or TPG, in accordance with applicable New York Stock Exchange requirements.

     The Board of Directors of Del Monte is divided into three classes, as nearly equal in number as possible, with each director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Bruer, Haycox and Price are in the class of directors whose term expires at the 1999 annual meeting of Del Monte's stockholders. Messrs. Foley, Shaw and Smith are in the class of directors whose term expires at the annual meeting of Del Monte's stockholders to be held in the year 2000. Messrs. Boyce, Carey and Wolford and Ms. O'Leary are in the class of directors whose term expires at the 2001 annual meeting of Del Monte's stockholders. At each annual meeting of Del Monte's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three year terms and until their successors are elected and qualified.

EXECUTIVE COMPENSATION

     The following table sets forth compensation paid by the Company for fiscal years 1995, 1996 and 1997 to each individual serving as its Chief Executive Officer during fiscal 1997 and to each of the four other most highly compensated executive officers of the Company as of the end of fiscal 1997, and to one executive officer whose employment terminated prior to the end of fiscal 1997.

                                                                                    LONG TERM
                                                                                 COMPENSATION(3)
                                                                                 ---------------
                                                                  OTHER ANNUAL        LTIP         ALL OTHER
NAME AND PRINCIPAL POSITIONS  FISCAL YEAR   SALARY(1)    BONUS      COMP.(2)         PAYOUTS        COMP.(4)
----------------------------  -----------   ---------   -------   ------------   ---------------   ----------
Richard G. Wolford(5).......     1997       $100,641    $ --      $  --              $--           $ 251,196
  Chief Executive Officer
Brian E. Haycox.............     1997        602,404      --         73,471          --            5,323,303
  Co-Chairman/Co-CEO(6)          1996        420,673      --        247,780          --                8,052
Paul H. Mullan..............     1997        602,404      --        221,940          --            5,288,452
  Co-Chairman/Co-CEO(7)          1996        420,673      --        817,978          --                8,052
David L. Meyers.............     1997        286,000    159,400      --              421,000       2,959,771
  Executive Vice President,      1996        273,000    143,000      55,386          421,000          11,242
  Administration & CFO           1995        302,500      --        145,954          421,000           9,786
Glynn M. Phillips...........     1997        239,118    118,300      --              280,000       1,974,454
  Executive Vice President,      1996        225,750    118,250      --              280,000           9,206
     Sales
                                 1995        158,907      --         --              280,000          52,724
Thomas E. Gibbons...........     1997        183,458     59,900      --              210,000         115,829
  Senior Vice President and      1996        175,600     63,900      --               54,600           4,717
  Treasurer                      1995        161,703     53,600      --               50,400           4,728
William J. Spain............     1997        147,917     49,500      --              162,000         115,766
  Senior Vice President,         1996        139,167     49,700      --               42,100           4,417
  Technology                     1995        126,542     40,700      --               38,900           4,024
David M. Little(8)..........     1997        250,250      --         --              421,000       3,363,581
  Executive Vice President,      1996        286,650    150,150      --              421,000          10,660
  Worldwide Operations           1995        309,500      --         --              421,000          10,302

---------------
(1) Reflects actual base earnings for the fiscal year specified.

(2) Fiscal 1995 reflects certain perquisites, including moving expenses for Mr. Meyers ($129,838). Fiscal 1996 reflects certain perquisites, including relocation related expenses for Mr. Haycox ($243,092) and Mr. Mullan ($812,333); moving expenses for Mr. Meyers ($33,091) and company car ($15,500). Fiscal 1997 reflects certain perquisites, including relocation related taxes for Mr. Haycox ($57,005) and Mr. Mullan ($198,955).

(3) Reflects payments under the Company's Old MEP (as defined below) and Long Term Incentive Plan.

(4) For fiscal 1995: Company contributions to the Del Monte Corporation Savings Plan -- Mr. Meyers $4,500; Mr. Gibbons $4,500; Mr. Spain $3,796; Mr. Little $4,500, Company paid term life premiums -- Mr. Meyers $1,960; Mr. Phillips $2,724; Mr. Gibbons $228; Mr. Spain $228; Mr. Little $2,080, a sign-on bonus for Mr. Phillips $50,000, amount paid under the nonqualified Additional Benefits Plan -- Mr. Meyers $3,326; Mr. Little $3,722. For fiscal 1996:
    Company contributions to the Del Monte Corporation Savings Plan -- Mr. Haycox $4,500; Mr. Mullan $4,500; Mr. Meyers $4,500; Mr. Phillips $4,500; Mr. Gibbons $4,500; Mr. Spain $4,200; Mr. Little $4,500, Company paid term life premiums -- Mr. Haycox $3,552; Mr. Mullan $3,552; Mr. Meyers $3,407; Mr. Phillips $4,706; Mr. Gibbons $217; Mr. Spain $217; Mr. Little $2,428, amount paid under the nonqualified Additional Benefits Plan -- Mr. Meyers $3,335; Mr. Little $3,732. For fiscal 1997: Company contributions to the Del Monte Corporation Savings Plan -- Mr. Haycox $4,800; Mr. Mullan $5,738; Mr. Meyers $4,500; Mr. Phillips $4,500; Mr. Gibbons $4,500; Mr. Spain $4,437; Mr. Little $3,003; Company paid term life premiums --

    Mr. Wolford $1,196; Mr. Haycox $13,057; Mr. Mullan $10,657; Mr. Meyers $4,198; Mr. Phillips $5,325; Mr. Gibbons $217; Mr. Spain $217; Mr. Little $2,739, amount paid under the nonqualified Additional Benefits Plan -- Mr. Meyers $4,130; Mr. Little $4,567, amount paid due to termination for Mr. Haycox $393,874; Mr. Mullan $360,485; Mr. Little $406,329, amounts under the New MEP (as defined below) paid April 1997 -- Mr. Haycox $4,911,572; Mr. Mullan $4,911,572; Mr. Meyers $2,946,943; Mr. Phillips $1,964,629; Mr.
    Gibbons $111,112; Mr. Spain $111,112; Mr. Little $2,946,943. For Mr.
    Wolford, the fiscal 1997 amount includes a consulting fee of $250,000 paid in December 1997 for the period prior to April 18, 1997.

(5) Mr. Wolford became Chief Executive Officer as of April 18, 1997.

(6) Mr. Haycox's employment as Co-Chairman/Co-CEO terminated as of April 18,
    1997.

(7) Mr. Mullan's employment as Co-Chairman/Co-CEO terminated as of April 18,
    1997.

(8) Mr. Little's employment as Executive Vice President, Worldwide Operations terminated as of April 30, 1997.

EMPLOYMENT AND OTHER ARRANGEMENTS

  The Management Equity Plan

     Established beginning in fiscal 1995 and modified in March 1996, the Company's Management Equity Plan ("New MEP") provided awards to certain key executives upon the sale of the Company or upon the public offering of the Company's Common Stock. Under the terms of the New MEP, the "Base Value" of the Company's preferred and Common Stock was established at $125 million. To the extent that proceeds from the sale of the Company to preferred and common stockholders (after repayment of debt but without reduction for payment to executives under the New MEP) exceeded the $125 million Base Value, an award pool of 6% of such excess was set aside for payment to the Company's executive officers. The New MEP was terminated concurrent with the Recapitalization.

     In connection with the Recapitalization, the Company made payments aggregating approximately $19.7 million pursuant to the New MEP. This amount was allocated as follows:

Mr. Haycox...............................................  $4,911,572
Mr. Mullan...............................................   4,911,572
Mr. Little...............................................   2,946,943
Mr. Meyers...............................................   2,946,943
Mr. Phillips.............................................   1,964,629
Other officers(1)........................................   2,000,016

---------------
(1) Other officers include Messrs. Gibbons and Spain and 16 other senior officers.

     Messrs. Meyers, Little and Phillips were participants in the MEP prior to its modification in March 1996 (the "Old MEP"), and as such became eligible for awards for fiscal 1995 based on the annual equity growth formula in effect under the Old MEP for such year. Messrs. Meyers, Little and Phillips were paid installment payments of the Old MEP awards in the amounts of $421,000, $421,000 and $280,000, respectively, in June 1996 and remained eligible for installment payment of the Old MEP awards in the amounts of $421,000, $421,000 and $280,000, respectively, for fiscal 1997. The Company paid these fiscal 1997 awards at the time of the Recapitalization.

  Long Term Incentive Plan

     Established on July 1, 1990, amended and restated on July 1, 1995, the Long Term Incentive Plan ("LTIP") provided certain key management employees with a long-term incentive program based on Company performance. The LTIP had a performance cycle of three fiscal years with interim award payments at the end of each fiscal year based on the employee's target award. The three-year target award was determined by multiplying (i) the executive's base pay by (ii) a percentage based on salary grade level, and multiplying the result by (iii) three (for each fiscal year in the performance cycle). Interim awards were determined by comparing actual financial performance compared to target goals and subject to a percentage payout schedule. Mr. Gibbons received fiscal 1995 and fiscal 1996 awards of $50,400 and $54,600, respectively. Mr. Gibbons received the final fiscal 1997 award in the amount of $210,000 at the time of the Recapitalization. Mr. Spain received fiscal 1995 and fiscal 1996 awards of $38,900 and $42,100, respectively. Mr. Spain received the final fiscal 1997 award in the amount of $162,000 at the time of the Recapitalization. This plan was terminated following the Recapitalization.

  The Annual Incentive Award Plan

     The Annual Incentive Award Plan ("AIAP") provides annual cash bonuses to certain management employees, including certain of the named senior executives. The target bonus for each eligible employee is based on a percentage of base salary. Actual payment amounts are based on the Company's achievement of annual earnings objectives and individual performance objectives at fiscal year end. The targeted percentage of base salary is as follows: Mr. Little -- 50%, Mr. Meyers -- 50%, Mr. Phillips -- 50%, Mr. Gibbons -- 30% and Mr. Spain -- 30%. Mr. Haycox and Mr. Mullan were not eligible for the AIAP for fiscal 1996 or fiscal 1997. Mr. Wolford was not eligible for the AIAP for fiscal 1997. Mr. Little received his fiscal 1997 AIAP payment of $150,150 at the time of his termination as of April 30, 1997.

  Stock Purchase Plan

     The Del Monte Foods Company Employee Stock Purchase Plan was approved on August 4, 1997 and amended on November 4, 1997. Under the Plan, key employees are allowed to purchase up to $5 million in Common Stock. To date, 454,146 shares of the Company's Common Stock have been purchased by and issued to eligible employees.

  Stock Incentive Plans

     The Del Monte Foods Company 1997 Stock Incentive Plan was approved on August 4, 1997 and amended on November 4, 1997. Under the 1997 Stock Incentive Plan, grants of incentive stock options and nonqualified stock options representing 1,784,980 shares of Common Stock may be made to key employees. With the exception of options for 151,701 shares issued to Mr. Bailey on January 19, 1998, the options were granted at an exercise price equal to the fair market value of the shares at the time of such grant and have a ten-year term. Two different vesting schedules have been approved under the 1997 Stock Incentive Plan. The first provides for annual vesting on a proportionate basis over five years and the second provide for monthly vesting on a proportionate basis over four years. Pursuant to this plan, options for 1,736,520 shares of Common Stock have been granted to eligible employees to date. It is not anticipated that any additional options will be granted pursuant to this plan.

     The Del Monte Foods Company 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") was adopted as the Del Monte Foods Company 1998 Stock Option Plan by the Board of Directors on April 24, 1998 and approved in final form by the Compensation Committee on May 29, 1998. Under the 1998 Stock Incentive Plan, grants of incentive and nonqualified stock options ("Options"), stock appreciation rights ("SARs") and stock bonuses (together with Options and SARs, "Awards") representing 3,195,687 shares of Common Stock may be made to employees of the Company. Subject to certain limitations, the Compensation Committee has authority to grant Awards under the 1998 Stock Incentive Plan and to set the terms of any such Awards. As of June 3, 1998, no Awards had been made under the 1998 Stock Incentive Plan.

  The Del Monte Retirement Plan for Salaried Employees

     The Del Monte Corporation Retirement Plan for Salaried Employees (the "Del Monte Corporation Retirement Plan"), which became effective as of January 1, 1990, is a non-contributory defined benefit retirement plan covering salaried employees of the Company. Credits are made monthly to each participant's personal retirement account ("PRA") consisting of a percentage of that month's eligible compensation, plus interest on his or her account balance. A participant is fully vested upon completion of five years of service.

     The percentage of monthly compensation credited varies according to age as follows:

                                             ALL MONTHLY       MONTHLY COMPENSATION
              PARTICIPANT AGE                COMPENSATION   ABOVE SOCIAL SECURITY BASE
              ---------------                ------------   --------------------------
Below 35...................................      4.0%                  3.0%
35 but below 45............................      5.0                   3.0
45 but below 55............................      6.0                   3.0
55 and over................................      7.0                   3.0

     The Del Monte Corporation Retirement Plan was amended effective January 1, 1998 to change the interest credit from 110% of the U.S. Pension Benefit Guaranty Corporation ("PBGC") rate to the yield on the 12-month Treasury Bill rate plus 1.5%. In addition, the factors for annuity conversions were changed from specific Company factors to factors based on 30-year Treasury Bond yields and an Internal Revenue Service ("IRS") specified mortality table. A participant's annual age 65 annuity benefit will be the greater of an annuity based on (i) the credit balance as of December 31, 1997 increased by interest credits (and not compensation credits) of 110% of the December 31, 1997 PBGC rate divided by 8.2 or (ii) the credit balance at the time of retirement using an annuity factor based on 30-year Treasury Bond yields and an IRS specified mortality table. Alternatively, a participant at retirement or other termination of employment may elect a lump sum distribution of his or her account balance.

     Participants who, as of January 1, 1988, were at least age 40 with ten or more years' service, or at least age 55 with five or more years' service, are eligible to receive an alternative retirement benefit that is based on the terms of the prior Del Monte Corporation Retirement Plan. For credited service after December 31, 1981, such participants have accrued an annual benefit of 1.75% of average final compensation multiplied by years of credited service. Average final compensation is the participant's highest five years' average compensation during his or her last ten years of credited service; compensation generally includes base salary and awards under the AIAP but not other forms of incentive compensation. The amount determined by this alternative benefit formula is reduced by 0.75% of the participant's Social Security benefit, multiplied by years of credited service. For credited service prior to January 1, 1982, a similar benefit formula is applied.

     The Del Monte Corporation Retirement Plan was amended effective April 30, 1992 to cease recognition of any future credited service or average final compensation under the alternative retirement benefit. At retirement, a participant who was eligible for the alternative retirement benefit will receive an annual retirement benefit equal to the greater of the retirement benefit determined by his or her PRA, or his or her alternative retirement benefit based on compensation and credited service to April 30, 1992. Alternatively, a participant may elect the greater of a lump sum distribution of his or her PRA account balance or the actuarial equivalent lump sum of the alternative benefit.

     Nonqualified Retirement Plans. Effective January 1, 1990, the Company established the Del Monte Corporation Additional Benefits Plan and the Del Monte Corporation Supplemental Benefits Plan (the "Nonqualified Retirement Plans"). The Nonqualified Retirement Plans are "top hat" and "excess" benefit plans designed to provide benefits in excess of those otherwise permitted under the Del Monte Corporation Retirement Plan and the Del Monte Corporation Savings Plan (which is qualified under Section 401(k) of the Internal Revenue Code) by Sections 401(a)(17) and 415 of the Internal Revenue Code. The Nonqualified Retirement Plans also provide benefits in respect of certain amounts of severance not taken into account under the Del Monte Corporation Retirement Plan or the Del Monte Corporation Savings Plan. Employees who participate in the Del Monte Corporation Retirement Plan or the Del Monte Corporation Savings Plan are generally eligible to participate in the Nonqualified Retirement Plans. Benefits under the Nonqualified Retirement Plans are unfunded and paid from the general assets of the Company.

     Set forth below are the estimated annual benefits payable at age 65 (assuming lump sum payments are not elected) under the Del Monte Corporation Retirement Plan and the Nonqualified Retirement Plans:

                                                YEAR ATTAINING     ESTIMATED ANNUAL
                 PARTICIPANT                        AGE 65       RETIREMENT BENEFIT(A)
                 -----------                    --------------   ---------------------
Mr. Wolford...................................       2009              $125,819
Mr. Phillips..................................       2002                28,260
Mr. Meyers....................................       2010               179,742
Mr. Gibbons...................................       2012               178,762
Mr. Spain.....................................       2007               104,915

---------------

(a) The estimated annual retirement benefits shown assumes no increase in compensation or AIAP and interest credits of 6.68%.

     Employment Arrangements. During fiscal 1997, the Company had employment agreements with each of Messrs. Haycox, Mullan, Meyers, Little, Phillips, Gibbons and Spain. The following summaries of the material provisions of the employment agreements with Messrs. Haycox and Mullan (each, a "CEO Agreement" and collectively, the "CEO Agreements"), the employment agreements with Messrs. Meyers and Little (each, an "EVP Employment Agreement" and collectively, the "EVP Employment Agreements") and the employment agreement with Mr. Phillips (the "Phillips Employment Agreement") do not purport to be complete and are qualified in their entirety by reference to such agreements. The employment of Messrs. Haycox and Mullan pursuant to the CEO Agreements was terminated effective as of April 18, 1997. The employment of Mr. Little pursuant to his EVP Employment Agreement was terminated effective as of April 30, 1997. The employment agreements of Messrs. Meyers, Phillips, Gibbons and Spain have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     The CEO Agreements provided for an initial term ending on December 31, 1997. Under the terms of the CEO Agreements, if an executive is terminated for any reason other than for cause, if he resigns for good reason or if his employment is terminated upon a sale of the Company, he shall be entitled to a lump sum payment, within ten days of his termination, equal to the base salary that he would have earned through December 31, 1997. The executive will also receive any amounts due under the MEP, and will continue to participate in any employee benefit plans and programs maintained by the Company until the earlier of (i) December 31, 1997, or (ii) such time as he is covered by comparable programs of a subsequent employer.

     Each of the EVP Employment Agreements is for an indefinite term and contains virtually identical terms. Specifically, each EVP Employment Agreement provides that if the executive's employment terminates for any reason other than for cause or if the executive resigns for good reason, such executive would receive as severance, subject to the executive's not competing with the Company or disclosing confidential information or trade secrets of the Company, severance payments over a three-year period commencing on the date of such termination or resignation. The aggregate amount of the severance payable to the executive over such three-year period would equal two times the sum of: (a) the executive's highest annual base salary in effect during the 12-month period prior to such termination or resignation and (b) the target award (50% of annual base salary) under the AIAP (or successor thereto) for the year in which such termination or resignation occurs (or, if greater, the amount of the award for the next preceding year). In addition, the executive would receive a pro rata annual bonus under the AIAP for the year in which such termination or resignation occurs and would be entitled to participate in the employee benefit plans and programs maintained by the Company in which the executive participates until the earlier of (i) the end of the three-year period and (ii) such time as the executive is covered by comparable programs of a subsequent employer.

     The Phillips Employment Agreement is for an indefinite term. The Phillips Employment Agreement provides that if Mr. Phillips' employment terminates for any reason other than for cause or if Mr. Phillips resigns for good reason, Mr. Phillips would receive as severance three months of his then current base pay. In addition, if Mr. Phillips executes and delivers to the Company a written agreement confirming his commitment not to compete with the Company and not to disclose confidential information or trade secrets of the Company, the Company would then provide Mr. Phillips severance payments over an 18-month period commencing on the date of such termination or resignation. The aggregate amount of the severance payable to Mr. Phillips over such 18-month period would equal the sum of (a) Mr. Phillips' highest annual rate of base salary in effect during the 12-month period prior to such termination or resignation, and (b) the target award under the AIAP (or successor thereto) for the year in which such termination or resignation occurs (or, if greater, the amount of the award for the next preceding year of employment). In addition, Mr. Phillips would receive a pro rata annual bonus under the AIAP for the year in which such termination or resignation occurs and would be entitled to participate in the employee benefit plans and programs maintained by the Company in which Mr. Phillips participates until the earlier of (i) the end of the 18-month period or (ii) such time as Mr. Phillips is covered by comparable programs of a subsequent employer.

     Messrs. Gibbons' and Spain's employment agreement is similar to that of Mr. Phillips except that it does not require Messrs. Gibbons or Spain to execute an agreement not to compete or disclose confidential information in order to receive severance payments over an 18-month period.

     On March 16, 1998, Del Monte entered into employment agreements with Mr. Wolford and Mr. Smith (the "Wolford/Smith Employment Agreements") as Chief Executive Officer and Chief Operating Officer, respectively. Copies of the Wolford/Smith Employment Agreements have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The Wolford/Smith Employment Agreements are for an indefinite term. Under the terms of the Wolford/Smith Employment Agreements, if the employment of Mr. Wolford or Mr. Smith is terminated by Del Monte for any reason other than for cause or by such executive for any reason, he would be entitled to continue to receive his base salary and target award under the AIAP (50% of base salary) and to participate in certain employee welfare benefit plans and programs of the Company for up to two years after the date of such termination of employment, subject to his not competing with the Company, not soliciting employees of the Company and not disclosing proprietary or confidential information of the Company and subject to his signing a general release and waiver with respect to certain claims he may have against the Company.

DIRECTORS' COMPENSATION

     Under Company policy, Messrs. Bruer, Carey, Foley and Haycox and Ms. O'Leary will each receive $25,000 per year to be paid in cash or in Common Stock, at the option of the director. Each of these directors will also receive $2,000 for each committee meeting of the Board of Directors attended in person.

     In February 1998, the Company adopted a stock incentive plan with terms substantially identical to the terms of the Del Monte Foods 1997 Stock Incentive Plan for the benefit of directors and independent contractors of the Company. Pursuant to that plan, Mr. Boyce received options representing 148,828 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the period following consummation of the Recapitalization through the end of Del Monte's last completed fiscal year, Del Monte did not have a compensation committee or other board committee performing equivalent functions. During that period, the entire Board of Directors had authority to consider executive compensation matters. The membership of the Board of Directors during that period is described under "Management -- Directors and Executive Officers" above. No person who was an officer, employee or former officer of Del Monte or any of its subsidiaries participated in deliberations of Del Monte's Board of Directors concerning executive officer compensation.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of June 15, 1998, and as adjusted to reflect the sale of the shares offered hereby (i) by each person who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) by each of the Company's directors; (iii) by each of the executive officers of the Company identified in the table set forth under the heading "Management -- Executive Compensation;" (iv) by all executive officers and directors as a group; and (v) the Selling Stockholders.

                                       SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                         OWNED PRIOR TO                          OWNED AFTER
                                           OFFERING(A)          SHARES           OFFERING(B)
        NAME AND ADDRESS OF          -----------------------     BEING     -----------------------
         BENEFICIAL OWNER              NUMBER     PERCENT(C)    OFFERED      NUMBER     PERCENT(C)
        -------------------          ----------   ----------   ---------   ----------   ----------
TPG Partners, L.P..................  24,682,809(d)    69.5%    3,372,053   21,310,756      42.5%
  201 Main Street, Suite 2420
  Fort Worth, TX 76102
TPG Parallel I, L.P................   2,459,828(d)     6.9       336,050    2,123,778       4.2
  201 Main Street, Suite 2420
  Forth Worth, TX 76102
399 Venture Partners, Inc..........   2,490,046       7.0             --    2,490,046       5.0
  399 Park Avenue, 14th Floor
  New York, NY 10043
Richard W. Boyce...................     148,828(e)     0.4            --      148,828       0.3
Richard G. Wolford.................     636,111(f)     1.8            --      636,111       1.3
Wesley J. Smith....................     636,111(f)     1.8            --      636,111       1.3
Timothy G. Bruer...................          --        --             --           --        --
Al Carey...........................       1,532(g)     0.0            --        1,532       0.0
Patrick Foley......................       2,873(g)     0.0            --        2,873       0.0
Brian E. Haycox....................       4,214(g)     0.0            --        4,214       0.0
Denise M. O'Leary..................       2,873(g)     0.0            --        2,873       0.0
William S. Price, III..............          --(d)      --            --           --        --
Jeffrey A. Shaw....................          --        --             --           --        --
David L. Meyers....................     199,587(h)     0.6            --      199,587       0.4
Glynn M. Phillips..................      48,652(i)     0.1            --       48,652       0.1
Thomas E. Gibbons..................      33,328(j)     0.1            --       33,328       0.1
William J. Spain...................      13,983(j)     0.0            --       13,983       0.0
All executive officers and
  directors as a group (14
  persons).........................  28,870,729(k)    78.1     3,708,103   25,162,626      48.7
Vencap Investment Pte Ltd..........   1,335,239       3.8        182,414    1,152,825       2.3
  255 Shoreline Drive, Suite 600
  Redwood City, CA 94065
BT Investment Partners.............     957,710       2.7        130,838      826,872       1.6
  130 Liberty Street
  New York, NY 10006
Westar Capital.....................     957,710       2.7        130,838      826,872       1.6
  949 South Coast Drive, Suite 650
  Costa Mesa, CA 92626
BankAmerica Investment
  Corporation......................     861,939       2.4        117,754      744,185       1.5
  231 South LaSalle Street, 7th
Floor
  Chicago, IL 60697
TCW/Crescent Mezzanine Partners,
  L.P..............................     421,149       1.2         57,535      363,614       0.7
  11100 Santa Monica Blvd, Suite
2000
  Los Angeles, CA 90025

                                       SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                         OWNED PRIOR TO                          OWNED AFTER
                                           OFFERING(A)          SHARES           OFFERING(B)
        NAME AND ADDRESS OF          -----------------------     BEING     -----------------------
         BENEFICIAL OWNER              NUMBER     PERCENT(C)    OFFERED      NUMBER     PERCENT(C)
        -------------------          ----------   ----------   ---------   ----------   ----------
Squam Lake Investors II, L.P.......     191,542       0.5%        26,168      165,374       0.3%
  Two Copley Place
  Boston, MA 02116
Sunapee Securities, Inc............     191,542       0.5         26,168      165,374       0.3
  Two Copley Place
  Boston, MA 02116
TCW/Crescent Mezzanine Trust.......     128,241       0.4         17,520      110,721       0.2
  11100 Santa Monica Blvd, Suite
2000
  Los Angeles, CA 90025
MIG Partners III...................      95,771       0.3         13,084       82,687       0.2
  231 South LaSalle Street, 7th
Floor
  Chicago, IL 60697
TCW/Crescent Mezzanine
Investment Partners, L.P...........      11,554       0.0          1,579        9,975       0.0
  11100 Santa Monica Blvd, Suite
2000
  Los Angeles, CA 90025

---------------
(a) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.

(b) Assumes no exercise of U.S. Underwriters' overallotment option.

(c) Calculated excluding all shares issuable pursuant to agreements, options or warrants of Del Monte, except as to each individual, entity or group, the shares issuable to such individual, entity or group pursuant to agreements, options or warrants of Del Monte, as described below in notes (e) through
    (k), as the case may be.

(d) TPG Partners, L.P. and TPG Parallel I, L.P. are entities affiliated with William S. Price, III. Mr. Price disclaims beneficial ownership of all shares owned by such entities.

(e) Includes 148,828 shares issuable upon exercise of options issued to Mr.
    Boyce.

(f) In each case, includes 569,071 shares issuable upon exercise of options.

(g) Messrs. Carey, Foley and Haycox and Ms. O'Leary have elected to receive shares of Common Stock in lieu of cash for their directors' fees. See "-- Directors' Compensation."

(h) Includes 151,701 shares issuable upon exercise of options.

(i) Includes 29,497 shares issuable upon exercise of options.

(j) In each case, includes 12,067 shares issuable upon exercise of options.

(k) Includes all shares held by entities affiliated with a director as described in note (d) above and all shares issuable by Del Monte pursuant to arrangements as described in notes (e) through (l) above.

     Each of the Selling Stockholders has granted the U.S. Underwriters an option to purchase up to the additional number of shares of Common Stock set forth following its name solely to cover overallotments: TPG Partners, L.P., 1,123,958 shares; TPG Parallel I, L.P., 112,011 shares; Vencap Investment Pte Ltd, 60,801 shares; BT Investment Partners, 43,610 shares; Westar Capital, 43,610 shares; BankAmerica Investment Corporation, 39,249 shares; TCW/Crescent Mezzanine Partners, L.P., 19,178 shares; Squam Lake Investors II, L.P., 8,722 shares; Sunapee Securities Inc., 8,722 shares; TCW/Crescent Mezzanine Trust, 5,840 shares; MIG Partners III, 4,361 shares; and TCW/Crescent Mezzanine Investment Partners, L.P., 526 shares. The Company has also granted the U.S. Underwriters an option to purchase up to 1,397,112 additional shares of Common Stock but such option from the Company is exercisable (in whole or in part) by the U.S. Underwriters only if the U.S. Underwriters have exercised all of the options granted by the Selling Stockholders.

     The 35,490,461 shares of Common Stock issued to and owned by TPG and other existing stockholders prior to the Offering were originally acquired in connection with the Recapitalization and the Contadina Acquisition for total consideration of approximately $182 million, or $5.13 per share, as compared with new investors who will pay approximately $250 million, or $17.00 per share, for the 14,706,000 shares of Common Stock offered by Del Monte hereby (assuming an initial public offering price of $17.00 per share). Accordingly, TPG and other existing stockholders will benefit from an appreciation of $7.16 per share of Common Stock (approximately $254 million in the aggregate) in the value of their shares of Common Stock as a result of the Offering (assuming an initial public offering price of $17.00 per share and no exercise of the U.S. Underwriters' overallotment option). Moreover, because the Selling Stockholders are offering 4,412,000 shares of Common Stock in the Offering and are expected to receive net proceeds of approximately $71 million (assuming an initial public offering price of $17.00 per share and no exercise of the U.S. Underwriters overallotment option), they will be able to realize, in part, the gain described above. See "Dilution."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the Recapitalization, the Company entered into a ten-year agreement dated April 18, 1997 (the "Management Advisory Agreement") with TPG pursuant to which TPG is entitled to receive an annual fee from the Company for management advisory services equal to the greater of $500,000 and 0.05% of the budgeted consolidated net sales of the Company for each fiscal year under the contract term. In addition, the Company has agreed to indemnify TPG, its affiliates and shareholders, and their respective directors, officers, controlling persons, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by TPG thereunder. Such indemnification may not extend to actions arising under the U.S. federal securities laws. The Management Advisory Agreement makes available the resources of TPG concerning a variety of financial and operational matters, including advice and assistance in reviewing the Company's business plans and its results of operations and in evaluating possible strategic acquisitions, as well as providing investment banking services in identifying and arranging sources of financing. The Management Advisory Agreement does not specify a minimum number of TPG personnel who must provide such services or the individuals who must provide them, nor does it require that a minimum amount of time be spent by such personnel on Company matters. The services that will be provided by TPG cannot otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Management Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

     In connection with the Recapitalization, the Company also entered into a ten-year agreement dated April 18, 1997 (the "Transaction Advisory Agreement") with TPG pursuant to which TPG received a cash financial advisory fee of approximately $8.4 million upon the closing of the Recapitalization as compensation for its services as financial advisor for the Recapitalization, which included assistance in connection with the evaluation of the fairness of the Recapitalization and the valuation of the Company in connection therewith. TPG also is entitled to receive a fee of 1.5% of the "transaction value" for each transaction in which the Company is involved, which may include acquisitions, refinancings and recapitalizations. The term "transaction value" means the total value of any subsequent transaction, including, without limitation, the aggregate amount of the funds required to complete the subsequent transaction (excluding any fees payable pursuant to the Transaction Advisory Agreement and fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such transaction) including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The Transaction Advisory Agreement includes indemnification provisions similar to those in the Management Advisory Agreement, which provisions also may not extend to actions arising under the U.S. federal securities laws. In connection with the Contadina Acquisition, TPG received from the Company a transaction fee of approximately $3 million. In connection with the Offering, TPG expects to receive approximately $4 million as compensation for its services as financial advisor. In management's opinion, the fees provided for under the Transaction Advisory Agreement reasonably reflect the benefits received and to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

     Also in connection with the Recapitalization, Del Monte and the holders of the Common Stock, including TPG and 399 Venture Partners, Inc. ("399 Venture Partners"), an affiliate of one of the Company's bank lenders, entered into a stockholders' agreement dated as of April 18, 1997 (the "Stockholders' Agreement"). Among other things, the Stockholders' Agreement (i) imposes certain restrictions on the transfer of shares of Common Stock by such holders and (ii) gives such holders registration rights under certain circumstances. Del Monte will bear the costs of preparing and filing any such registration statement and will indemnify and hold harmless, to the extent customary and reasonable, holders selling shares covered by such a registration statement. Directors and members of management of the Company to date have received 465,639 restricted shares of Common Stock, which are subject to stockholders' agreements with the Company which impose similar restrictions.

     As set forth in the Merger Agreement, an affiliate of 399 Venture Partners, and certain current and former employees of an affiliate of 399 Venture Partners, received approximately $7.9 million, and $215,000, respectively, in return for shares of Del Monte preferred stock which were surrendered and were cancelled by virtue of the Merger. Since the beginning of fiscal 1996, in connection with certain interest rate protection transactions, the Company has also paid fees and made other payments to banking and other affiliates of 399 Venture Partners totaling approximately $442,000, consisting of fees for banking services. In addition, in consideration of advisory services rendered and its participation in connection with the Recapitalization, the Company paid to 399 Venture Partners a transaction advisory fee of approximately $900,000. The Company believes that the terms of these transactions were comparable to those obtainable in an arm's-length transaction with a disinterested third party.

     The employment of Mr. Haycox pursuant to the CEO Agreement was terminated effective as of April 18, 1997. Mr. Haycox continued to receive the salary that he would have earned pursuant to the CEO Agreement until September 1997. In September 1997, the Company paid to Mr. Haycox a lump sum payment of salary. Such lump sum payment was $250,000, which was equal to the base salary that Mr. Haycox would have earned pursuant to the CEO Agreement between the date the lump sum payment was made and December 31, 1997. The Company believes that the terms of these transactions were comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

     During the second and third quarters of fiscal 1998, the Company sold shares of Common Stock to certain key employees, including the executive officers of the Company, pursuant to the Company's Employee Stock Purchase Plan. See "Management -- Employment and Other Arrangements -- Stock Purchase Plan." Messrs. Wolford and Smith each borrowed $175,000 from the Company in order to acquire a portion of the stock purchased by him pursuant to such plan, all of which remains outstanding. At March 31, 1998, these loans bore interest at a rate of 5.84%, which rate is adjusted semi-annually, and are evidenced by promissory notes which are secured by a pledge of the stock purchased with the proceeds of the loans. The Company extended these loans in accordance with applicable law governing transactions by a corporation with its officers. The Company cannot predict whether the terms of such transactions, if made with a disinterested third party, would be more or less favorable to Messrs. Wolford and Smith, although the Company has no reason to believe that such terms would be less favorable. The Bank Financing limits the ability of the Company to make loans or advances to employees to a maximum amount outstanding at any time of $5 million. Aside from the loans to Messrs. Wolford and Smith, the Company has made no such loans or advances to any of its directors, officers or employees. Any vote by the party receiving any loan must be made in accordance with Delaware law.

     Certain conflicts of interest could arise as a result of the relationship between the Company and TPG. Messrs. Price and Shaw, each a partner of TPG, and Mr. Boyce, an officer of a company that provides management services to TPG, are also directors of the Company. None of the Company's management is affiliated with TPG. Following the Offering, TPG will have the power to influence substantially and possibly to control the management and policies of the Company, as well as the determination of matters requiring stockholder approval. TPG may be subject to a conflict of interest in allocating acquisition or other business opportunities between the Company and other entities in which TPG has substantial investments. Although currently TPG has no investment in any entity that competes directly with the Company, it may in the future make such an investment.

     The Company will address any conflicts of interest and future transactions it may have with its affiliates, including TPG, or other interested parties in accordance with applicable law. Delaware law provides that any transaction with any director or officer or other entity in which any of the Company's directors or officers are also directors or officers, or have a financial interest, will not be void or voidable solely due to the fact of the interest or affiliation, nor because the votes of interested directors are counted in approving the transaction, so long as (i) the material facts of the relevant party and its interest are disclosed to the Board of Directors or the stockholders, as applicable, and the transaction is approved in good faith by a majority of the disinterested directors or by a specific vote of the stockholders, as applicable; or (ii) the transaction is fair to the Company at the time it is authorized, approved or ratified.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description summarizes Del Monte's capital stock and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Certificate of Incorporation authorizes the issuance of an aggregate of 500,000,000 shares of Common Stock. Upon consummation of the Offering, of those authorized shares of Common Stock, 50,196,461 shall have been validly issued, fully paid and nonassessable. Prior to the consummation of the Offering, there were 45 holders of record of Common Stock.

     The holders of the shares of Common Stock are entitled to receive, when, as and if declared by the Board of Directors out of legally available funds, dividends and other distributions in cash, shares or property of the Company. Dividends or distributions so declared by the Board will be paid ratably in proportion to the number of shares held by the holders of Common Stock.

     In the case of the voluntary or involuntary liquidation, dissolution or winding up of Del Monte, after payment of the creditors of Del Monte, the remaining assets and funds of Del Monte available for distribution to Del Monte's stockholders shall be divided among and paid ratably to the holders of the shares of Common Stock.

     Except as provided by statute or the Certificate of Incorporation, holders of the shares of the Common Stock have the sole right and power to vote on all matters on which a vote of Del Monte's stockholders is to be taken. At every meeting of the stockholders, each holder of the shares of Common Stock is entitled to cast one vote provided such holder is present in person or by proxy for each share of Common Stock standing in his or her name as of the record date for such a vote.

     The holders of the shares of Common Stock are entitled, by a majority vote of those present, to nominate and thereafter elect and remove directors to and from the Board of Directors of Del Monte.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the issuance of an aggregate of 2,000,000 shares of preferred stock. Upon consummation of the Offering, there will be no shares of preferred stock outstanding.

     Del Monte's Board of Directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Del Monte before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Del Monte's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors of Del Monte may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock.

     Prior to the consummation of the Offering, there were approximately 37,253 shares of Series A Preferred Stock outstanding. The Company intends to use a portion of the proceeds of the Offering to redeem such shares. See "Use of Proceeds."

     The Series A Preferred Stock accumulates dividends at the rate of 14% per annum, which dividends are payable in cash or additional shares of Series A Preferred Stock, at the option of Del Monte, subject to availability of funds and the terms of its loan agreements. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, and may be redeemed at the option of Del Monte, in whole at any time or in part from time to time, at a redemption price ranging from 103% of the liquidation preference, if redeemed prior to October 1998, to 100% of the liquidation preference, if redeemed after October 2000, plus accumulated and unpaid dividends to the redemption date. Del Monte will be required to redeem all outstanding shares of Series A Preferred Stock on April 18, 2008 at such redemption price. In certain other circumstances, including the occurrence of a change of control of Del Monte, the holders of the Series A Preferred Stock will have the right to require Del Monte to repurchase said shares at 101% of the liquidation preference, plus accumulated and unpaid dividends to the redemption date. Holders of Series A Preferred Stock will not have any voting rights with respect thereto, except for such rights as are provided under applicable law, the right to elect, as a class, two directors of Del Monte in the event that six consecutive quarterly dividends are in arrears and class voting rights with respect to transactions adversely affecting the rights, preferences or powers of the Series A Preferred Stock. In January 1998, TPG sold approximately 93% of its holdings of Series A Preferred Stock to unaffiliated investors, and TPG currently holds approximately 1,315 shares of the approximately 37,253 shares of Series A Preferred Stock outstanding.

WARRANTS

     In connection with the Recapitalization, the Company issued warrants to purchase at any time prior to the expiration thereof, at an exercise price of $0.01 per share, subject to adjustment in certain circumstances involving dilutive transactions, approximately 547,262 shares of Common Stock. The Company issued the warrants, together with shares of its preferred stock, to TPG and other investors for $35 million in a private placement in accordance with
Section 4(2) of the Securities Act. All such warrants have been exercised. Under the Stockholders' Agreement and the Registration Rights Agreement, the Company has agreed to register under the Securities Act the resale of the Common Stock received upon exercise of the warrants in certain circumstances.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The Certificate of Incorporation provides for the Board of Directors of Del Monte to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. See "Management." The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Del Monte and to increase the likelihood that incumbent directors will retain their positions.

     The Certificate of Incorporation provides that stockholder action can be taken only at a general meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Bylaws provide that, except as otherwise required by law, general meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chairman of the Board. Stockholders are not permitted to call a general meeting or to require the Board of Directors to call a general meeting.

     The Bylaws establish an advance notice procedure for stockholder proposals to be brought before a general meeting of stockholders of Del Monte, including proposed nominations of persons for election to the Board of Directors.

     Stockholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Del Monte's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Certificate of Incorporation does not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, the Certificate of Incorporation may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Del Monte.

     The Certificate of Incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to Del Monte.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The summaries of the indebtedness contained herein do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

BANK FINANCING

     The Bank Financing consists of the Revolving Credit Facility and the Term Loan Facility, which are described below. Borrowings under the Bank Financing are syndicated among a group of banks led by BofA.

     On April 15, 1998, the Company and BofA, BancAmerica Robertson Stephens and Bankers Trust Company entered into a commitment letter relating to an amendment and restatement of the Bank Financing. The Company expects that borrowings under the amended and restated Bank Financing will be syndicated among a group of banks, which will be led by BofA and Bankers Trust Company.

     The principal anticipated revisions to the Bank Financing that are contemplated by the Refinancing are summarized below. Such summaries do not purport to be complete and remain subject to change pending the execution of definitive agreements. The Company anticipates that definitive agreements will be executed on or prior to the closing of the Offering and that such closing will be a condition to the initial borrowings under the amended and restated Bank Financing.

     Revolving Credit Facility

     The existing Revolving Credit Facility provides for revolving loans in an aggregate amount of $350 million, including a letter of credit sublimit of $70 million and a "swingline loan" sublimit of $25 million (representing funds that DMC may borrow with only limited advance notice). Amounts available under the Revolving Credit Facility are subject to certain borrowing base limitations based upon, among other things, the amounts and applicable advance rates in respect of DMC's eligible accounts receivable and eligible inventory. Interest rates per annum applicable to amounts outstanding under the Revolving Credit Facility are currently, at DMC's option, either (i) the Base Rate (as defined) plus 1.00% (the "Applicable Base Rate Margin") or (ii) the reserve adjusted Offshore Rate (as defined) plus 2.00% (the "Applicable Offshore Rate Margin"). In addition, DMC is required to pay to lenders under the Revolving Credit Facility a commitment fee (the "Commitment Fee") of 0.425%, payable quarterly in arrears, on the unused portion of such Revolving Credit Facility. DMC is also required to pay to lenders under the Revolving Credit Facility letter of credit fees (collectively, the "Letter of Credit Fees") of 1.50% for commercial letters of credit and 2.00% for all other letters of credit, as well as an additional fee in the amount of 0.25% to the bank issuing such letters of credit. Upon attainment of certain levels of the Senior Debt Ratio (as defined), such Applicable Base Rate Margin and Applicable Offshore Rate Margin, as well as the Commitment Fee and Letter of Credit Fees, will be adjusted. At March 31, 1998, borrowings under the Revolving Credit Facility were $68.1 million, and the weighted average interest rate thereon was approximately 8.3%.

     The Company expects that the Refinancing will increase the aggregate amount of available revolving loans from $350 million to $400 million. Initial interest rates, which will be subject to quarterly adjustment upon attainment of certain levels of the Senior Debt Ratio (as defined), will be at DMC's option, either
(i) the Base Rate (as defined) plus 0.50% or (ii) the Euro-Dollar Rate (as defined) plus 1.50%. The Commitment Fee is expected to be reduced to 0.375%, and the Letter of Credit Fees are expected to be changed to the Euro-Dollar margin for Revolving Credit Loans (as defined) minus 0.50% for trade letters of credits and to the Euro-Dollar margin for Revolving Credit Loans for all other letters of credit.

     Term Loan Facility

     The existing Term Loan Facility consists of amortizing term loans in an aggregate amount of $429 million, consisting of a $200 million Tranche A term loan and a $229 million Tranche B term loan. Interest rates per annum applicable to the Tranche A term loan are, at DMC's option, either (i) the Base Rate plus the Applicable Base Rate Margin, or (ii) the Offshore Rate plus the Applicable Offshore Rate Margin. Upon attainment of certain levels of the Senior Debt Ratio, such Applicable Base Rate Margin and

Applicable Offshore Rate Margin will be adjusted. Interest rates applicable to the Tranche B term loan are, at DMC's option, either (i) the Base Rate plus 2.00% or (ii) the Offshore Rate plus 3.00%. At March 31, 1998, the outstanding principal amounts of the Tranche A and B term loans were $200 million and $229 million, respectively, and the weighted average interest rate on the Term Loan Facility was approximately 8.3%.

     Consummation of the Contadina Acquisition required certain amendments under the Bank Financing agreements to permit additional funding under the existing Tranche B term loan in an amount of $50 million. Amortization of the additional Tranche B term loan amount is incremental to scheduled amortization of the existing Tranche B term loan. Such additional amortization will commence in the second quarter of fiscal 1999 in a quarterly amount equal to $0.1 million, with such amortization increasing in the fourth quarter of fiscal 2004, through the third quarter of fiscal 2005, to $11.8 million per quarter.

     The Company expects that the Refinancing will decrease the aggregate amount of term loans from $429 million to $300 million, consisting of a $150 million Tranche A term loan and a $150 million Tranche B term loan. The Company also expects that the Refinancing will change the initial interest rates per annum applicable to the Tranche A term loan, at DMC's option, either to (i) the Base Rate is plus 0.50%; or (ii) the Euro-Dollar Rate plus 1.50% and those applicable to the Tranche B term loan, at DMC's option, either to (i) the Base Rate plus 0.875%; or (ii) the Euro-Dollar Rate plus 1.875%. Additionally, under the terms of the Refinancing, interest rates applicable to both the Tranche A and Tranche B term loans will be subject to quarterly adjustment upon attainment of certain levels of the Senior Debt Ratio (as defined).

     Amortization/Prepayment

     The existing Revolving Credit Facility terminates March 31, 2003. The existing Tranche A term loan matures March 31, 2003, and is subject to quarterly amortization, commencing with the first quarter of fiscal 1999, in the quarterly amounts of $7.50 million, $8.75 million, $10.00 million and $11.25 million during the fiscal years 1999 through 2002, respectively, and $16.67 million per quarter for the first three quarters of fiscal 2003. The existing Tranche B term loan matures March 31, 2005, and is subject to quarterly amortization, commencing with the third quarter of fiscal 1998, in the quarterly amount of $0.45 million, with such amortization increasing to $42.19 million per quarter in the fourth quarter of fiscal 2004 through the first three quarters of fiscal 2005. The incremental amortization which results from the additional Tranche B term loan is described in the paragraph immediately above. With certain exceptions, as set forth in the Bank Financing agreements, DMC will be required to make prepayments under both the Revolving Credit Facility and the Term Loan Facility from excess cash flow, asset sales, issuance or condemnation proceedings and issuances of debt and equity securities, including the Offering.

     In connection with the Refinancing, the Company expects that (i) the amended Revolving Credit Facility will terminate in approximately six years;
(ii) the amended Tranche A term loan will mature in approximately six years; and
(iii) the amended Tranche B term loan will mature in approximately eight years, in each case, after the closing of the transactions contemplated by the Refinancing. Commencing on June 30, 1999, amortization payments on the amended Tranche A term loan will be required in aggregate quarterly amounts of $7.5 million. Also commencing on June 30, 1999, amortization payments on the amended Tranche B term loan will be required for 24 consecutive quarters in aggregate quarterly amounts of $375,000 and thereafter, in the eighth year, in an aggregate annual amount, payable in equal quarterly installments, of $141 million.

     Guarantees and Collateral

     Del Monte has guaranteed DMC's obligations under the Bank Financing. DMC's obligations are secured by substantially all personal property of DMC. Del Monte's guarantee is secured by a pledge of the stock of DMC. DMC's obligations also are secured by first priority liens on certain of its unencumbered real property fee interests.

     Covenants

     Pursuant to the terms of the Bank Financing, DMC is required to meet certain financial tests, certain of which are set forth below. In addition, DMC has covenanted that, among other things, it will limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers, prepayment of other indebtedness, liens and encumbrances and other matters customarily restricted in loan agreements.

     The extent to which the above described covenants will be modified in connection with the execution of the Refinancing has not been determined.

     The following is a summary of certain financial tests which currently apply under the Bank Financing (capitalized terms have the meanings set forth in the Bank Financing):

     Minimum Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio (a ratio of EBITDA to certain interest expense and scheduled principal payments under the Term Loan Facility) for any Computation Period may not be less than
1.2 times through September 26, 1999, increasing over specified periods to 1.5 times at June 30, 2004 and thereafter.

     Maximum Senior Debt Ratio. The Senior Debt Ratio (a ratio of outstanding debt other than subordinated debt to EBITDA) for any Computation Period may not exceed 5.25 times through March 29, 1998, decreasing over specified periods to
2.25 times at June 30, 2003 and thereafter.

     Maximum Total Debt Ratio. The Total Debt Ratio (a ratio of total indebtedness to EBITDA) on the last day of any fiscal year may not exceed 6.25 times through June 30, 1998, decreasing at specified dates to 3.50 times at June 30, 2003 and thereafter.

     Maximum Capital Expenditures. The aggregate amount of all Capital Expenditures by the Company for any fiscal year may not exceed $45 million at June 30, 1998, varying during specified periods to $40 million at June 30, 2001 and thereafter.

     Minimum EBITDA. EBITDA for Del Monte for any Computation Period may not be less than $110 million through March 29, 1998, increasing over specified periods to $155 million at June 30, 2002 and thereafter.

     Events of Default

     The Bank Financing contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, ERISA judgment defaults, failure of any guaranty or security agreement supporting DMC's obligations under the Bank Financing to be in full force and effect and a change of control of Del Monte or DMC.

THE DMC NOTES AND THE DEL MONTE NOTES

     On April 15, 1997, DMC issued and sold $150 million principal amount of 12 1/4% Senior Subordinated Notes due 2007 (the "Original DMC Notes"). On December 17, 1997, Del Monte issued and sold $230 million principal amount at maturity of 12 1/2% Senior Discount Notes due 2007 (the "Original Del Monte Notes"). Such notes were initially sold pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Regulation S thereunder and applicable state securities laws. On July 31, 1997, DMC completed an exchange offer whereby the Original DMC Notes were exchanged into the DMC Notes, which are registered under the Securities Act with terms substantially identical to the Original DMC Notes. On March 4, 1998, Del Monte filed a registration statement with the Commission in contemplation of an exchange offer whereby the Original Del Monte Notes will be exchanged into the Del Monte Notes, which will be registered under the Securities Act with terms substantially identical to the Original Del Monte Notes.

     The DMC Notes and Del Monte Notes will mature on April 15, 2007 and December 15, 2007, respectively. Interest accrues at the rate of 12 1/4% and 12 1/2% per annum on the DMC Notes and the Del Monte Notes, respectively. Interest is payable on the DMC Notes in cash, while interest on the Del Monte Notes accretes until December 15, 2002, after which date interest is payable in cash. Payment of principal, premium and interest on the DMC Notes is subordinated, as set forth in the indenture governing the DMC Notes, to the prior payment in full of DMC's senior debt. The obligations of DMC under the DMC Notes are unconditionally guaranteed on a senior subordinated basis by Del Monte. The DMC Notes and Del Monte Notes are redeemable by DMC and Del Monte, respectively, in certain circumstances, including upon a change of control of Del Monte.

     The indentures for the Del Monte Notes and the DMC Notes contain various restrictive covenants that limit the ability of Del Monte and DMC and their subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur certain types of indebtedness, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments, merge or consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Del Monte and DMC.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is not a U.S. Person (a "non-U.S. holder"). For purposes of this section, a "U.S. Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions, and the term "United States" means the United States of America (including the States and the District of Columbia).

     THE DISCUSSION DOES NOT CONSIDER SPECIFIC FACTS AND CIRCUMSTANCES THAT MAY BE RELEVANT TO A PARTICULAR NON-U.S. HOLDER'S TAX POSITION AND DOES NOT CONSTITUTE AND IS NOT BASED UPON AN OPINION OF TAX COUNSEL. ACCORDINGLY, EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a non-U.S. holder of Common Stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain realized on a disposition of Common Stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds the Common Stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States, except that with regard to payments made after December 31, 1998, a non-U.S. holder will be entitled to such an exemption only if it provides a Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Common Stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Common Stock effected outside the United States by a foreign office of a broker if the broker
(i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" as to the United States or (iv) with respect to payments made after December 31, 1998, is a foreign partnership that, at any time during its taxable year is 50% or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the shares of Common Stock. There can be no assurance that an active trading market for the shares of Common Stock will develop or will continue if it develops. Further, Del Monte cannot predict the effect, if any, of sales under Rule 144 or Rule 144A under the Securities Act or otherwise of "restricted" shares of Common Stock or the availability of restricted shares of Common Stock for sale in the public market. Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price of the shares of Common Stock prevailing from time to time.

     Upon completion of the Offering, Del Monte will have 50,196,461 shares of Common Stock outstanding (assuming no exercise of the U.S. Underwriters' overallotment option). Of these shares, the 19,118,000 shares sold in the Offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an "affiliate" of Del Monte, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act ("Rule 144"). Substantially all of the remaining outstanding shares of Common Stock will be owned by TPG and certain other existing stockholders of Del Monte and will be "restricted securities" as defined in Rule
144. "Restricted securities" may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration.

     Each of Del Monte, TPG and certain other stockholders of the Company and each of the directors and executive officers of Del Monte have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, engage in specified transactions relating to the Common Stock. See "Underwriters."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 501,964 shares immediately after the Offering); or (ii) the average weekly trading volume of the shares of Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about Del Monte. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information requirements, volume limitations or notice requirements of Rule 144. Accordingly, subject to the contractual restrictions described above in the case of Del Monte, the "restricted" shares of Common Stock held by TPG will be eligible for sale in the public market without registration under the Securities Act, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

     Rule 144A under the Securities Act ("Rule 144A") would allow the existing stockholders of Del Monte to sell their current holdings of shares of Common Stock to qualified institutional buyers (as defined in such Rule), and would permit resales among such institutions, without regard to any volume or other restrictions. There can be no assurance that Rule 144A will not have an adverse effect on the liquidity and trading price of the Common Stock in the public market.

REGISTRATION RIGHTS AGREEMENTS

     Under a registration rights agreement (the "Registration Rights Agreement") between the Company and TPG Partners, the Company has granted TPG Partners the right to require the Company to register shares of Common Stock held by TPG Partners and its affiliates for public sale (a "demand registration"). So long as TPG Partners and its affiliates continue to hold at least 5% of the outstanding shares of Common Stock, TPG will have the right to request one demand registration in each nine-month period. In the event that the Company registers shares of Common Stock held by TPG, the Company would also be required to register pursuant to the Stockholders' Agreement shares of Common Stock held by other stockholders of the Company upon their request. See "Certain Relationships and Related Transactions."

     The Company is required to pay all expenses (other than underwriting discounts and commissions) incurred by TPG in connection with each demand registration.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancAmerica Robertson Stephens, Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, BancAmerica Robertson Stephens, Bear, Stearns International Limited, BT Alex. Brown International, a division of Bankers Trust International PLC, and Donaldson, Lufkin & Jenrette International are acting as International Representatives, have severally agreed to purchase, and Del Monte and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                NUMBER
                            NAME                              OF SHARES
                            ----                              ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  BancAmerica Robertson Stephens............................
  Bear, Stearns & Co. Inc...................................
  BT Alex. Brown Incorporated...............................
  Donaldson, Lufkin & Jenrette Securities Corporation.......

                                                              ----------
     Subtotal...............................................  15,295,000
                                                              ----------

International Underwriters:
  Morgan Stanley & Co. International Limited................
  BancAmerica Robertson Stephens............................
  Bear, Stearns International Limited.......................
  BT Alex. Brown International, a division of Bankers Trust
     International PLC......................................
  Donaldson, Lufkin & Jenrette Securities International.....

                                                              ----------
     Subtotal...............................................   3,823,000
                                                              ----------
          Total.............................................  19,118,000
                                                              ==========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any of such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S.

Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $.          a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $.          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Del Monte and the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 2,867,700 additional shares of

Common Stock, at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Company's portion of such option (relating to 1,397,112 shares) is exercisable, in whole or in part, only if all of the Selling Stockholders' portion of such option (relating to 1,470,588 shares) is exercised. See "Principal and Selling Stockholders." The U.S. Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed Del Monte that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Common Stock offered by them.

     Application has been made to list the shares of Common Stock on the New York Stock Exchange and the Pacific Exchange under the symbol "DLM."

     Each of Del Monte, TPG and certain other stockholders of the Company and each of the directors and executive officers of Del Monte have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of the Shares to the Underwriters, (y) the issuance by Del Monte of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     Pursuant to the application of the net proceeds of the Offering, certain of the Underwriters or affiliates of the Underwriters, which may include Bank of America National Trust and Savings Association, an affiliate of BancAmerica Robertson Stephens, and Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, may receive in the aggregate an amount greater than 10% of the net proceeds of the Offering. Accordingly, the underwriting arrangements for the Offering will be made in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), which provides that, among other things, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, A.G. Edwards & Sons, Inc., will serve in such role and will recommend a price in compliance with the Conduct Rules of the NASD. In connection with the Offering, A.G. Edwards & Sons, Inc., in its role as a qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, certain financial advisory services to Del Monte and its subsidiaries for which they have received customary fees and commissions.

     Del Monte and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

DIRECTED SHARE PROGRAM

     At the request of Del Monte, the Underwriters have reserved for sale, at the initial offering price, up to 955,900 shares, which may be offered to directors, officers, employees, retirees and related persons of Del Monte. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Such related persons include officers, partners and principals of independent brokers that represent the Company's products to the grocery trade. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

PRICING OF THE OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among Del Monte, the Selling Stockholders and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain other legal matters in connection with the Offering will be passed upon for Del Monte by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, counsel for Del Monte. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Brown & Wood LLP, 555 California Street, San Francisco, California 94104.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1997, and for the year then ended, and as of March 31, 1998, and for the nine months then ended, appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and as of June 30, 1996, and for each of the two years in the period ended June 30, 1996, by Ernst & Young LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

     The combined financial statements of Contadina (a division of Nestle USA, Inc.) as of December 31, 1996 and December 18, 1997, and for the year ended December 31, 1996 and the period January 1 through December 18, 1997, appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
DEL MONTE FOODS COMPANY AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets -- June 30, 1996 and 1997.......  F-3
Consolidated Statements of Operations -- Years ended June
  30, 1995, 1996 and 1997...................................  F-4
Consolidated Statements of Stockholders' Equity
  (Deficit) -- Years ended June 30, 1995, 1996 and 1997.....  F-5
Consolidated Statements of Cash Flows -- Years ended June
  30, 1995, 1996 and 1997...................................  F-6
Notes to Consolidated Financial Statements..................  F-7

Report of Independent Auditors..............................  F-27
Report of Independent Auditors..............................  F-28
Consolidated Balance Sheets -- March 31, 1997 (unaudited)
  and March 31, 1998........................................  F-29
Consolidated Statements of Operations -- Nine-month Periods
  ended March 31, 1997 (unaudited) and March 31, 1998.......  F-30
Consolidated Statement of Stockholders' Equity
  (Deficit) -- Nine-month Period ended March 31, 1998.......  F-31
Consolidated Statements of Cash Flows -- Nine-month Periods
  ended March 31, 1997 (unaudited)
  and March 31, 1998........................................  F-32
Notes to Consolidated Financial Statements..................  F-33

CONTADINA (A DIVISION OF NESTLE USA, INC.)
Independent Auditors' Report................................  F-51
Combined Balance Sheets at December 31, 1996 and December
  18, 1997..................................................  F-52
Combined Statements of Operations and Divisional Equity for
  the year ended December 31, 1996 and the period from
  January 1, 1997 through December 18, 1997.................  F-53
Combined Statements of Cash Flows for the year ended
  December 31, 1996 and the period from January 1, 1997
  through December 18, 1997.................................  F-54
Notes to Combined Financial Statements for the year ended
  December 31, 1996 and the period from January 1, 1997
  through December 18, 1997.................................  F-55

     The consolidated financial statements included herein have been adjusted to give effect to the anticipated 191.542-for-one stock split of all the Company's outstanding shares of Common Stock (the "Stock Split") prior to effectiveness of the Company's proposed public offering of shares of its Common Stock as described in Note M to the Company's consolidated financial statements. We expect to be in a position to render the following audit report upon the effectiveness of the Stock Split assuming that through the effective date of the Stock Split, no other events will have occurred that would affect the consolidated financial statements.

KPMG Peat Marwick LLP
San Francisco, California
June 29, 1998

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Del Monte Foods Company

     We have audited the accompanying consolidated balance sheet of Del Monte Foods Company and subsidiaries as of June 30, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Del Monte Foods Company and subsidiaries as of June 30, 1996 and for each of the years in the two-year period ended June 30, 1996 were audited by other auditors whose report, dated August 29, 1996, except for Note M, as to which the
date is July   , 1998, and Note N, as to which the date is June 29, 1998, on those statements included an explanatory paragraph that described the change in the Company's method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of discussed in Note A to the financial statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Del Monte Foods Company and subsidiaries as of June 30, 1997 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

San Francisco, California
August 22, 1997, except for Note N,
as to which the date is June 29,
1998, and Note M, as to which the
date is July   , 1998

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                      JUNE 30,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                              (RESTATED)    (RESTATED)
Current assets:
  Cash and cash equivalents.................................     $  6          $  5
  Restricted cash...........................................       30            --
  Trade accounts receivable, net of allowance...............       98            67
  Other receivables.........................................        8             2
  Inventories...............................................      304           339
  Prepaid expenses and other current assets.................       13             9
                                                                 ----          ----
          Total current assets..............................      459           422
  Property, plant and equipment, net........................      247           222
  Other assets..............................................       30            23
                                                                 ----          ----
          Total assets......................................     $736          $667
                                                                 ====          ====

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.....................     $200          $220
  Short-term borrowings.....................................       43            82
  Current portion of long-term debt.........................        7             2
                                                                 ----          ----
          Total current liabilities.........................      250           304
Long-term debt..............................................      323           526
Other noncurrent liabilities................................      236           203
Redeemable common stock ($.01 par value per share,
  316,044,300 shares authorized; issued and outstanding:
  30,529,113 at June 30, 1996)..............................        2            --
Redeemable preferred stock ($.01 par value per share,
  32,493,000 shares authorized; issued and outstanding:
  17,300,041 at June 30, 1996; aggregate liquidation
  preference: $579).........................................      213            --
Redeemable preferred stock ($.01 par value per share,
  1,000,000 shares authorized; issued and outstanding:
  35,000 at June 30, 1997; aggregate liquidation preference:
  $35)......................................................       --            32
Stockholders' equity (deficit):
     Common stock ($.01 par value per share, 325,621,400
      shares authorized; issued and outstanding: 42,803,508
      in 1996)..............................................       --            --
     Common stock ($.01 par value per share, 500,000,000
      shares authorized;
       issued and outstanding: 26,815,880 in 1997)..........       --            --
     Paid-in capital........................................        3           129
     Retained earnings (deficit)............................     (265)         (527)
     Cumulative translation adjustment......................      (26)           --
                                                                 ----          ----
          Total stockholders' equity (deficit)..............     (288)         (398)
                                                                 ----          ----
          Total liabilities and stockholders' equity........     $736          $667
                                                                 ====          ====

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                                 YEAR ENDED JUNE 30,
                                                      -----------------------------------------
                                                         1995           1996           1997
                                                      -----------    -----------    -----------
                                                                     (RESTATED)     (RESTATED)
Net sales...........................................  $     1,527    $     1,305    $     1,217
Cost of products sold...............................        1,183            984            819
                                                      -----------    -----------    -----------
  Gross profit......................................          344            321            398
Selling, advertising, administrative and general
  expense...........................................          264            239            327
                                                      -----------    -----------    -----------
  Operating income..................................           80             82             71
Interest expense....................................           76             67             52
Loss (gain) on sale of divested assets (Note B).....           --           (123)             5
Other (income) expense (Note D).....................          (11)             3             30
                                                      -----------    -----------    -----------
  Income (loss) before income taxes, minority
     interest, extraordinary item and cumulative
     effect of accounting change....................           15            135            (16)
Provision for income taxes..........................            2             11
Minority interest in earnings of subsidiary.........            1              3             --
                                                      -----------    -----------    -----------
  Income (loss) before extraordinary item and
     cumulative effect of accounting change.........           12            121            (16)
Extraordinary loss from refinancing of debt and
  early debt retirement.............................            7             10             42
Cumulative effect of accounting change..............           --              7             --
                                                      -----------    -----------    -----------
          Net income (loss).........................  $         5    $       104    $       (58)
                                                      ===========    ===========    ===========
Net income (loss) attributable to common shares.....  $       (66)   $        22    $      (128)
                                                      ===========    ===========    ===========
Weighted average numbers of shares outstanding......   76,671,294     75,047,353     61,703,436
                                                      ===========    ===========    ===========
Income (loss) per common share:
Income (loss) before extraordinary item and
  cumulative effect of accounting change............  $     (0.76)   $      0.52    $     (1.40)
Extraordinary loss from early debt retirement.......        (0.09)         (0.14)         (0.67)
Cumulative effect of accounting change..............           --          (0.09)            --
                                                      -----------    -----------    -----------
Net income (loss) per common share..................  $     (0.85)   $      0.29    $     (2.07)
                                                      ===========    ===========    ===========

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                            NOTES                                     TOTAL
                                                          RECEIVABLE    RETAINED    CUMULATIVE    STOCKHOLDERS'
                                      COMMON   PAID-IN       FROM       EARNINGS    TRANSLATION      EQUITY
                                      STOCK    CAPITAL   STOCKHOLDERS   (DEFICIT)   ADJUSTMENT      (DEFICIT)
                                      ------   -------   ------------   ---------   -----------   -------------
Balance at June 30, 1994............   $--      $  3         $(1)         $(374)       $(12)          $(384)
Repurchase of shares................    --        --          --             --          --              --
Net income..........................    --        --          --              5          --               5
Cumulative translation adjustment...    --        --          --             --         (14)            (14)
                                       ---      ----         ---          -----        ----           -----
Balance at June 30, 1995............    --         3          (1)          (369)        (26)           (393)
Repayment of notes receivable from
  stockholders......................    --        --           1             --          --               1
Repurchase of shares................    --        --          --             --          --              --
Net income (as restated)............    --        --          --            104          --             104
                                       ---      ----         ---          -----        ----           -----
Balance at June 30, 1996 (as
  restated).........................    --         3          --           (265)        (26)           (288)
Cancellation of shares in connection
  with the Recapitalization.........    --        (3)         --           (204)         --            (207)
Issuance of shares..................    --       129          --             --          --             129
Net loss (as restated)..............    --        --          --            (58)         --             (58)
Cumulative translation adjustment...    --        --          --             --          26              26
                                       ---      ----         ---          -----        ----           -----
Balance at June 30, 1997 (as
  restated).........................   $--      $129         $--          $(527)       $ --           $(398)
                                       ===      ====         ===          =====        ====           =====

                                                 NUMBER OF SHARES
                                --------------------------------------------------
                                  COMMON                                              TOTAL COMMON
                                  STOCK         CLASS A      CLASS B     CLASS E         SHARES
                                ----------    -----------    -------    ----------    ------------
Shares issued and outstanding
  at June 30, 1994............          --     41,768,032        --      4,788,550     46,556,582
Repurchase of shares..........          --       (642,241)       --             --       (642,241)
                                ----------    -----------    ------     ----------    -----------
Shares issued and outstanding
  at June 30, 1995............          --     41,125,791        --      4,788,550     45,914,341
Repurchase of shares..........          --     (3,110,833)       --             --     (3,110,833)
                                ----------    -----------    ------     ----------    -----------
Shares issued and outstanding
  at June 30, 1996............          --     38,014,958        --      4,788,550     42,803,508
Cancellation of shares........          --    (38,014,958)       --     (4,788,550)   (42,803,508)
Issuance of shares............  26,815,880             --        --             --     26,815,880
                                ----------    -----------    ------     ----------    -----------
Shares issued and outstanding
  at June 30, 1997............  26,815,880             --        --             --     26,815,880
                                ==========    ===========    ======     ==========    ===========

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                   YEAR ENDED JUNE 30,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
                                                                         (RESTATED) (RESTATED)
Operating activities:
  Net income (loss).........................................  $     5    $   104    $   (58)
  Adjustments to reconcile net income (loss) to net cash
     flows:
     Extraordinary loss from early debt retirement..........        7         10         42
     Cumulative effect of accounting change.................       --          7         --
     Loss (gain) on sale of divested assets.................       --       (123)         5
     Loss on sales of assets................................        3          2          3
     Depreciation and amortization..........................       40         31         29
     Minority interest in earnings of subsidiary............        1         --         --
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (37)        33         24
     Inventories............................................      (21)        11        (48)
     Prepaid expenses and other current assets..............        3         (2)         3
     Other assets...........................................        4          1          6
     Accounts payable and accrued expenses..................       25        (28)        29
     Other non-current liabilities..........................       33         14        (10)
                                                              -------    -------    -------
          Net cash provided by operating activities.........       63         60         25
Investing activities:
     Capital expenditures...................................      (24)       (16)       (20)
     Proceeds from sales of fixed assets....................        3          4          9
     Proceeds from sales of divested assets.................       --        182         48
                                                              -------    -------    -------
          Net cash provided by (used in) investing
            activities......................................      (21)       170         37
Financing activities:
     Short-term borrowings..................................    1,901      1,276      1,137
     Payment on short-term borrowings.......................   (1,867)    (1,354)    (1,098)
     Proceeds from long-term borrowings.....................      188         --        582
     Principal payments on long-term debt...................     (238)      (108)      (407)
     Deferred debt issuance costs...........................      (24)        (2)       (26)
     Prepayment penalty.....................................       --         (5)       (20)
     Payments to previous shareholders for cancellation of
       stock................................................       --         --       (422)
     Issuance of common and preferred stock.................       --         --        161
     Specific Proceeds Collateral Account...................       --        (30)        30
     Dividends paid to minority shareholders................       (1)        --         --
     Other..................................................       (3)        (1)        --
                                                              -------    -------    -------
          Net cash used in financing activities.............      (44)      (224)       (63)
Effect of exchange rate changes on cash and cash
  equivalents...............................................        3         (8)        --
                                                              -------    -------    -------
          Net change in cash and cash equivalents...........        1         (2)        (1)
Cash and cash equivalents at beginning of year..............        7          8          6
                                                              -------    -------    -------
          Cash and cash equivalents at end of year..........  $     8    $     6    $     5
                                                              =======    =======    =======

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Business: Del Monte Foods Company ("DMFC") and its wholly owned subsidiary, Del Monte Corporation ("DMC"), (DMFC together with DMC, the "Company") purchased the Del Monte processed foods division of RJR Nabisco, Inc. effective January 9, 1990 ("the Acquisition"). The Company operates in one business segment: the manufacturing and marketing of processed foods, primarily canned vegetables, fruits and tomato products. The Company primarily sells its products under the Del Monte brand to a variety of food retailers, supermarkets and mass merchandising stores. The Company holds the rights to the Del Monte brand in the United States.

     Basis of Accounting: Pursuant to the Agreement and Plan of Merger, dated February 21, 1997, and amended and restated as of April 14, 1997 (the "Merger Agreement"), entered into among TPG Partners, L.P., a Delaware partnership ("TPG"), TPG Shield Acquisition Corporation, a Maryland corporation ("Shield"), and DMFC, Shield merged with and into DMFC (the "Merger"), with DMFC being the surviving corporation. By virtue of the Merger, shares of DMFC's preferred stock having an implied value of approximately $14 held by certain of DMFC's stockholders, who remained investors, were cancelled and were converted into the right to receive common stock of the surviving corporation. All other shares of DMFC stock were cancelled and were converted into the right to receive cash consideration as set forth in the Merger Agreement. In the Merger, the common stock and preferred stock of Shield was converted into shares of new DMFC common stock and preferred stock, respectively. The Merger was accounted for as a leveraged recapitalization for accounting purposes (the "Recapitalization"); accordingly, all assets and liabilities are stated at historical cost. In connection with the Merger, DMC repaid substantially all of its funded debt obligations existing immediately before the closing of the Merger.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates: Certain amounts reported in the consolidated financial statements are based on management estimates. The ultimate resolution of these items may differ from those estimates.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Restricted Cash: Restricted cash at June 30, 1996 represents a portion of the proceeds from the Company's sale of its 50.1% interest in Del Monte Pacific Resources Limited ("Del Monte Philippines"), a joint venture operating primarily in the Philippines, which were deposited into the Specific Proceeds Collateral Account until agreement was reached with the Term Loan lenders as to final application of the funds (see Note B). These funds were used to repurchase outstanding PIK Notes in September 1996.

     Inventories: Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the LIFO method. The Company has established various LIFO pools that have measurement dates coinciding with the natural business cycles of the Company's major inventory items.

     Inflation has had a minimal impact on production costs since the Company adopted the LIFO method as of July 1, 1991. Accordingly, there is no significant difference between LIFO inventory costs and current costs.

     Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives, principally by the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The principal estimated useful lives are: land improvements -- 10 to 30 years; building and leasehold improvements -- 10 to 30 years; machinery and equipment -- 7 to 15 years. Depreciation of plant and equipment and leasehold amortization was $34, $26 and $24 for the years ended June 30, 1995, 1996 and 1997, respectively.

     Revenue Recognition: Revenue from sales of product, and related cost of product is recognized upon shipment of product, at which time title passes to the customer. Customers generally do not have the right to return product unless damaged or defective.

     Cost of Products Sold: Cost of products sold includes raw material, labor and overhead.

     Advertising Expenses: The Company expenses all costs associated with advertising as incurred or when the advertising takes place. Advertising expense was $8, $5 and $6 for the years ended June 30, 1995, 1996 and 1997, respectively.

     Research and Development: Research and development costs are included as a component of "Selling, advertising, administrative and general expense." Research and development costs charged to operations were $6, $6 and $5 for the years ended June 30, 1995, 1996 and 1997, respectively.

     Foreign Currency Translation: For the Company's operations in countries where the functional currency is other than the U.S. dollar, asset and liability accounts were translated at the rate in effect at the balance sheet date, and revenue and expense accounts were translated at the average rates during the period. Translation adjustments were reflected as a separate component of stockholders' equity.

     Interest Rate Contracts: To manage interest rate exposure, the Company uses interest-rate swap agreements. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

     Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments, which primarily include cash, accounts receivable, accounts payable, and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

     The carrying amounts of the Company's borrowings under its short-term revolving credit agreement and long-term debt instruments, excluding the Subordinated Notes, approximate their fair value. At June 30, 1997, the fair value of the Subordinated Notes was $161, as estimated based on quoted market prices from dealers.

     The fair value of the interest rate swap agreements at June 30, 1997 was $(1). The fair value of interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties.

     Net Income (Loss) per Common Share: The Company has adopted the provision of Statement of Financial Accounting Standards No. 128. Net income (loss) per common share is computed by dividing net income (loss) attributable to common shares by the weighted average number of common and redeemable common shares outstanding during the period (Note E). Net income (loss) attributable to common shares is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.

     Minority Interest: Minority interest represents the minority shareholders' proportionate share of the earnings of Del Monte Philippines, a consolidated subsidiary.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Change in Accounting Principle: Effective July 1, 1995, the Company adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that assets held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has identified certain events as possible indicators that an asset's carrying value may not be recoverable, including the elimination of or a significant reduction in a product line. Future cash flows will be estimated based on current levels of production, market sales price and operating costs adjusted for expected trends. The statement also requires that all long-lived assets, for which management has committed to a plan to dispose, be reported at the lower of carrying amount or fair value. During fiscal 1996, a review of assets to be disposed of resulted in identification of certain assets (farm lands and plants no longer in use) whose carrying value exceeded their present fair value, and a loss of $7 was recorded. The Company does not depreciate long-lived assets held for sale.

     Reclassification: Beginning in the fourth quarter of fiscal 1997, merchandising allowances primarily relating to in-store displays, store advertising and store coupons, which previously were recorded as a cost of products sold, have been reclassified to selling expense. Such merchandising allowances totaled $106, $100 and $143 in the fiscal years ended June 30, 1995, 1996, and 1997, respectively. Due to the nature of the Company's trade promotion programs and the required performance associated with such programs, the classification of these costs as selling expense rather than as a cost of products sold is appropriate. The Company believes that this presentation is widely practiced in the industry. In addition, certain military distributor allowances, which previously were treated as a reduction in net sales, have been reclassified to selling expense. Such military distributor allowances amounted to $1, $1 and $2 in fiscal years ended June 30, 1995, 1996 and 1997, respectively. All financial information has been restated to conform to this presentation.

NOTE B -- DIVESTED ASSETS

     Del Monte Latin America. On August 27, 1996, the Company signed a stock purchase agreement to sell its Latin America subsidiaries to an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). This agreement was amended and restated on October 25, 1996 for the sale of only the Company's Mexican subsidiary, Productos Del Monte, S.A. de C.V. ("PDM") to an affiliate of Hicks Muse for $38 which was completed on October 28, 1996. The sale of the Central America and Caribbean subsidiaries to an affiliate of Donald W. Dickerson, Inc. for $12 was completed on November 13, 1996. The sales price for PDM is subject to adjustment based on the final balance sheet. The amount of any adjustment to the purchase price is currently in dispute but is not expected to be material. In addition, the purchasers have alleged, among other things, that the Company breached the purchase agreement because the financial statements of the Mexican subsidiary did not fairly present its financial condition and results of operations in accordance with U.S. generally accepted accounting principles. The Company does not believe that this claim will have a material adverse effect on the Company's financial position or results of operations (see Note H). The combined proceeds of both sales of $50, reduced by $2 of related transaction expenses, resulted in a loss of $5.

     The following results of the Latin American operations are included in the Statements of Operations:

                                                          YEAR ENDED JUNE 30,
                                                          --------------------
                                                          1995    1996    1997
                                                          ----    ----    ----
Net sales...............................................  $65     $55     $17
Costs and expenses......................................   62      50      17
                                                          ---     ---     ---
Income from operations before income taxes..............    3       5      --
Provision for income taxes..............................    1       1      --
                                                          ---     ---     ---
Income from Latin American operations...................  $ 2     $ 4     $--
                                                          ===     ===     ===

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Del Monte Philippines. On March 29, 1996, the Company entered into a repurchase agreement to sell its 50.1% interest in Del Monte Philippines (a joint venture operating primarily in the Philippines) and also executed a supply agreement, for total proceeds of $100 (net of $2 of related transaction expenses) which were paid solely in cash. Under the terms of the supply agreement, the Company must source substantially all of its pineapple requirements from Del Monte Philippines over the eight-year term of the agreement. (Note N)

     The following results of the Del Monte Philippines operations are included in the Statements of Operations:

                                                                 YEAR ENDED
                                                                  JUNE 30,
                                                                ------------
                                                                1995    1996
                                                                ----    ----
Net sales...................................................    $142    $102
Costs and expenses..........................................     141      97
                                                                ----    ----
Income from operations before income taxes..................       1       5
Provision for income taxes..................................      --       2
                                                                ----    ----
Income from operations......................................    $  1    $  3
                                                                ====    ====

     All of the net proceeds from the sale of Del Monte Philippines were temporarily applied to the revolving credit facility. In April 1996, $13 of Senior Secured Notes were prepaid along with a $1 prepayment premium recorded as an extraordinary loss. In addition, $30 was placed in the Specific Proceeds Collateral Account until final agreement was reached with the Term Loan lenders as to the application of funds. These funds were used in the September 1996 exchange offer.

     Pudding Business. On November 27, 1995, the Company sold its pudding business, including the capital assets and inventory on hand, to Kraft Foods, Inc. ("Kraft") for $89, net of $4 of related transaction expenses. The sale resulted in the recognition of a $71 gain, reduced by $2 of taxes.

     The following results of the pudding business are included in the Statements of Operations:

                                                                 YEAR ENDED
                                                                  JUNE 30,
                                                                ------------
                                                                1995    1996
                                                                ----    ----
Net sales...................................................    $47     $15
Costs and expenses..........................................     33      11
                                                                ---     ---
Income from operations......................................    $14     $ 4
                                                                ===     ===

     The net proceeds received from the pudding business sale were used to prepay $54 of the term debt and $25 of the Senior Secured Notes. In conjunction with the prepayment, the Company recorded an extraordinary loss for the early retirement of debt. The extraordinary loss consists of a $4 prepayment premium and a $5 write-off of capitalized debt issue costs related to the early retirement of debt.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE C -- SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                        JUNE 30,
                                                                ------------------------
                                                                   1996          1997
                                                                ----------    ----------
                                                                (RESTATED)    (RESTATED)
Trade Accounts Receivable:
  Trade.....................................................      $  99         $  68
  Allowance for doubtful accounts...........................         (1)           (1)
                                                                  -----         -----
          Total trade accounts receivable...................      $  98         $  67
                                                                  =====         =====
Inventories:
  Finished product..........................................      $ 198         $ 239
  Raw materials and supplies................................         12            13
  Other, principally packaging material.....................         94            87
                                                                  -----         -----
          Total inventories.................................      $ 304         $ 339
                                                                  =====         =====
Property, Plant and Equipment:
  Land and land improvements................................      $  44         $  37
  Buildings and leasehold improvements......................         98            93
  Machinery and equipment...................................        240           233
  Construction in progress..................................          9            10
                                                                  -----         -----
                                                                    391           373
  Accumulated depreciation..................................       (144)         (151)
                                                                  -----         -----
          Property, plant and equipment, net................      $ 247         $ 222
                                                                  =====         =====
Other Assets:
  Deferred debt issue costs.................................      $  26         $  19
  Other.....................................................         10             4
                                                                  -----         -----
                                                                     36            23
  Accumulated amortization..................................         (6)           --
                                                                  -----         -----
          Total other assets................................      $  30         $  23
                                                                  =====         =====
Accounts Payable and Accrued Expenses:
  Accounts payable -- trade.................................      $  76         $  79
  Marketing and advertising.................................         39            59
  Payroll and employee benefits.............................         18            17
  Current portion of accrued pension liability..............         13            12
  Current portion of other noncurrent liabilities...........         22            19
  Other.....................................................         32            34
                                                                  -----         -----
          Total accounts payable and accrued expenses.......      $ 200         $ 220
                                                                  =====         =====
Other Noncurrent Liabilities:
  Accrued postretirement benefits...........................      $ 140         $ 145
  Accrued pension liability.................................         48            26
  Self-insurance liabilities................................         12            15
  Other.....................................................         36            17
                                                                  -----         -----
          Total other noncurrent liabilities................      $ 236         $ 203
                                                                  =====         =====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE D -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     Short-term borrowings under revolving credit agreements at June 30, 1996 and 1997 were $43 and $82, respectively. Unused amounts under the revolving credit agreements at June 30, 1996 and 1997 totaled $328 and $242, respectively.

     On April 18, 1997, the Company completed the Recapitalization transaction in which $301 of proceeds from the transaction were used to repay the outstanding balances of the then-existing $400 revolving credit facility, term loan, and Senior Subordinated Guaranteed Pay-in-Kind Notes. Concurrent with the Recapitalization, the Company entered into a credit agreement with respect to the Term Loan Facility (the "Term Loan") and the Revolving Credit Facility (the "Revolver"). The Term Loan provides for term loans in the aggregate amount of $380, consisting of Term Loan A of $200 and Term Loan B of $180. The Revolver provides for revolving loans in an aggregate amount of up to $350, including a $70 Letter of Credit subfacility. The Revolving Credit Facility will expire in fiscal 2003, Term Loan A will mature in fiscal 2003, and Term Loan B will mature in fiscal 2005.

     The interest rates applicable to amounts outstanding under Term Loan A and the Revolving Credit Facility are, at the Company's option, either (i) the base rate (the higher of .50% above the Federal Funds Rate and the bank's reference rate) plus 1.25% or (ii) the reserve adjusted offshore rate plus 2.25% (8.25% at June 30, 1997). Interest rates on Term Loan B are, at the Company's option, either (i) the base rate plus 2.00% or (ii) the offshore rate plus 3.00% (8.875% at June 30, 1997).

     The Company is required to pay the lenders under the Revolving Credit Facility a commitment fee of 0.50% on the unused portion of such facility. The Company is also required to pay the lenders under the Revolving Credit Facility letter of credit fees of 1.75% per year for commercial letters of credit and 2.25% per year for all other letters of credit, as well as an additional fee in the amount of 0.25% per year to the bank issuing such letters of credit. Upon attainment of certain leverage ratios, the base rate margin, offshore rate margin, as well as the commitment fees and letter of credit fees will be adjusted. At June 30, 1997, a balance of $26 was outstanding on these letters of credit.

     In addition, on April 18, 1997, the Company issued senior subordinated notes (the "Unregistered Notes") with an aggregate principal amount of $150 and received gross proceeds of $147. The Unregistered Notes accrue interest at 12.25% per year, payable semiannually in cash on each April 15 and October 15. These Unregistered Notes are guaranteed by DMFC and mature on April 15, 2007. The Unregistered Notes are redeemable at the option of the Company on or after April 15, 2002 at a premium to par that initially is 106.313% and that decreases to par on April 15, 2006 and thereafter. On or prior to April 15, 2000, the Company, at its option, may redeem up to 35% of the aggregate principal amount of notes originally issued with the net cash proceeds of one or more public equity offerings at a redemption price equal to 112.625% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption; provided that at least 65% of the aggregate principal amount of notes originally issued remains outstanding immediately after any such redemption. The Unregistered Notes were issued with registration rights requiring the Company to exchange the Unregistered Notes for new notes (the "Subordinated Notes") registered under the Securities Act of 1933, as amended. The form and terms of the Subordinated Notes are substantially the same as the Unregistered Notes, except that there is no restriction on the transfer thereof. The Company filed a registration statement on Form S-4 with respect to the Unregistered Notes on June 12, 1997, which became effective on June 24, 1997. The exchange of the Unregistered Notes for the Subordinated Notes was completed on July 31, 1997.

     In connection with the Recapitalization, the Company incurred expenses totaling $85 of which $25 were included in selling, advertising, administrative and general expense, $22 were charged to other expense and $38 were accounted for as an extraordinary loss. The extraordinary loss consisted of previously capitalized debt

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

issue costs of approximately $19 and a 1996 PIK Note premium and a term loan make-whole aggregating $19. In addition, in conjunction with the Bank Financing, $19 of debt issue costs were capitalized.

     Long-term debt consists of the following:

                                                                JUNE 30,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Term Loan...................................................  $ 68    $380
Subordinated Debt...........................................   243      --
Subordinated Notes..........................................    --     147
Senior Secured Notes........................................    13      --
Other.......................................................     6       1
                                                              ----    ----
                                                               330     528
Less Current Portion........................................     7       2
                                                              ----    ----
                                                              $323    $526
                                                              ====    ====

     At June 30, 1997, scheduled maturities of long-term debt in each of the next five fiscal years and thereafter will be as follows:

1998........................................................  $  2
1999........................................................    32
2000........................................................    36
2001........................................................    42
2002........................................................    47
Thereafter..................................................   372
                                                              ----
                                                               531
Less discount...............................................     3
                                                              ----
                                                              $528
                                                              ====

     The Term Loan and Revolver are collateralized by security interests in certain of the Company's assets. At June 30, 1997, total assets that are not pledged to secure the Debt are less than 10% of the Company's total consolidated assets. At June 30, 1997, assets totaling $639 were pledged as collateral for approximately $462 of short-term borrowings and long-term debt.

     The Subordinated Notes, Term Loan and Revolver (collectively the "Debt") agreements contain restrictive covenants with which the Company must comply. These restrictive covenants, in some circumstances, limit the incurrence of additional indebtedness, payment of dividends, transactions with affiliates, asset sales, mergers, acquisitions, prepayment of other indebtedness, liens and encumbrances. In addition, the Company is required to meet certain financial tests, including minimum levels of consolidated EBITDA (as defined in the credit agreement), minimum fixed charge coverage, minimum adjusted net worth and maximum leverage ratios. The Company is in compliance with all of the Debt covenants at June 30, 1997.

     In June 1995, the Company refinanced its then-existing revolving credit agreement, term loan and Senior Secured Floating Rate Notes. In conjunction with the refinancing, capitalized debt issue costs of $7 were charged to fiscal 1995 income and were accounted for as an extraordinary item.

     At June 30, 1996, a balance of $29 was outstanding on letters of credit. Letter of credit fees were 2.25% per year for commercial letters of credit and 2.75% per year for all other letters of credit with an additional fee of 0.50% to the bank issuing such letters of credit. The Company paid a commitment fee to maintain the lines of credit equal to 0.50% of the unused balance.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     At June 30, 1996, the then-existing term loan consisted of three components. A $31 amortizing component was due in quarterly installments with an interest rate of LIBOR plus 3.25%. The second component of this loan of $30 and the third component of $7 were non-amortizing with interest fixed at 11.11% and LIBOR plus 4.75%, respectively. At June 30, 1996, the interest rate on the $31 component was 8.75% and on the $7 component was 10.25%.

     The Senior Secured Notes carried an interest rate of 18%, 14% payable in cash and 4% payable in-kind in Secondary Notes, at the Company's option. Interest payments were due quarterly.

     Subordinated Debt consisted of Subordinated Guaranteed Payment-in-Kind Notes ("PIK Notes"). Interest accrued at 12.25% per year and was generally payable through the issuance of additional PIK Notes. The payment of such interest in additional PIK Notes since issuance resulted in an increase in the principal amount outstanding of such indebtedness.

     In August 1996, the Company offered to redeem (the "Exchange Offer") a portion of its outstanding PIK Notes for a cash payment and exchange the remaining PIK Notes for new Senior Subordinated Guaranteed Pay-in-Kind Notes due 2002 (the "1996 PIK Notes"). On September 11, 1996, the Company repurchased PIK Notes in an aggregate amount of $102 for a cash payment of $100 and, concurrently, exchanged essentially all remaining PIK Notes for 1996 PIK Notes in an aggregate amount of $156. In addition, the $13 Senior Secured Notes outstanding were repaid. Funding for the Exchange Offer was accomplished through the application of $30 from the Specific Proceeds Collateral Account held by the then-existing term lenders, additional borrowing in an aggregate amount of $55 under the then-existing term loan, and borrowing of approximately $36 from the then-existing revolving credit facility. In conjunction with the Exchange Offer, capitalized debt issue costs of approximately $4, net of a discount on the PIK Notes, have been charged to net income in fiscal 1997 and accounted for as an extraordinary loss.

     The Company made cash interest payments of $44, $30 and $24 for the years ended June 30, 1995, 1996 and 1997, respectively.

     As required by the Company's Debt agreements, the Company has entered into interest rate swap agreements which effectively converts $235 notional principal amount of floating rate debt to a fixed rate basis for a three-year period beginning May 22, 1997, thus reducing the impact of interest rate changes on future income. The Company paid a fixed rate of 6.375% and received a weighted average rate of 5.875%. The incremental effect on interest expense for 1997 was insignificant. The agreements also include a provision establishing the rate the Company will pay as 7.50% if the three-month LIBOR rate sets at or above 7.50% during the term of the agreements. The Company will continue paying 7.50% until the three-month LIBOR again sets below 7.50% at which time the fixed rate of 6.375% will again become effective. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

NOTE E -- STOCKHOLDERS' EQUITY AND REDEEMABLE STOCK

     On February 21, 1997, Del Monte Foods Company entered into a recapitalization agreement and plan of merger, which was amended and restated as of April 14, 1997, with affiliates of Texas Pacific Group. Under this agreement, Shield, a corporation affiliated with TPG, was to be merged with and into DMFC, with DMFC being the surviving corporation. The Merger became effective on April 18, 1997. By virtue of the Merger, shares of DMFC's outstanding preferred stock having a value implied by the Merger consideration of approximately $14, held by certain of DMFC's pre-recapitalization stockholders who remained investors pursuant to the Recapitalization, were cancelled, and were converted into the right to receive new DMFC common stock. All other shares of DMFC stock were cancelled and were converted into the right to receive

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

cash consideration, as set forth in the Merger Agreement. In the Merger, the common and preferred stock of Shield were converted into new shares of common stock and preferred stock, respectively, of DMFC.

     Immediately following the consummation of the Recapitalization, the charter of DMFC authorized DMFC to issue capital stock consisting of new common stock (the "Common Stock"), $.01 par value, and 1,000,000 shares of new preferred stock (the "Preferred Stock"), $.01 par value. The Company issued and has outstanding 26,815,880 shares of Common Stock, and 35,000 shares of Preferred Stock. TPG and certain of its affiliates or partners hold 20,925,580 shares of DMFC's Common Stock, continuing shareholders of DMFC hold 2,729,857 shares of such stock, and other investors hold 3,160,443 shares. TPG and certain of its affiliates hold 17,500 outstanding shares of Series A Preferred Stock, and TCW Capital Investment Corporation holds 17,500 outstanding shares of Series B Preferred Stock.

     The Preferred Stock accumulates dividends at the annual rate of 14% of the liquidation value, payable quarterly. These dividends are payable in cash or additional shares of Preferred Stock, at the option of the Company, subject to availability of funds and the terms of its loan agreements, or through a corresponding increase in the liquidation value of such stock. The Preferred Stock has a liquidation preference of $1,000 per share and may be redeemed at the option of the Company at a redemption price equal to the liquidation preference plus accumulated and unpaid dividends (the "Redemption Price"). The Company is required to redeem all outstanding shares of Preferred Stock on or prior to April 17, 2008 at the Redemption Price, or upon a change of control of the Company at 101% of the Redemption Price. The initial purchasers of Preferred Stock for consideration of $35 received 35,000 shares of Preferred Stock and warrants (exercisable after October 17, 1997) to purchase, at a nominal exercise price, shares of DMFC Common Stock representing 2% of the outstanding shares of DMFC Common Stock. A value of $3 was placed on the warrants, and such amount is reflected as paid-in-capital within stockholders' equity. The remaining $32 is reflected as redeemable preferred stock.

     The two series of preferred stock have no voting rights except the right to elect one director to the Board for each series, resulting in the authorized number of directors to be increased, in cases where dividends are in arrears for six quarters or shares have not been redeemed within ten days of a redemption date.

     Stockholders' equity at June 30, 1996 included the following classes of common stock, $.01 par value per share:

                                                                    SHARES ISSUED AND
                    CLASS                      SHARES AUTHORIZED       OUTSTANDING
                    -----                      -----------------    -----------------
  A..........................................     191,542,000          38,014,958
  B..........................................      28,731,300                  --
  E..........................................     105,348,100           4,788,550
                                                  -----------          ----------
                                                  325,621,400          42,803,508
                                                  ===========          ==========

     Redeemable common and redeemable preferred stock at June 30, 1996 consisted of the following:

     Redeemable non-voting common stock ($.01 par value per share):

                                                                    SHARES ISSUED AND
                    CLASS                      SHARES AUTHORIZED       OUTSTANDING
                    -----                      -----------------    -----------------
  C..........................................     105,348,100           1,322,214
  D..........................................     105,348,100          19,629,799
  F..........................................     105,348,100           9,577,100
                                                  -----------          ----------
                                                  316,044,300          30,529,113
                                                  ===========          ==========

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Redeemable preferred stock ($.01 par value per share):

                                                                    SHARES ISSUED AND
                   SERIES                      SHARES AUTHORIZED       OUTSTANDING
                   ------                      -----------------    -----------------
A Cumulative (issuable in subseries A1 and
  A2)........................................     16,523,000            8,336,795
B Cumulative.................................      3,616,000            1,602,845
C Cumulative.................................      2,900,000            1,522,353
D Cumulative.................................      1,454,000            1,356,955
E Cumulative.................................      5,000,000            3,328,002
F Cumulative.................................      3,000,000            1,153,091
                                                  ----------           ----------
                                                  32,493,000           17,300,041
                                                  ==========           ==========

     The Company declared dividends for the following series of redeemable preferred stock:

                                                      DIVIDEND RATE PER SHARE
                                                        YEAR ENDED JUNE 30,
                                                      -----------------------
                       SERIES                         1995     1996     1997
                       ------                         -----    -----    -----
  A1................................................  $3.80    $3.81    $1.92
  B.................................................  $3.87    $3.87    $1.95
  D.................................................  $3.93    $3.94    $1.98
  E.................................................  $3.93    $3.94    $1.98

     These dividends were paid in like-kind redeemable preferred stock at the rate of .04 shares for each $.001 dividend declared. Resulting issuance of additional shares and related par values were:

                                                  YEAR ENDED JUNE 30,
                                         --------------------------------------
                                            1995          1996          1997
                                         ----------    ----------    ----------
Additional shares......................   1,564,117     1,824,999     1,027,406
Total par value........................  $    0.016    $    0.018    $    0.010

     In the Recapitalization, all of the redeemable preferred stock issued prior to April 18, 1997 was either cancelled and converted into the right to receive new DMFC common stock or cancelled and converted into the right to receive cash consideration as set forth in the Merger Agreement.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                       JUNE 30,
                                                        ---------------------------------------
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
                                                                      (RESTATED)    (RESTATED)
Numerator:
  Income (loss) before extraordinary item and
     cumulative effect of accounting change...........  $        12   $       121   $       (16)
  Preferred stock dividends...........................          (71)          (82)          (70)
                                                        -----------   -----------   -----------
  Numerator for basic and diluted earning (loss) per
     share -- income (loss) attributable to common
     shares before extraordinary items and cumulative
     effect of accounting change......................  $       (59)  $        39   $       (86)
                                                        ===========   ===========   ===========
Denominator for basic and diluted earnings (loss) per
  common share -- weighted-average shares.............   76,671,294    75,047,353    61,703,436
                                                        ===========   ===========   ===========
Basic and diluted income (loss) per common share
  before extraordinary item and cumulative effect of
  accounting change...................................  $     (0.76)  $      0.52   $     (1.40)
                                                        ===========   ===========   ===========
Extraordinary loss....................................  $         7   $        10   $        42
                                                        ===========   ===========   ===========
Extraordinary loss per common share...................  $     (0.09)  $     (0.14)  $     (0.67)
                                                        ===========   ===========   ===========
Cumulative effect of accounting change................           --   $         7            --
                                                        ===========   ===========   ===========
Cumulative effect of accounting change per common
  share...............................................           --   $     (0.09)           --
                                                        ===========   ===========   ===========

     For the period from April 18, 1997 to June 30, 1997, since the effect of inclusion of potentially dilutive securities in the denominator of diluted loss per share was antidilutive, 547,262 warrants were excluded from the computation.

NOTE F -- RETIREMENT BENEFITS

     The Company sponsors three non-contributory defined benefit pension plans covering substantially all full-time employees. Plans covering most hourly employees provide pension benefits that are based on the employee's length of service and final average compensation before retirement. Plans covering salaried employees provide for individual accounts which offer lump sum or annuity payment options, with benefits based on accumulated compensation and interest credits made monthly throughout the career of each participant. Assets of the plans consist primarily of equity securities and corporate and government bonds.

     It has been the Company's policy to fund the Company's retirement plans in an amount consistent with the funding requirements of federal law and regulations and not to exceed an amount that would be deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Del Monte's defined benefit retirement plans have been determined to be underfunded under federal ERISA guidelines. In connection with the Recapitalization, the Company entered into an agreement with the U.S. Pension Benefit Guaranty Corporation dated April 7, 1997 whereby the Company will contribute a total of $55 to its defined benefit pension plans through calendar 2001, with $15 contributed within 30 days after the consummation of the Recapitalization. The contributions to be made in 1999, 2000 and 2001 will be secured by a $20 letter of credit to be obtained by the Company by August 31, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The following table sets forth the pension plans' funding status and amounts recognized on the Company's balance sheet:

                                                                 JUNE 30,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
Actuarial present value of benefit obligations:
Vested benefit obligation...................................  $(265)   $(269)
                                                              =====    =====
Accumulated benefit obligation..............................  $(270)   $(274)
                                                              =====    =====
Projected benefit obligation for services rendered to
  date......................................................  $(277)   $(279)
Plan assets at fair value...................................    245      276
                                                              -----    -----
Projected benefit obligation in excess of plan assets.......    (32)      (3)
Unrecognized net actuarial gain.............................    (27)     (34)
Unrecognized prior service income...........................     (2)      (1)
                                                              -----    -----
Accrued pension cost recognized in the consolidated balance
  sheet.....................................................  $ (61)   $ (38)
                                                              =====    =====

     The components of net periodic pension cost for the years ended June 30, 1995, 1996 and 1997 for all defined benefit plans are as follows:

                                                                      JUNE 30,
                                                              ------------------------
                                                              1995      1996      1997
                                                              ----    --------    ----
Service cost for benefits earned during period..............  $  4      $  4      $  3
Interest cost on projected benefit obligation...............    22        21        21
Actual return on plan assets................................   (31)      (32)      (35)
Net amortization and deferral...............................    11        11        13
                                                              ----      ----      ----
Net periodic pension cost...................................  $  6      $  4      $  2
                                                              ====      ====      ====

     Significant rate assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                                 AS OF JUNE 30,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Discount rate used in determining projected benefit
  obligation................................................  7.75%   8.0%    7.75%
Rate of increase in compensation levels.....................  5.0     5.0     5.0
Long-term rate of return on assets..........................  9.0     9.0     9.0

     In addition, the Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. The contributions to multi-employer plans for each of the years ended June 30, 1995, 1996 and 1997 were $4. The Company also sponsors defined contribution plans covering substantially all employees. Company contributions to the plans are based on employee contributions or compensation. Contributions under such plans totaled $3, $2, and $1 for the years ended June 30, 1995, 1996, and 1997, respectively.

     The Company provided retirement benefits under various arrangements to substantially all employees in foreign locations who were not covered under the above plans. Generally, benefits under these arrangements were based on years of service and levels of salary. The majority of the Company's foreign plans were commonly referred to as termination indemnities. The plans provided employees with retirement benefits in accordance with programs mandated by the governments of the countries in which such employees worked. The expense and related liabilities associated with these arrangements were recorded by the Company based on established formulas, with funding generally occurring when employees ceased active service.

     The Company sponsors several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. Benefits, eligibility and cost-sharing provisions vary by plan and employee group.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Net periodic postretirement benefit cost for the fiscal years 1995, 1996 and 1997 included the following components:

                                                                    JUNE 30,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Service cost................................................  $ 2     $ 2     $ 1
Interest cost...............................................    9       9       9
Amortization of prior service cost..........................   --      --      (1)
Amortization of actuarial losses (gains)....................   --      (3)     (3)
Curtailment gain............................................   --      (4)     --
                                                              ---     ---     ---
Net periodic postretirement benefit cost....................  $11     $ 4     $ 6
                                                              ===     ===     ===

     The Company amortizes unrecognized gains and losses at the end of the fiscal year over the expected remaining service of active employees. The curtailment gain results from a reduction in personnel in fiscal 1996. The following table sets forth the plans' combined status reconciled with the amount included in the consolidated balance sheet:

                                                                JUNE 30,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Accumulated postretirement benefit obligation:
  Current retirees..........................................  $ 85    $ 80
  Fully eligible active plan participants...................    16      11
  Other active plan participants............................    18      13
                                                              ----    ----
                                                               119     104
  Unrecognized prior service cost...........................    --      10
  Unrecognized gain.........................................    30      38
                                                              ----    ----
  Accrued postretirement benefit cost.......................  $149    $152
                                                              ====    ====

     For fiscal years 1996 and 1997, the weighted average annual assumed rate of increase in the health care cost trend is 13.33% and 12.42%, respectively, and is assumed to decrease gradually to 6.0% in the year 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. An increase in the assumed health care cost trend by 1% in each year would increase the accumulated postretirement benefit obligation as of June 30, 1997 by $10 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1.

     The discount rate used in determining the accumulated postretirement benefit obligation as of June 30, 1997 was 7.75%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation as of June 30, 1996 was 8.32%.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE G -- PROVISION FOR INCOME TAXES

     The provision for income taxes consists of the following:

                                                             YEAR ENDED JUNE 30,
                                                       --------------------------------
                                                       1995       1996          1997
                                                       ----    ----------    ----------
                                                               (RESTATED)    (RESTATED)
Income (loss) before minority interest and taxes:
  Domestic...........................................   $2        $106          $(58)
  Foreign............................................    6          12             1
                                                        --        ----          ----
                                                        $8        $118          $(57)
                                                        ==        ====          ====
Income tax provision (benefit)
  Current:
     Federal.........................................   $--       $  5          $ --
     Foreign and state...............................    1           6            --
                                                        --        ----          ----
     Total current...................................    1          11            --
                                                        --        ----          ----
  Deferred:
     Federal.........................................   --          --            --
     Foreign and state...............................    1          --            --
                                                        --        ----          ----
     Total deferred..................................    1          --            --
                                                        --        ----          ----
                                                        $2        $ 11          $ --
                                                        ==        ====          ====

     Pre-tax income for foreign operations includes income of all operations located outside the United States, some of which are currently subject to U.S. taxing jurisdictions.

     Significant components of the Company's deferred tax assets and liabilities as of June 30, 1996 and 1997 are as follows:

                                                                     YEAR ENDED
                                                                      JUNE 30,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                              (RESTATED)    (RESTATED)
Deferred tax assets:
  Post employment benefits..................................     $ 53         $  53
  Pension expense...........................................       24            16
  Workers' compensation.....................................        7             8
  Leases and patents........................................        5             4
  State income taxes........................................       --            14
  Other.....................................................       20            24
  Net operating loss and tax credit carryforward............       16            33
                                                                 ----         -----
     Gross deferred tax assets..............................      125           152
     Valuation allowance....................................      (92)         (122)
                                                                 ----         -----
     Net deferred tax assets................................       33            30
Deferred tax liabilities:
  Depreciation..............................................       30            30
  Other.....................................................        3            --
                                                                 ----         -----
     Gross deferred liabilities.............................       33            30
                                                                 ----         -----
     Net deferred tax asset.................................     $ --         $  --
                                                                 ====         =====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The net change in the valuation allowance for the years ended June 30, 1996 and 1997 was a decrease of $33 and an increase of $30, respectively. The Company believes that, based on a history of tax losses and the related absence of recoverable prior taxes through net operating loss carryback, it is more likely than not that the net operating losses and the deferred tax assets will not be realized. Therefore, a full valuation allowance in the amount of $122 has been recorded.

     The differences between the provision for income taxes and income taxes computed at the statutory U.S. federal income tax rates are explained as follows:

                                                                YEAR ENDED JUNE 30,
                                                                --------------------
                                                                1995    1996    1997
                                                                ----    ----    ----
Income taxes (benefit) computed at the statutory U.S.
  federal income tax rates..................................     $2     $42     $(19)
Taxes on foreign income at rates different than U.S. federal
  income tax rates..........................................     --      (1)      --
State taxes, net of federal benefit.........................     --       3       --
Net operating losses for which no benefit has been
  recognized................................................     --      --       19
Realization of prior years' net operating losses and tax
  credits...................................................     --     (33)      --
                                                                 --     ---     ----
Provision for income taxes..................................     $2     $11     $ --
                                                                 ==     ===     ====

     As of June 30, 1997, the Company had operating loss carryforwards for tax purposes available from domestic operations totaling $84 which will expire between 2008 and 2012.

     Extraordinary losses from refinancing of debt and early debt retirement and the cumulative effect of change in accounting principle did not have any tax effect due to the Company's current tax position.

     The Company made income tax payments of $3, $5 and $4 for the years ended June 30, 1995, 1996 and 1997, respectively.

NOTE H -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain property and equipment and office and plant facilities. At June 30, 1997, the aggregate minimum rental payments required under operating leases that have initial or remaining terms in excess of one year are as follows:

1998........................................................    $14
1999........................................................     13
2000........................................................     12
2001........................................................      9
2002........................................................      6
Thereafter..................................................     41
                                                                ---
                                                                $95
                                                                ===

     Minimum payments have not been reduced by minimum sublease rentals of $7 due through 2016 under noncancelable subleases.

     Rent expense was $32, $28, and $32 for fiscal years ended June 30, 1995, 1996, and 1997, respectively. Rent expense includes contingent rentals on certain equipment based on usage.

     The Company has entered into noncancelable agreements with growers, with terms ranging from two to ten years, to purchase certain quantities of raw products. Total purchases under these agreements were $68,

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

$54, and $114 for the years ended June 30, 1995, 1996, and 1997, respectively. The Company also has commitments to purchase certain finished goods.

     At June 30, 1997, aggregate future payments under such purchase commitments (priced at the June 30, 1997 estimated cost) are estimated as follows:

1998........................................................    $ 68
1999........................................................      56
2000........................................................      44
2001........................................................      33
2002........................................................      26
Thereafter..................................................      60
                                                                ----
                                                                $287
                                                                ====

     In addition, the Company expects to purchase $46 in fiscal 1998 under the supply agreement for pineapple products entered into in conjunction with the sale of the Del Monte Philippines operations (see Note B).

     Effective August 13, 1993, DMC sold its dried fruit and snack operations to Yorkshire Dried Fruits and Nuts, Inc., ("YDFNI"). In connection with this asset sale, DMC entered into certain agreements with YDFNI which, among other things, grant YDFNI the right to use certain Del Monte trademarks. Under these agreements, as a service to, and for the benefit of YDFNI, DMC purchased and resold certain of the former DMC dried fruit and snack products. This resale agreement was terminated by the Company as of June 30, 1997.

     Effective December 21, 1993, DMC sold substantially all of the assets and certain related liabilities of its can manufacturing operations in the United States to Silgan Containers Corporation ("Silgan"). In connection with the sale to Silgan, DMC entered into a ten-year supply agreement under which Silgan, effective immediately after the sale, began supplying substantially all of DMC's metal container requirements for foods and beverages in the United States. Purchases under the agreement in fiscal 1997 amounted to $134. The Company believes the supply agreement provides it with a long-term supply of cans at competitive prices that adjust over time for normal manufacturing cost increases or decreases.

     In May 1992, DMC entered into an exclusive supply agreement (the "Agreement") with Pacific Coast Producers ("PCP"), a canned fruit and tomato processor, to purchase substantially all of PCP's tomato and fruit production commencing July 1, 1992. PCP continued to own and operate its production facilities, as well as purchase raw products via its established grower network. The Agreement was to expire in June 1998 with optional successive five-year extensions. Total payments under the Agreement for the twelve months ended June 30, 1995 were $186.

     The Federal Trade Commission ("FTC") conducted an investigation to determine whether the supply arrangement was in violation of certain U.S. antitrust laws. In January 1995, the Company and PCP agreed to terminate their supply and purchase option agreements in settlement of the FTC investigation. In response to the Company's actions, the FTC issued a final consent order on April 18, 1995. A consent agreement does not constitute an admission of any violation of law. The option and supply agreements were terminated in late fiscal 1995. As a condition of the termination, the Company was required to make a termination payment of $4 to PCP.

     On November 1, 1992, DMC entered into an agreement with Electronic Data Systems Corporation ("EDS") to provide services and administration to the Company in support of its information services functions for all domestic operations. Payments under the terms of the agreement are based on scheduled

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

monthly base charges subject to various adjustments such as system usage and inflation. Total payments for the twelve months ended June 30, 1995, 1996, and 1997 were $16, $16, and $18, respectively. The agreement expires in November 2002 with optional successive one-year extensions.

     At June 30, 1997, base charge payments under the agreement are as follows:

1998........................................................  $14
1999........................................................   14
2000........................................................   13
2001........................................................   13
2002........................................................   13
Thereafter..................................................    6
                                                              ---
                                                              $73
                                                              ===

     Del Monte has a concentration of labor supply in employees working under union collective bargaining agreements, which represent approximately 75% of its hourly and seasonal work force. Of these represented employees, 7% of employees are under agreements that will expire in 1998.

     The Company is defending various claims and legal actions that arise from its normal course of business, including certain environmental actions. While it is not feasible to predict or determine the ultimate outcome of these matters, in the opinion of management none of these actions, individually or in the aggregate, will have a material effect on the Company's results of operations, cash flow, liquidity or financial position.

     On March 25, 1997, the entities that purchased the Company's Mexican subsidiary in October 1996 commenced an action in Texas state court alleging, among other things, that the Company breached the agreement with respect to the purchase because the financial statements of the Mexican subsidiary did not fairly present its financial condition and results of operations in accordance with U.S. generally accepted accounting principles. The purchasers have claimed damages in excess of $10 as a result of these alleged breaches. In connection with this action, $8 of the cash proceeds from the Recapitalization which were payable to shareholders and certain members of senior management of DMFC have been held in escrow and will be applied to fund the Company's costs and expenses in defending the action, with any remaining amounts available to pay up to 80% of any ultimate liability of the Company to the purchasers. Separately, the purchasers claim that they are entitled to receive from the Company as a purchase price adjustment an additional approximately $2 pursuant to provisions of the purchase agreement. The Company does not believe that these claims, in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

NOTE I -- FOREIGN OPERATIONS AND GEOGRAPHIC DATA

     The Company's earnings have historically been derived in part from foreign operations. As of November 1996, all of these operations had been sold. Transfers between geographic areas have been accounted for as intercompany sales, and transfer prices have been based generally on negotiated contracts.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     The following table shows certain financial information relating to the Company's operations in various geographic areas:

                                                              YEAR ENDED JUNE 30,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
Net Sales:
  United States..........................................  $1,331    $1,147    $1,203
  Philippines............................................     180       142        --
  Latin America..........................................      65        55        17
  Transfer between geographic areas......................     (49)      (39)       (3)
                                                           ------    ------    ------
          Total net sales................................  $1,527    $1,305    $1,217
                                                           ======    ======    ======
Operating income (loss):
  United States..........................................  $   64    $   65    $   71
  Philippines............................................      11        12        --
  Latin America..........................................       5         5        --
                                                           ------    ------    ------
          Total operating income.........................  $   80    $   82    $   71
                                                           ======    ======    ======
Assets:
  United States..........................................  $  754    $  701    $  667
  Philippines............................................     164        --        --
  Latin America..........................................      42        35        --
                                                           ------    ------    ------
          Total assets...................................  $  960    $  736    $  667
                                                           ======    ======    ======
Liabilities of the Company's operations located in
  foreign countries......................................  $  128    $    7    $   --
                                                           ======    ======    ======

NOTE J -- DEL MONTE CORPORATION

     DMC is directly-owned and wholly-owned by DMFC. In the fiscal years ended June 30, 1996 and 1997, DMC and DMC's subsidiaries accounted for 100% of the consolidated revenues and net earnings of the Company. In the fiscal year ended June 30, 1995, DMC and DMC's subsidiaries accounted for all of the consolidated revenues and net earnings of the Company except for proceeds recorded by DMFC from a $30 letter of credit related to the termination of an Agreement and Plan of Merger (see Note K). As of June 30, 1996 and 1997, the Company's sole asset, other than intercompany receivables from DMC, was the stock of DMC. The Company had no subsidiaries other than DMC and DMC's subsidiaries, and had no direct liabilities other than intercompany payables to DMC. The Company is separately liable under various guarantees of indebtedness of DMC, which guarantees of indebtedness are full and unconditional.

NOTE K -- TERMINATION OF AGREEMENT AND PLAN OF MERGER

     On June 27, 1994 the Company entered into an Agreement and Plan of Merger with Grupo Empacador de Mexico, S.A. de C.V., and CCP Acquisition Company of Maryland, Inc. (the "Purchasers"). The Purchasers were formed by an investor group led by Mr. Carlos Cabal Peniche for the purpose of effecting an acquisition (the "Proposed Acquisition") of the Company. The Agreement and Plan of Merger provided that the Company was entitled to terminate the Agreement and Plan of Merger if the effective date of the Proposed Acquisition failed to occur on or prior to September 19, 1994. The effective date of the Proposed Acquisition did not occur on or prior to such date and, on September 21, 1994, the Company terminated the Agreement and Plan of Merger in accordance with its terms.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

     Pursuant to the Agreement and Plan of Merger, the Purchasers caused a $30 letter of credit (the "Letter of Credit") to be issued by Banco Union, S.A., a Mexican bank affiliated with Mr. Cabal, and confirmed by Midland Bank plc, New York Branch, in favor of the Company. Under the terms of the Agreement and Plan of Merger, the Company was entitled to draw under the Letter of Credit if the effective date of the Proposed Acquisition failed to occur on or prior to September 19, 1994. Because the Proposed Acquisition did not close by September 19, 1994, on September 20, 1994 the Company drew $30 under the Letter of Credit. This amount, net of $4 of related transaction expenses, is included in "Other (income) expense". The cash was applied to the repayment of indebtedness then outstanding under the Company's revolving credit agreement.

NOTE L -- RELATED PARTY TRANSACTIONS

     In connection with the Recapitalization, the Company entered into a ten-year agreement dated April 18, 1997 (the "Management Advisory Agreement") with TPG pursuant to which TPG is entitled to receive an annual fee from the Company for management advisory services equal to the greater of $0.5 and 0.05% of the budgeted consolidated net sales of the Company. In addition, the Company has agreed to indemnify TPG, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against fees and expenses, arising out of or in connection with the services rendered by TPG thereunder. The Management Advisory Agreement makes available the resources of TPG concerning a variety of financial and operational matters including advice and assistance in reviewing the Company's business plans and its results of operations and in evaluating possible strategic acquisitions, as well as providing investment banking services in identifying and arranging sources of financing. The services that will be provided by TPG cannot otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Management Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

     In connection with the Recapitalization, the Company also entered into an agreement dated April 18, 1997 (the "Transaction Advisory Agreement") with TPG pursuant to which TPG received a cash financial advisory fee of approximately $8.4 million upon the closing of the Recapitalization as compensation for its services as financial advisor for the Recapitalization. TPG also is entitled to receive fees up to 1.5% of the "transaction value" for each subsequent transaction in which the Company is involved, which may include acquisitions, refinancings and recapitalizations. The term "transaction value" means the total value of any subsequent transaction, including, without limitation, the aggregate amount of the funds required to complete the subsequent transaction (excluding any fees payable pursuant to the Transaction Advisory Agreement and fees, if any paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such transaction) including the amount of indebtedness, preferred stock or similar items assumed (or remaining outstanding). In management's opinion, the fees provided for under the Transaction Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

NOTE M -- SUBSEQUENT EVENT

     In connection with the Company's proposed public offering of shares of its Common Stock, the Company plans to declare a 191.542-for-one stock split of all of the Company's outstanding shares of Common Stock (the "Stock Split") prior to the Offering. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to the Stock Split.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                        (IN MILLIONS, EXCEPT SHARE DATA)

NOTE N -- RESTATEMENT OF FINANCIAL INFORMATION

     The Company has restated its financial statements for the years ended June 30, 1996 and 1997. This action was taken following consultation with the staff of the Securities and Exchange Commission regarding the deferral of $16 of gain resulting from the sale of the Company's 50.1% interest in Del Monte Philippines in March 1996 (see Note B). The Company had allocated $16 of the $100 proceeds from the sale to the supply agreement the Company executed in conjunction with the sale. The deferred gain of $16 was being recognized by the Company over the eight-year term of the supply agreement. After discussions with the staff of the Securities and Exchange Commission, the Company has recognized the $16 gain at the time of the sale.

     The fiscal 1996 financial statements have been restated to include the $16 gain and the fiscal 1997 financial statements have been restated to reverse the recognition of $2 of the deferred gain. The impact of these adjustments on the Company's financial results as originally reported is summarized as follows:

                                                           1996                        1997
                                                 -------------------------   -------------------------
                                                 AS REPORTED   AS RESTATED   AS REPORTED   AS RESTATED
                                                 -----------   -----------   -----------   -----------
Net income (loss) before extraordinary item....    $  105        $  121        $  (14)       $  (16)
Net income (loss)..............................        88           104           (56)          (58)
Net income (loss) attributable to common
  shares.......................................         6            22          (126)         (128)
Net income (loss) per common share.............      0.08          0.29         (2.04)        (2.07)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Del Monte Foods Company

     We have audited the accompanying consolidated balance sheet of Del Monte Foods Company and subsidiaries as of June 30, 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended June 30, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Del Monte Foods Company and subsidiaries at June 30, 1996, and the consolidated results of their operations and their cash flows for the years ended June 30, 1996 and 1995 in conformity with generally accepted accounting principles.

     In the fiscal year ended June 30, 1996, Del Monte Foods Company changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.

                                          Ernst & Young LLP

San Francisco, California
August 29, 1996, except for Note N, as to which the date is June 29, 1998, and Note M, as which the date is July , 1998

The foregoing report is the form that will be signed upon completion of the anticipated 191.542-for-one stock split of all the Company's outstanding shares of Common Stock prior to the effectiveness of a public offering described in Note M to the Company financial statements.

                                          /s/ Ernst & Young LLP

San Francisco, California
June 29, 1998

     The consolidated financial statements included herein have been adjusted to give effect to the anticipated 191.542-for-one stock split of all the Company's outstanding shares of Common Stock (the "Stock Split") prior to effectiveness of the Company's proposed public offering of shares of its Common Stock as described in Note M to the Company's consolidated financial statements. We expect to be in a position to render the following audit report upon the effectiveness of the Stock Split assuming that through the effective date of the Stock Split, no other events will have occurred that would affect the consolidated financial statements.

KPMG Peat Marwick LLP
San Francisco, California
June 29, 1998

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Del Monte Foods Company

     We have audited the accompanying consolidated balance sheet of Del Monte Foods Company and subsidiaries as of March 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Del Monte Foods Company and subsidiaries as of March 31, 1998 and the consolidated results of their operations and their cash flows for the nine-month period then ended in conformity with generally accepted accounting principles.

San Francisco, California
May 1, 1998, except for Note O,
as to which the date is June 29,
1998, and Note M, as to which the
date is July   , 1998

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                        MARCH 31,
                                                                -------------------------
                                                                   1997           1998
                                                                -----------    ----------
                                                                (UNAUDITED)    (RESTATED)
ASSETS
Current assets:
  Cash and cash equivalents.................................       $   6         $    4
  Restricted cash...........................................           2             --
  Trade accounts receivable, net of allowance...............          84            104
  Other receivables.........................................           3              5
  Inventories...............................................         381            467
  Prepaid expenses and other current assets.................           4             10
                                                                   -----         ------
          Total current assets..............................         480            590
Property, plant and equipment, net..........................         229            298
Intangibles.................................................                         16
Other assets................................................          30             24
                                                                   -----         ------
          Total assets......................................       $ 739         $  928
                                                                   =====         ======
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.....................       $ 236         $  278
  Short-term borrowings.....................................          42             68
  Current portion of long-term debt.........................          16             24
                                                                   -----         ------
          Total current liabilities.........................         294            370
Long-term debt..............................................         252            678
Other noncurrent liabilities................................         221            202
Redeemable common stock ($.01 par value per share,
  316,044,300 shares authorized; issued and outstanding:
  30,529,113 at March 31, 1997).............................           2             --
Redeemable preferred stock ($.01 par value per share,
  32,493,000 shares authorized; issued and outstanding:
  18,327,449 at March 31, 1997; aggregate liquidation
  preference: $649).........................................         213             --
Redeemable preferred stock ($.01 par value per share,
  1,000,000 shares authorized; issued and outstanding 37,253 at March 31, 1998; aggregate liquidation preference
  $40)......................................................          --             32
Stockholders' equity (deficit):
  Common stock ($.01 par value per share, 325,621,400 shares authorized;
     issued and outstanding: 42,803,508 at March 31,
     1997)..................................................          --             --
  Common stock ($.01 par value per share, 500,000,000 shares authorized;
     issued and outstanding: 34,943,199 at March 31,
     1998)..................................................          --             --
  Paid-in capital...........................................           3            173
  Retained earnings (deficit)...............................        (246)          (527)
                                                                   -----         ------
          Total stockholders' equity (deficit)..............        (243)          (354)
                                                                   -----         ------
          Total liabilities and stockholders' equity........       $ 739         $  928
                                                                   =====         ======

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                     NINE MONTHS ENDED
                                                                         MARCH 31,
                                                                ---------------------------
                                                                    1997            1998
                                                                -------------    ----------
                                                                 (UNAUDITED)     (RESTATED)
Net sales...................................................     $      936      $      968
Cost of products sold.......................................            634             655
                                                                 ----------      ----------
     Gross profit...........................................            302             313
Selling, advertising, administrative and general expense....            235             249
Acquisition expenses........................................             --               7
                                                                 ----------      ----------
     Operating income.......................................             67              57
Interest expense............................................             37              58
Loss on sale of divested assets.............................              5              --
Other income................................................             --              (1)
                                                                 ----------      ----------
     Income before income taxes and extraordinary item......             25              --
Provision for income taxes..................................              2              --
                                                                 ----------      ----------
     Income before extraordinary item.......................             23              --
Extraordinary loss from early debt retirement...............              4              --
                                                                 ----------      ----------
     Net income.............................................     $       19      $       --
                                                                 ==========      ==========
Net loss attributable to common shares......................     $      (51)     $       (4)
                                                                 ==========      ==========
Weighted average number of shares outstanding...............     73,332,621      30,389,671
                                                                 ==========      ==========
  Loss per common share:
     Loss before extraordinary item.........................     $    (0.64)     $    (0.12)
     Extraordinary loss from early debt retirement..........          (0.05)             --
                                                                 ----------      ----------
          Net loss per common share.........................     $    (0.69)     $    (0.12)
                                                                 ==========      ==========

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   NOTES                       TOTAL
                                                                 RECEIVABLE    RETAINED    STOCKHOLDERS'
                                  COMMON     COMMON   PAID-IN       FROM       EARNINGS       EQUITY
                                  SHARES     STOCK    CAPITAL   STOCKHOLDERS   (DEFICIT)     (DEFICIT)
                                ----------   ------   -------   ------------   ---------   -------------
Balance at June 30, 1997 (as
  restated)..................   26,815,880      --      129           --          (527)         (398)
Issuance of shares...........    8,127,319      --       44           --            --            44
Net income (as restated).....           --      --       --           --            --            --
                                ----------    ----     ----         ----         -----         -----
Balance at March 31, 1998 (as
  restated)..................   34,943,199    $ --     $173         $ --         $(527)        $(354)
                                ==========    ====     ====         ====         =====         =====

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                                                 NINE MONTHS ENDED
                                                                     MARCH 31,
                                                                --------------------
                                                                   1997        1998
                                                                -----------    -----
                                                                (unaudited)    (restated)
Operating activities:
  Net income................................................       $  19       $  --
  Adjustments to reconcile net income to net cash flows:
     Extraordinary loss from early debt retirement..........           4          --
     Loss on sale of divested assets........................           5          --
     Loss (gain) on sales of assets.........................          --           1
     Depreciation and amortization..........................          22          23
     Other..................................................          --           2
     Changes in operating assets and liabilities net of
      effect of acquisition:
       Accounts receivable..................................           7         (40)
       Inventories..........................................         (90)        (24)
       Prepaid expenses and other current assets............           7           3
       Other assets.........................................          --          (1)
       Accounts payable and accrued expenses................          44          46
       Other non-current liabilities........................           8          (1)
                                                                   -----       -----
       Net cash provided by operating activities............          26           9
Investing activities:
     Capital expenditures...................................         (12)        (15)
     Proceeds from sales of assets..........................           1           5
     Proceeds from sales of divested assets.................          50          --
     Acquisition of business................................          --        (195)
                                                                   -----       -----
       Net cash provided by (used in) investing
        activities..........................................          39        (205)
Financing activities:
     Short-term borrowings..................................         929         261
     Payment on short-term borrowings.......................        (930)       (275)
     Proceeds from long-term borrowings.....................          55         176
     Principal payments on long-term debt...................        (140)         (2)
     Deferred debt issuance costs...........................          (7)         (7)
     Issuance of common and preferred stock.................          --          42
     Specific Proceeds Collateral Account...................          28          --
                                                                   -----       -----
       Net cash provided by (used in) financing
        activities..........................................         (65)        195
       Net change in cash and cash equivalents..............          --          (1)
Cash and cash equivalents at beginning of period............           6           5
                                                                   -----       -----
       Cash and cash equivalents at end of period...........       $   6       $   4
                                                                   =====       =====

                See Notes to Consolidated Financial Statements.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Business: Del Monte Foods Company ("DMFC") and its wholly owned subsidiary, Del Monte Corporation ("DMC"), (DMFC together with DMC, the "Company") operates in one business segment: the manufacturing and marketing of processed foods, primarily canned vegetables, fruits and tomato products. The Company primarily sells its products under the Del Monte brand to a variety of food retailers, supermarkets and mass merchandising stores. The Company holds the rights to the Del Monte brand in the United States. The Company reports its financial results on a July 1 to June 30 fiscal year basis.

     During fiscal 1998, the Company acquired certain of Contadina's canned processed tomato product lines from Nestle USA, Inc. and Contadina Services, Inc. (see Note B). Contadina operates in one business segment which manufactures and markets branded, private label, industrial and foodservice processed tomato products from manufacturing facilities in Hanford, California and Woodland, California. Contadina's products are distributed throughout the United States. The acquisition was accounted for using the purchase method of accounting.

     Basis of Accounting: Pursuant to the Agreement and Plan of Merger, dated February 21, 1997, and amended and restated as of April 14, 1997 (the "Merger Agreement"), entered into among TPG Partners, L.P., a Delaware partnership ("TPG"), TPG Shield Acquisition Corporation, a Maryland corporation ("Shield"), and DMFC, Shield merged with and into DMFC (the "Merger"), with DMFC being the surviving corporation. By virtue of the Merger, shares of DMFC's preferred stock having an implied value of approximately $14 held by certain of DMFC's stockholders, who remained investors, were canceled and were converted into the right to receive common stock of the surviving corporation. All other shares of DMFC stock were canceled and were converted into the right to receive cash consideration as set forth in the Merger Agreement. In the Merger, the common stock and preferred stock of Shield was converted into shares of new DMFC common stock and preferred stock, respectively. The Merger was accounted for as a leveraged recapitalization for accounting purposes (the "Recapitalization"); accordingly, all assets and liabilities continue to be stated at historical cost.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates: Certain amounts reported in the consolidated financial statements are based on management estimates. The ultimate resolution of these items may differ from those estimates.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Inventories: Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the LIFO method. The Company has established various LIFO pools that have measurement dates coinciding with the natural business cycles of the Company's major inventory items.

     Inflation has had a minimal impact on production costs since the Company adopted the LIFO method as of July 1, 1991. Accordingly, there is no significant difference between LIFO inventory costs and current costs.

     Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives, principally by the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The principal estimated useful lives are: land improvements -- 10 to 30 years; building and leasehold improvements -- 10 to 30 years; machinery and equipment -- 7 to 15 years. Depreciation of plant and equipment and leasehold amortization was $20 for the nine-month period ended March 31, 1998.

     Intangibles: Intangibles consists of tradenames and trademarks, and are carried at cost less accumulated amortization which is calculated on a straight-line basis over the estimated useful life of the asset, not to exceed 40 years.

     Revenue Recognition: Revenue from sales of products is recognized upon shipment of product, at which time title passes to the customer. Customers generally do not have the right to return product unless damaged or defective.

     Cost of Products Sold: Cost of products sold includes raw material, labor and overhead.

     Advertising Expenses: The Company expenses all costs associated with advertising as incurred or when the advertising takes place. Advertising expense was $1 for the nine months ended March 31, 1998.

     Research and Development: Research and development costs are included as a component of "Selling, advertising, administrative and general expense." Research and development costs charged to operations were $4 for the nine-month period ended March 31, 1998.

     Interest Rate Contracts: To manage interest rate exposure, the Company uses interest-rate swap agreements. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

     Fair Value of Financial Instruments: The carrying amount of certain of the Company's financial instruments, including accounts receivable, accounts payable, and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

     The carrying amounts of the Company's borrowings under its short-term revolving credit agreement and long-term debt instruments, excluding the Senior Subordinated Notes and the Senior Discount Notes, approximate their fair value. At March 31, 1998, the fair value of the Senior Subordinated Notes was $170 and of the Senior Discount Notes was $153, as estimated based on quoted market prices from dealers.

     The fair value of the interest rate swap agreements at March 31, 1998 was $(3). The fair value of interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties.

     Net Income (Loss) per Common Share: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128. Net income (loss) per common share is computed by dividing net income (loss) attributable to common shares by the weighted average number of common and redeemable common shares outstanding during the period. Net income (loss) attributable to common shares is computed as net income (loss) reduced by the cash and in-kind dividends for the period on redeemable preferred stock.

     Stock Option Plan: The Company accounts for its stock-based employee compensation for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the price the employee must pay to acquire the stock.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE B -- ACQUISITION

     On December 19, 1997, the Company acquired the Contadina canned tomato business, including the Contadina trademark worldwide, capital assets and inventory (the "Contadina Acquisition") from Nestle USA, Inc. ("Nestle") and Contadina Services, Inc. for a total purchase price of $197, comprised of a base price of $177 and an estimated net working capital adjustment of $20. The consideration was paid solely in cash. The purchase price was subject to adjustment based on the final calculation of net working capital as of the closing date. Nestle provided its calculation of the net working capital which resulted in a payment to the Company of $2, and therefore a reduction in the purchase price to a total of $195. The Contadina Acquisition also included the assumption of certain liabilities of approximately $5, consisting primarily of liabilities in respect of reusable packaging materials, employee benefits and product claims. In connection with the Contadina Acquisition, approximately $7 of acquisition-related expenses were incurred.

     The Contadina Acquisition was accounted for using the purchase method of accounting. The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values which include values based on independent appraisals and management estimates. These estimates may be subject to adjustment to actual amounts, primarily in the area of accrued liabilities. Any subsequent adjustments are expected to occur by fiscal year end and are not expected to be material. Allocation of the $195 purchase price is as follows: inventory $95, prepaid expenses $5, property, plant and equipment $84, intangibles $16 and accrued liabilities $5.

     Results of operations of the Contadina Acquisition are included in the Consolidated Statement of Operations for March 31, 1998 since the acquisition date. The following unaudited pro forma information has been prepared assuming the Contadina Acquisition had taken place on July 1, 1996:

                                                         NINE MONTHS ENDED
                                                             MARCH 31,
                                                         ------------------
                                                          1997       1998
                                                         -------    -------
Net sales............................................    $1,064     $1,060
Operating income.....................................        64         53
Net income (loss) before extraordinary item..........         4        (16)
Net income (loss)....................................    $   --     $  (16)
                                                         ======     ======
Net loss attributable to common shares...............    $  (70)    $  (20)
                                                         ======     ======
Loss per share.......................................    $(0.95)    $(0.57)
                                                         ======     ======

     These pro forma results have been prepared for comparative purposes only and do not purport to represent what the Company's results of operations actually would have been if the Contadina Acquisition had occurred as of the date indicated.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE C -- SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                        MARCH 31,
                                                                -------------------------
                                                                   1997           1998
                                                                -----------    ----------
                                                                (UNAUDITED)    (RESTATED)
Trade Accounts Receivable:
  Trade.....................................................       $ 85           $105
  Allowance for doubtful accounts...........................         (1)            (1)
                                                                   ----           ----
          Total trade accounts receivable...................       $ 84           $104
                                                                   ====           ====
Inventories:
  Finished product..........................................       $317           $390
  Raw materials and supplies................................          6             12
  Other, principally packaging material.....................         58             65
                                                                   ----           ----
          Total inventories.................................       $381           $467
                                                                   ====           ====
Property, Plant and Equipment:
  Land and land improvements................................       $ 43           $ 41
  Buildings and leasehold improvements......................         94            106
  Machinery and equipment...................................        230            304
  Construction in progress..................................         11             15
                                                                   ----           ----
                                                                    378            466
  Accumulated depreciation..................................       (149)          (168)
                                                                   ----           ----
          Property, plant and equipment, net................       $229           $298
                                                                   ====           ====
Intangible Assets:
  Trademark.................................................       $ --           $ 16
  Accumulated amortization..................................         --             --
                                                                   ----           ----
          Intangible assets, net............................       $ --           $ 16
                                                                   ====           ====
Other Assets:
  Deferred debt issue costs.................................       $ 26           $ 26
  Other.....................................................         11             --
                                                                   ----           ----
                                                                     37             26
  Accumulated amortization..................................          7              2
                                                                   ----           ----
          Total other assets................................       $ 30           $ 24
                                                                   ====           ====
Accounts Payable and Accrued Expenses:
  Accounts payable--trade...................................       $ 58           $ 67
  Marketing and advertising.................................         71             84
  Payroll and employee benefits.............................         17             18
  Current portion of accrued pension liability..............         13             12
  Current portion of other noncurrent liabilities...........         22             15
  Accrued production costs..................................         31             34
  Other.....................................................         24             48
                                                                   ----           ----
          Total accounts payable and accrued expenses.......       $236           $278
                                                                   ====           ====
Other Noncurrent Liabilities:
  Accrued postretirement benefits...........................       $142           $144
  Accrued pension liability.................................         40             18
  Self-insurance liabilities................................         16              8
  Other.....................................................         23             32
                                                                   ----           ----
          Total other noncurrent liabilities................       $221           $202
                                                                   ====           ====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE D -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     Short-term borrowings under the revolving credit agreement at March 31, 1998 were $68. Unused amounts under the revolving credit agreement at March 31, 1998 totaled $282.

     In conjunction with the Contadina Acquisition, the Company issued $230 of 12 1/2% senior discount notes ("DMFC Notes") and received proceeds of $126. The DMFC Notes accrue interest on each June 15 and December 15, which will be accreted through December 15, 2002, after which time interest is to be paid in cash until maturity. The DMFC Notes mature on December 15, 2007. These DMFC Notes are redeemable in whole or in part at the option of the Company on or after December 15, 2002 at a price that initially is 106.250% of par and that decreases to par, if redeemed on December 15, 2005 or thereafter. On or prior to December 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the DMFC Notes with the net cash proceeds of one or more public equity offerings, at a redemption price of 112.50% of the accreted value to the date of redemption. The DMFC Notes were issued with registration rights requiring the Company (i) to file, within 75 days of the consummation of the Contadina Acquisition, a registration statement under the Securities Act of 1933, as amended, to exchange the DMFC Notes for new registered notes with terms substantially identical to the initial notes and,
(ii) to use its best efforts to effect that registration within 150 days after the consummation of the Contadina Acquisition. A registration statement was filed to this effect on March 4, 1998. If the Company does not comply with its obligations under the Registration Rights Agreement, the Company will be required to pay an additional 0.5% interest on the accreted value of the DMFC Notes. In connection with the financing related to the Contadina Acquisition, $7 of deferred debt issuance costs were capitalized.

     On April 18, 1997, the Company completed the Recapitalization transaction in which $301 of proceeds from the transaction were used to repay the outstanding balances of the then-existing $400 revolving credit facility, term loan, and Senior Subordinated Guaranteed Pay-in-Kind Notes. Concurrent with the Recapitalization, the Company entered into a credit agreement with respect to the Term Loan Facility (the "Term Loan") and the Revolving Credit Facility (the "Revolver"). The Term Loan provides for term loans in the aggregate amount of $380, consisting of Term Loan A of $200 and Term Loan B of $180. The Revolver provides for revolving loans in an aggregate amount of up to $350, including a $70 Letter of Credit subfacility. The Revolving Credit Facility will expire in fiscal 2003, Term Loan A will mature in fiscal 2003, and Term Loan B will mature in fiscal 2005. In connection with the Contadina Acquisition, the Company amended its bank financing agreements and related debt covenants to permit additional funding under the existing Term B loan which was drawn in an amount of $50. Amortization of the additional Term B loan amount is incremental to the scheduled amortization of the existing Term B loan. Such additional amortization will begin on a quarterly basis in the second quarter of fiscal 1999. In conjunction with the Recapitalization, $19 of debt issue costs were capitalized. Deferred debt issuance costs are amortized on a straight-line basis over the life of the related debt issuance.

     The interest rates applicable to amounts outstanding under Term Loan A and the Revolving Credit Facility are, at the Company's option, either (i) the base rate (the higher of 0.50% above the Federal Funds Rate or the bank's reference rate) plus 1.00% or (ii) the reserve adjusted offshore rate plus 2.00% (7.8750% at March 31, 1998). Interest rates on Term Loan B are, at the Company's option, either (i) the base rate plus 2.00% or (ii) the offshore rate plus 3.00% (8.6875% at March 31, 1998).

     The Company is required to pay the lenders under the Revolving Credit Facility a commitment fee of 0.425% on the unused portion of such facility. The Company is also required to pay the lenders under the Revolving Credit Facility letter of credit fees of 1.50% per year for commercial letters of credit and 2.00% per year for all other letters of credit, as well as an additional fee in the amount of 0.25% per year to the bank issuing such letters of credit. At March 31, 1998, a balance of $26 was outstanding on these letters of credit.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     In addition, on April 18, 1997, the Company issued senior subordinated notes (the "DMC Notes") with an aggregate principal amount of $150 and received gross proceeds of $147. The DMC Notes accrue interest at 12.25% per year, payable semiannually in cash on each April 15 and October 15. The DMC Notes are guaranteed by DMFC and mature on April 15, 2007. The DMC Notes are redeemable at the option of the Company on or after April 15, 2002 at a premium to par that initially is 106.313% and that decreases to par on April 15, 2006 and thereafter. On or prior to April 15, 2000, the Company, at its option, may redeem up to 35% of the aggregate principal amount of notes originally issued with the net cash proceeds of one or more public equity offerings at a redemption price equal to 112.625% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption; provided that at least 65% of the aggregate principal amount of notes originally issued remains outstanding immediately after any such redemption.

     Long-term debt consists of the following:

                                                             MARCH 31,
                                                           1997        1998
                                                        -----------    ----
                                                        (UNAUDITED)
Term Loan...........................................       $112        $429
Subordinated Debt...................................        155          --
Senior Subordinated Notes...........................         --         147
Senior Discount Notes...............................         --         126
Other...............................................          1          --
                                                           ----        ----
                                                            268         702
Less current portion................................         16          24
                                                           ----        ----
                                                           $252        $678
                                                           ====        ====

     At March 31, 1998, scheduled maturities of long-term debt in each of the next five fiscal years and thereafter will be as follows:

4(th) Quarter 1998..........................................    $  1
1999........................................................      32
2000........................................................      37
2001........................................................      42
2002........................................................      47
2003........................................................      52
Thereafter..................................................     598
                                                                ----
                                                                 809
Less discount on notes......................................     107
                                                                ----
                                                                $702
                                                                ====

     The Term Loan and Revolver are collateralized by security interests in certain of the Company's assets. At March 31, 1998, total assets that are not pledged to secure debt are less than 10% of the Company's total consolidated assets. At March 31, 1998, assets totaling $875 were pledged as collateral for approximately $497 of short-term borrowings and long-term debt.

     The DMC Notes, DMFC Notes, Term Loan and Revolver (collectively the "Debt") agreements contain restrictive covenants with which the Company must comply. These restrictive covenants, in some circumstances, limit the incurrence of additional indebtedness, payment of dividends, transactions with affiliates, asset sales, mergers, acquisitions, prepayment of other indebtedness, liens and encumbrances. In addition, the

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Company is required to meet certain financial tests, including minimum levels of consolidated EBITDA (as defined in the credit agreement), minimum fixed charge coverage, minimum adjusted net worth and maximum leverage ratios. The Company is in compliance with all of the Debt covenants at March 31, 1998.

     The Company made cash interest payments of $48 for the nine months ended March 31, 1998.

     As required by the Company's Debt agreements, the Company has entered into interest rate swap agreements which effectively converts $235 notional principal amount of floating rate debt to a fixed rate basis for a three-year period beginning May 22, 1997, thus reducing the impact of interest rate changes on future income. The Company paid a fixed rate of 6.3750% and received a weighted average rate of 5.6875%. The incremental effect on interest expense for the nine months ended March 31, 1998 was approximately $1. The agreements also include a provision establishing the rate the Company will pay as 7.50% if the three-month LIBOR rate sets at or above 7.50% during the term of the agreements. The Company will continue paying 7.50% until the three-month LIBOR again sets below 7.50% at which time the fixed rate of 6.375% will again become effective. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

NOTE E -- STOCKHOLDERS' EQUITY AND REDEEMABLE STOCK

     On February 21, 1997, Del Monte Foods Company entered into a recapitalization agreement and plan of merger, which was amended and restated as of April 14, 1997, with affiliates of Texas Pacific Group. Under this agreement, Shield, a corporation affiliated with TPG, was to be merged with and into DMFC, with DMFC being the surviving corporation. The Merger became effective on April 18, 1997. By virtue of the Merger, shares of DMFC's outstanding preferred stock having a value implied by the Merger consideration of approximately $14, held by certain of DMFC's pre-recapitalization stockholders who remained investors pursuant to the Recapitalization, were canceled, and were converted into the right to receive new DMFC common stock. All other shares of DMFC stock were canceled and were converted into the right to receive cash consideration, as set forth in the Merger Agreement. In the Merger, the common and preferred stock of Shield were converted into new shares of common stock and preferred stock, respectively, of DMFC.

     Immediately following the consummation of the Recapitalization, the charter of DMFC authorized DMFC to issue capital stock consisting of new common stock (the "Common Stock"), $.01 par value, and 1,000,000 shares of new preferred stock (the "Preferred Stock"), $.01 par value. The Company issued and had outstanding 26,815,880 shares of Common Stock, and 35,000 shares of Preferred Stock. TPG and certain of its affiliates or partners held 20,925,580 shares of DMFC's Common Stock, continuing shareholders of DMFC held 2,729,857 shares of such stock, and other investors held 3,160,443 shares. TPG and certain of its affiliates held 17,500 outstanding shares of Series A Preferred Stock, and TCW Capital Investment Corporation held 17,500 outstanding shares of Series B Preferred Stock.

     The Preferred Stock accumulates dividends at the annual rate of 14% of the liquidation value, payable quarterly. These dividends are payable in cash or additional shares of Preferred Stock, at the option of the Company, subject to availability of funds and the terms of its loan agreements, or through a corresponding increase in the liquidation value of such stock. The Preferred Stock had an initial liquidation preference of $1,000 per share and may be redeemed at the option of the Company at a redemption price equal to the liquidation preference plus accumulated and unpaid dividends (the "Redemption Price"). The Company is required to redeem all outstanding shares of Preferred Stock on or prior to April 17, 2008 at the Redemption Price, or upon a change of control of the Company at 101% of the Redemption Price. The initial purchasers of Preferred Stock for consideration of $35 received 35,000 shares of Preferred Stock and warrants to purchase, at a nominal exercise price, shares of DMFC Common Stock representing 2% of the then-outstanding shares

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

of DMFC Common Stock. A value of $3 was placed on the warrants, and such amount is reflected as paid-in-capital within stockholders' equity. The remaining $32 is reflected as redeemable preferred stock.

     The two series of preferred stock had no voting rights except the right to elect one director to the Board for each series, resulting in the authorized number of directors to be increased, in cases where dividends are in arrears for six quarters or shares have not been redeemed within ten days of a redemption date.

     On October 13, 1997, the Company authorized a new series of cumulative redeemable preferred stock, Series C, and authorized issuance of shares of such new series of preferred stock in exchange for all of the issued and outstanding shares of cumulative redeemable preferred stock, Series A and B, held by preferred stock shareholders. The Series A and Series B preferred stock were retired upon completion of this exchange.

     The terms of the Series C preferred stock are substantially identical to those of the Series A and B stock with the exception of a call premium and right of holders to require redemption upon a change in control. The Series C preferred stock will be redeemable at the option of the Company at a redemption price ranging from 103% of the liquidation preference, if redeemed prior to October 1998, to 100% of the liquidation preference, if redeemed after October 2000. The Series A and B preferred stock was redeemable by the Company at par. In the event of a change of control of the Company, the holders of the Series C preferred stock will have the right to require the Company to repurchase shares of such stock at 101% of the liquidation preference. Under the terms of the Series A and B preferred stock, shares of such stock were mandatorily redeemable (i.e., the holder did not have the option of continuing to hold such shares) at 101% of the liquidation preference.

     On January 16, 1998, TPG and certain of its affiliates sold approximately 93% of their preferred stock holdings to unaffiliated investors.

     Dividends paid on redeemable preferred stock were $4 for the nine months ended March 31, 1998 consisting of $1 of additional shares issued and $3 of accretion of liquidation value.

NOTE F -- EARNINGS PER SHARE

     The following table set forth the computation of basic and diluted earnings per share:

                                                        MARCH 31,
                                                --------------------------
                                                   1997           1998
                                                -----------    -----------
                                                (UNAUDITED)
Numerator:
  Income before extraordinary item..........    $        23    $        --
  Preferred stock dividends.................            (70)            (4)
                                                -----------    -----------
  Numerator for basic and diluted earnings
     per share -- loss attributable to
     common stock before extraordinary
     item...................................    $       (47)   $        (4)
                                                ===========    ===========
Denominator:
  Denominator for basic and diluted earnings
     per share -- weighted-average shares...     73,332,621     30,389,671
                                                ===========    ===========
Basic and diluted loss per common share
  before extraordinary item.................    $     (0.64)   $     (0.12)
                                                ===========    ===========

     Since the effect of inclusion of potentially dilutive securities in the denominator of the diluted loss per share was antidilutive, 547,262 warrants and 774,979 weighted average options were excluded from the computation for the period ended March 31, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE G -- STOCK PLANS

STOCK OPTION INCENTIVE PLAN

     On August 4, 1997, the Company adopted the 1997 Stock Incentive Plan (amended November 4, 1997) which allows the granting of options to certain key employees. Options may be granted to participants for up to 1,784,980 shares of the Company's common stock. Options may be granted as incentive stock options or as non-qualified options for purposes of the Internal Revenue Code. Options terminate ten years from the date of grant. Two different vesting schedules have been approved under the 1997 Stock Incentive plan. The first provides for annual vesting on a proportionate basis over five years and the second provides for monthly vesting on a proportionate basis over four years. In addition, on February 24, 1998, the Company adopted the Del Monte Foods Company Non-Employee Director and Independent Contractor 1997 Stock Option Plan. Under the plan, 148,828 options were granted. These options terminate 10 years from the date of grant and vest monthly on a proportionate basis over four years.

                                                               WEIGHTED AVERAGE
                                                                   EXERCISE
OPTION SHARES                                                  PRICE PER SHARE     NUMBER OF SHARES
-------------                                                  ----------------    ----------------
Outstanding at July 1, 1997................................            --                    --
Granted....................................................         $5.22             1,885,348
Canceled...................................................         $5.22                46,353
Exercised..................................................            --                    --
Outstanding at March 31, 1998..............................         $5.22             1,838,995
Exercisable at March 31, 1998..............................         $5.22               298,806
Available for grant at March 31, 1998......................         $5.22                94,813

     The weighted-average remaining contractual life for the above options is
9.1 years.

     The Company accounts for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, under which no compensation cost for stock options is recognized for stock option awards granted with an exercise price at or above fair market value.

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock Issued to Employees" ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 0; risk-free interest rates of 5.74%; and expected lives of 7 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value per share of options granted during the year was $2.78.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information as calculated in accordance with

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

SFAS 123, results in a pro forma net income of zero and a pro forma loss per common share of $(0.13) for the nine months ended March 31, 1998.

     The Del Monte Foods Company 1998 Stock Option Plan (the "1998 Stock Option Plan") was approved on April 24, 1998. Under the 1998 Stock Option Plan, grants of incentive and nonqualified stock options ("Options"), stock appreciation rights ("SARs") and stock bonuses (together with Options and SARs, "Awards") representing 3,064,672 shares of Common Stock may be made to key employees of the Company. The term of any Option or SAR is not to be more than ten years from the date of its grant. No Awards have been made under the 1998 Stock Option Plan.

STOCK PURCHASE PLAN

     Effective August 4, 1997, the Del Monte Foods Company Employee Stock Purchase Plan was established under which certain key employees are eligible to participate. A total of 957,710 shares of common stock of the Company are reserved for issuance under the Employee Stock Purchase Plan. At March 31, 1998, 454,146 shares of the Company's common stock were purchased by and issued to eligible employees. It is anticipated that no future shares will be issued pursuant to this plan.

     Total compensation expense recognized in connection with all stock plans for the nine months ended March 31, 1998 was $2.

NOTE H -- RETIREMENT BENEFITS

     The Company sponsors three non-contributory defined benefit pension plans covering substantially all full-time employees. Plans covering most hourly employees provide pension benefits that are based on the employee's length of service and final average compensation before retirement. Plans covering salaried employees provide for individual accounts which offer lump sum or annuity payment options, with benefits based on accumulated compensation and interest credits made monthly throughout the career of each participant. Assets of the plans consist primarily of equity securities and corporate and government bonds.

     It has been the Company's policy to fund the Company's retirement plans in an amount consistent with the funding requirements of federal law and regulations and not to exceed an amount that would be deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future. Del Monte's defined benefit retirement plans were determined to be underfunded under federal ERISA guidelines. In connection with the Recapitalization, the Company entered into an agreement with the U.S. Pension Benefit Guaranty Corporation dated April 7, 1997 whereby the Company will contribute a total of $55 to its defined benefit pension plans through calendar 2001, with $15 contributed within 30 days after the consummation of the Recapitalization. The contributions to be made in 1999, 2000 and 2001 will be secured by a $20 letter of credit to be obtained by the Company by August 31, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table sets forth the pension plans' funding status and amounts recognized on the Company's balance sheet at March 31, 1998:

Actuarial present value of benefit obligations:
Vested benefit obligation...................................    $(279)
                                                                =====
Accumulated benefit obligation..............................    $(287)
                                                                =====
Projected benefit obligation for services rendered to
  date......................................................    $(294)
Plan assets at fair value...................................      298
                                                                -----
Plan assets in excess of projected benefit obligation.......        4
Unrecognized net actuarial gain.............................      (33)
Unrecognized prior service income...........................       (1)
                                                                -----
Accrued pension cost recognized in the consolidated balance
  sheet.....................................................    $ (30)
                                                                =====

     The components of net periodic pension cost for the nine months ended March 31, 1998 for all defined benefit plans are as follows:

Service cost for benefits earned during period..............    $  2
Interest cost on projected benefit obligation...............      16
Actual return on plan assets................................     (32)
Net amortization and deferral...............................      13
                                                                ----
Net periodic pension cost...................................    $ (1)
                                                                ====

     Significant rate assumptions used in determining net periodic pension cost and related pension obligations at March 31, 1998 are as follows:

Discount rate used in determining projected benefit
  obligation................................................    7.0%
Rate of increase in compensation levels.....................    5.0
Long-term rate of return on assets..........................    9.0

     In addition, the Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. The contributions to multi-employer plans for the nine-month period ended March 31, 1998 was $5. The Company also sponsors defined contribution plans covering substantially all employees. Company contributions to the plans are based on employee contributions or compensation. Contributions under such plans totaled $1 for the nine-month period ended March 31, 1998.

     The Company sponsors several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. Benefits, eligibility and cost-sharing provisions vary by plan and employee group.

     Net periodic postretirement benefit cost for the nine months ended March 31, 1998 included the following components:

Service cost................................................    $ 1
Interest cost...............................................      6
Amortization of prior service cost..........................     (1)
Amortization of actuarial losses (gains)....................     (2)
                                                                ---
Net periodic postretirement benefit cost....................    $ 4
                                                                ===

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The Company amortizes unrecognized gains and losses at the end of the fiscal year over the expected remaining service of active employees. The following table sets forth the plans' combined status reconciled with the amount included in the consolidated balance sheet at March 31, 1998:

Accumulated postretirement benefit obligation:
  Current retirees..........................................    $ 86
  Fully eligible active plan participants...................      11
  Other active plan participants............................      15
                                                                ----
                                                                 112
  Unrecognized prior service cost...........................       9
  Unrecognized gain.........................................      31
                                                                ----
  Accrued postretirement benefit cost.......................    $152
                                                                ====

     For the nine months ended March 31, 1998, the weighted average annual assumed rate of increase in the health care cost trend is 12.42%, and is assumed to decrease gradually to 6.0% in the year 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. An increase in the assumed health care cost trend by 1% in each year would increase the accumulated postretirement benefit obligation as of March 31, 1998 by $11 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the period then ended by $1.

     The discount rate used in determining the accumulated postretirement benefit obligation as of March 31, 1998 was 7.00%.

NOTE I -- PROVISION FOR INCOME TAXES

     The provision for income taxes at March 31, 1998 consists of the following:

Income before taxes (restated)..............................    $  --
                                                                =====
Income tax provision(benefit)
  Current:
     Federal................................................    $  --
     State..................................................       --
                                                                -----
  Total current.............................................       --
                                                                -----
  Deferred:
     Federal................................................       --
     State..................................................       --
                                                                -----
  Total deferred............................................       --
                                                                -----
                                                                $  --
                                                                =====

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Significant components of the Company's deferred tax assets and liabilities as of March 31, 1998 are as follows (restated):

Deferred tax assets:
  Post employment benefits..................................    $  53
  Pension expense...........................................       14
  Purchase accounting.......................................        7
  Inventory valuation.......................................        8
  Workers' compensation.....................................        4
  Interest expense..........................................        2
  Intangibles...............................................        7
  State income taxes........................................       14
  Other.....................................................       19
  Net operating loss and tax credit carry forward...........       29
                                                                -----
     Gross deferred tax assets..............................      157
     Valuation allowance....................................     (122)
                                                                -----
     Net deferred tax assets................................       35
Deferred tax liabilities:
  Depreciation..............................................       30
  Other.....................................................        5
                                                                -----
     Gross deferred liabilities.............................       35
                                                                -----
     Net deferred tax asset.................................    $  --
                                                                =====

     There has been no net change in the valuation allowance for the nine months ended March 31, 1998. The Company believes that, based on a history of tax losses and related absence of recoverable prior taxes through net operating loss carryback, it is more likely than not that the net operating losses and the deferred tax assets will not be realized. Therefore, a full valuation allowance in the amount of $122 has been recorded.

     The differences between the provision for income taxes and income taxes computed at the statutory U.S. federal income tax rates for the nine months ended March 31, 1998 are explained as follows:

Income taxes (benefit) computed at the statutory U.S.
  federal income tax rates..................................    $ --
State taxes, net of federal benefit.........................      --
Realization of prior years' net operating losses and tax
  credits...................................................      --
                                                                ----
Provision for income taxes..................................    $ --
                                                                ====

     As of March 31, 1998, the Company had operating loss carryforwards for tax purposes available from domestic operations totaling $72 which will expire between 2008 and 2012.

     The Company made no income tax payments for the nine months ended March 31, 1998.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE J -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain property and equipment and office and plant facilities. At March 31, 1998, the aggregate minimum rental payments required under operating leases that have initial or remaining terms in excess of one year are as follows:

4th Quarter 1998............................................    $  3
1999........................................................      14
2000........................................................      13
2001........................................................      11
2002........................................................       6
2003........................................................       5
Thereafter..................................................      37
                                                                ----
                                                                $ 89
                                                                ====

     Minimum payments have not been reduced by minimum sublease rentals of $6 due through 2016 under noncancelable subleases. Rent expense was $28 for the nine months ended March 31, 1998. Rent expense includes contingent rentals on certain equipment based on usage.

     The Company has entered into noncancelable agreements with growers, with terms ranging from two to ten years, to purchase certain quantities of raw products. Total purchases under these agreements were $68 for the nine months ended March 31, 1998. The Company also has commitments to purchase certain finished goods.

     At March 31, 1998, aggregate future payments under such purchase commitments (priced at the March 31, 1998 estimated cost) are estimated as follows:

4th Quarter 1998............................................    $  6
1999........................................................      63
2000........................................................      51
2001........................................................      40
2002........................................................      38
2003........................................................      34
Thereafter..................................................      78
                                                                ----
                                                                $310
                                                                ====

     In connection with the sale of the Company's 50.1% interest in Del Monte Philippines, a joint venture operating primarily in the Philippines, on March 29, 1996, the Company signed an eight-year supply agreement whereby the Company must source substantially all of its pineapple requirements from Del Monte Philippines over the agreement term. The Company expects to purchase $11 during the fourth quarter of fiscal 1998 and $44 in fiscal 1999 under the supply agreement for pineapple products entered into in conjunction with the sale of the Del Monte Philippines operations. During the nine months ended March 31, 1998, the Company purchased $33 under the supply agreement.

     Effective December 21, 1993, DMC sold substantially all of the assets and certain related liabilities of its can manufacturing operations in the United States to Silgan Containers Corporation ("Silgan"). In connection with the sale to Silgan, DMC entered into a ten-year supply agreement under which Silgan, effective immediately after the sale, began supplying substantially all of DMC's metal container requirements

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

for foods and beverages in the United States. Purchases under the agreement during the nine-month period ended March 31, 1998 amounted to $100. The Company believes the supply agreement provides it with a long-term supply of cans at competitive prices that adjust over time for normal manufacturing cost increases or decreases.

     On November 1, 1992, DMC entered into an agreement with Electronic Data Systems Corporation ("EDS") to provide services and administration to the Company in support of its information services functions for all domestic operations. Payments under the terms of the agreement are based on scheduled monthly base charges subject to various adjustments such as system usage and inflation. Total payments for the nine months ended March 31, 1998 were $13. The agreement expires in November 2002 with optional successive one year extensions.

     At March 31, 1998, base charge payments under the agreement are as follows:

4th Quarter 1998............................................    $  3
1999........................................................      14
2000........................................................      14
2001........................................................      13
2002........................................................      14
2003........................................................       5
                                                                ----
                                                                $ 63
                                                                ====

     Del Monte has a concentration of labor supply in employees working under union collective bargaining agreements, which represent approximately 84% of its hourly and seasonal work force. Of these represented employees, 1% of employees are under agreements that will expire during the remainder of calendar 1998, and 4% of employees are under agreements that will expire in calendar 1999.

     The Company accrues for losses associated with environmental remediation obligations when such losses are probable, and the amounts of such losses are reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

     The Company is defending various claims and legal actions that arise from its normal course of business, including certain environmental actions. While it is not feasible to predict or determine the ultimate outcome of these matters, in the opinion of management none of these actions, individually or in the aggregate, will have a material effect on the Company's results of operations, cash flow, liquidity or financial position.

     On March 25, 1997, the entities that purchased the Company's Mexican subsidiary in October 1996 commenced an action in Texas state court alleging, among other things, that the Company breached the agreement with respect to the purchase because the financial statements of the Mexican subsidiary did not fairly present its financial condition and results of operations in accordance with U.S. generally accepted accounting principles. In connection with this action, $8 of the cash proceeds from the Recapitalization which were payable to shareholders and certain members of senior management of DMFC were held in escrow to be applied to fund the Company's costs and expenses in defending the action, with any remaining amounts available to pay up to 80% of any ultimate liability of the Company to the purchasers. In January 1998, the Company reached a settlement of this litigation. The settlement resolves all claims and disputes relating to the sale of the Company's Mexican subsidiary, including the purchase price adjustment contemplated at the time of the sale. The Company's portion of the settlement was within the amount reserved and thus did not adversely impact net income of the Company.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE K -- DEL MONTE CORPORATION

     DMC is directly-owned and wholly-owned by DMFC. For the nine months ended March 31, 1998, DMC and DMC's subsidiaries accounted for 100% of the consolidated revenues and net earnings of the Company, except for those expenses incidental to the DMFC Notes. As of March 31, 1998, the Company's sole asset, other than intercompany receivables from DMC, was the stock of DMC. The Company had no subsidiaries other than DMC and DMC's subsidiaries, and had no direct liabilities other than intercompany payables to DMC and the DMFC Notes. The Company is separately liable under various guarantees of indebtedness of DMC, which guarantees of indebtedness are full and unconditional.

NOTE L -- RELATED PARTY TRANSACTIONS

     In connection with the Recapitalization, the Company entered into a ten-year agreement dated April 18, 1997 (the "Management Advisory Agreement") with TPG pursuant to which TPG is entitled to receive an annual fee from the Company for management advisory services equal to the greater of $.5 or 0.05% of the budgeted consolidated net sales of the Company. For the nine month period ended March 31, 1998, TPG received fees of less than $1. In addition, the Company has agreed to indemnify TPG, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against fees and expenses, arising out of or in connection with the services rendered by TPG thereunder. The Management Advisory Agreement makes available the resources of TPG concerning a variety of financial and operational matters including advice and assistance in reviewing the Company's business plans and its results of operations and in evaluating possible strategic acquisitions, as well as providing investment banking services in identifying and arranging sources of financing. The services that will be provided by TPG cannot otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Management Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

     In connection with the Recapitalization, the Company also entered into an agreement dated April 18, 1997 (the "Transaction Advisory Agreement") with TPG pursuant to which TPG is entitled to receive fees up to 1.5% of the "transaction value" for each transaction in which the Company is involved, which may include acquisitions, refinancings and recapitalizations. The term "transaction value" means the total value of any subsequent transaction, including, without limitation, the aggregate amount of the funds required to complete the subsequent transaction (excluding any fees payable pursuant to the Transaction Advisory Agreement and fees, if any paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such transaction) including the amount of indebtedness, preferred stock or similar items assumed (or remaining outstanding). In connection with the Contadina Acquisition, TPG received $3 upon the closing of the acquisition as compensation for its services as financial advisor for the acquisition. In management's opinion, the fees provided for under the Transaction Advisory Agreement reasonably reflect the benefits to be received by the Company and are comparable to those obtainable in an arm's-length transaction with an unaffiliated third party.

NOTE M -- PUBLIC OFFERING

     The Company has filed a registration statement on Form S-1 with the SEC for the purpose of making a public offering of shares of its Common Stock (the "Offering") which is expected to occur during the fourth quarter of fiscal 1998. The Company intends to use the net proceeds of the Offering to (i) repay a portion of its borrowings outstanding under its Term Loan Facility; (ii) repay a portion of its senior discount notes; (iii) redeem a portion of its senior subordinated notes; and (iv) redeem all of its outstanding redeemable preferred stock, including accreted dividends. In connection with the Offering, the Company intends to amend

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

its bank financing agreements and related debt covenants, among other things, to increase the available revolving loans from an aggregate amount of $350 to $400, to decrease the term loans from an aggregate amount of $429 to $300 and to change certain provisions and definitions to reflect changes resulting from the consummation of the Offering. In connection with the Offering, TPG expects to receive approximately $4 as compensation for its services as financial advisor in the Offering.

     On May 1, 1998, in contemplation of the Offering, Del Monte Foods Company merged with and into a newly created, wholly-owned subsidiary incorporated under the laws of the State of Delaware to change Del Monte Foods Company's state of incorporation from Maryland to Delaware. The Certificate of Incorporation authorizes the issuance of an aggregate of 500,000,000 shares of Common Stock and an aggregate of 2,000,000 shares of preferred stock.

     In connection with the Company's proposed public offering of shares of its Common Stock, the Company plans to declare a 191.542-for-one stock split of all of the Company's outstanding shares of Common Stock (the "Stock Split") prior to the Offering. Accordingly, all share and per share amounts for all periods have been retroactively adjusted to give effect to the Stock Split.

NOTE N -- PLANT CONSOLIDATION

     In the third quarter of fiscal 1998, management committed to a plan to consolidate processing operations. In connection with this plan, the Company recorded charges of $7 in selling, advertising, general and administrative expenses. These costs relate to severance and benefit costs for 433 employees to be terminated, which includes all salaried and regular employee groups at the Stockton and San Jose facilities. No expenditures have been recorded against this accrual as of March 31, 1998. This plan will be implemented in a specific sequence over the next three years. The plan involves suspending operations at the Modesto facility for a year while that facility is reconfigured to accommodate fruit processing which is currently taking place at the San Jose and Stockton facilities (which sites will be permanently closed). The tomato processing currently at the Modesto facility will be moved to the Hanford facility. Management believes that because of these sequenced activities, it is not likely that there will be any significant changes to this plan. In addition, due to historically low turnover at the affected plants, the Company can reasonably estimate the number of employees to be terminated, and, due to the existence of union contracts, the Company can reasonably estimate any related benefit exposure.

     The Company anticipates that it will incur total charges of approximately $35 as a result of these plant closures. These expenses include costs of $16 representing accelerated depreciation resulting from the effects of adjusting the assets' remaining useful lives to match the period of use prior to the plant closure, $7 in severance costs (as described above) and various other costs totaling $12, such as costs to remove and dispose of those assets and ongoing fixed costs to be incurred during the Modesto plant reconfiguration and until the sale of the San Jose and Stockton properties. These charges will affect the Company's results over a five-year period as follows: $10 in fiscal 1998 (including depreciation expense of $3), $12 in fiscal 1999 (including depreciation expense of $9), $9 in fiscal 2000 (including depreciation expense of $4), $3 in fiscal 2001 and $1 in fiscal 2002.

     Assets that are subject to accelerated depreciation, the costs of which will begin to be reflected in operations during the fourth quarter of fiscal 1998, consist primarily of buildings and of machinery and equipment, which will become redundant due to the consolidation of the operations of the two fruit processing plants and the consolidation of the operations of two tomato processing plants. At March 31, 1998, the buildings at the San Jose facility had remaining useful lives of approximately 22 years, which were reduced to two years. The remaining useful lives of machinery and equipment at the affected plants have been reduced to one year, two years and three years for the Modesto, San Jose and Stockton facilities, respectively.

                    DEL MONTE FOODS COMPANY AND SUBSIDIARIES

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE O -- RESTATEMENT OF FINANCIAL INFORMATION

     The Company has restated its financial statements for the nine months ended March 31, 1998. This action was taken following consultation with the staff of the Securities and Exchange Commission regarding the deferral of $16 of gain resulting from the sale of the Company's 50.1% interest in Del Monte Philippines in March 1996. The Company had allocated $16 of the $100 proceeds from the sale to the supply agreement the Company executed in conjunction with the sale. The deferred gain of $16 was being recognized by the Company over the eight-year term of the supply agreement. After discussions with the staff of the Securities and Exchange Commission, the Company has recognized the $16 gain at the time of the sale.

     The financial statements for the nine months ended March 31, 1998 have been restated to include the $16 gain in retained earnings and to reverse the recognition of $2 of the deferred gain. The impact of these adjustments on the Company's financial results as originally reported is summarized as follows:

                                                       AS REPORTED    AS RESTATED
                                                       -----------    -----------
Net income (loss) before extraordinary item..........    $    2         $   --
Net income (loss)....................................         2             --
Net income (loss) attributable to common shares......        (2)            (4)
Net income (loss) per common share...................     (0.05)         (0.12)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Del Monte Foods Company

     We have audited the accompanying combined balance sheets of Contadina (a division of Nestle USA, Inc.) as of December 18, 1997 and December 31, 1996, and the related statements of operations, divisional equity, and cash flows for the period January 1, 1997 through December 18, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of Del Monte Foods Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contadina (a division of Nestle USA, Inc.) as of December 18, 1997 and December 31, 1996, and the results of its operations and its cash flows for the period January 1, 1997 through December 18, 1997 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

March 16, 1998
Los Angeles, California

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 18,
                                                                  1996            1997
                                                              ------------    ------------
Current assets:
  Trade accounts receivable.................................      $ 10            $ 17
  Other receivables.........................................         3              --
  Inventories...............................................        92              98
                                                                  ----            ----
          TOTAL CURRENT ASSETS..............................       105             115
Property, plant and equipment...............................        94              90
Goodwill....................................................        32              31
                                                                  ----            ----
          TOTAL ASSETS......................................      $231            $236
                                                                  ====            ====

                            LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................      $ 10            $ 13
  Payable to Nestle USA, Inc................................        17              52
                                                                  ----            ----
          TOTAL CURRENT LIABILITIES.........................        27              65
Divisional equity...........................................       204             171
                                                                  ----            ----
          TOTAL LIABILITIES AND DIVISIONAL EQUITY...........      $231            $236
                                                                  ====            ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)
                     COMBINED STATEMENTS OF OPERATIONS AND
                               DIVISIONAL EQUITY
                                 (IN MILLIONS)

                                                                               JANUARY 1
                                                               YEAR ENDED       THROUGH
                                                              DECEMBER 31,    DECEMBER 18,
                                                                  1996            1997
                                                              ------------    ------------
Net sales...................................................      $160            $162
Cost of products sold.......................................       151             163
                                                                  ----            ----
     Gross profit (loss)....................................         9              (1)
Selling, advertising, administrative and general expense....        20              26
                                                                  ----            ----
          OPERATING LOSS....................................       (11)            (27)
Interest expense............................................         6               6
                                                                  ----            ----
          NET LOSS BEFORE INCOME TAXES......................       (17)            (33)
DIVISIONAL EQUITY, BEGINNING OF PERIOD......................       221             204
                                                                  ----            ----
DIVISIONAL EQUITY, END OF PERIOD............................      $204            $171
                                                                  ====            ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                               YEAR ENDED    JANUARY 1 THROUGH
                                                              DECEMBER 31,      DECEMBER 18,
                                                                  1996              1997
                                                              ------------   ------------------
OPERATING ACTIVITIES:
  Net loss..................................................      $(17)             $(33)
  Adjustments to reconcile net loss to net cash flows used
     in operating activities:
     Depreciation and amortization..........................        12                13
  Changes in operating assets and liabilities:
     Accounts receivable....................................         9                (4)
     Inventories............................................       (16)               (6)
     Accounts payable and accrued expenses..................         4                 3
                                                                  ----              ----
          NET CASH USED IN OPERATING ACTIVITIES.............        (8)              (27)

INVESTING ACTIVITIES:
  Capital expenditures......................................       (10)               (8)
  Proceeds from sale of assets..............................         1                --
                                                                  ----              ----
          NET CASH USED IN INVESTING ACTIVITIES.............        (9)               (8)
FINANCING ACTIVITIES: Net borrowings from Nestle USA,
  Inc.......................................................        17                35
                                                                  ----              ----
          NET CHANGE IN CASH AND CASH EQUIVALENTS...........        --                --
Cash and cash equivalents at beginning of period............        --                --
                                                                  ----              ----
          CASH AND CASH EQUIVALENTS
            AT END OF PERIOD................................      $ --              $ --
                                                                  ====              ====

                  See Notes to Combined Financial Statements.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 18, 1997
                                 (IN MILLIONS)

NOTE A -- ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

     General: The accompanying combined financial statements include the accounts of Contadina Services, Inc., a wholly-owned subsidiary of Nestle USA, Inc. ("Nestle") and other divisional accounts related to the Contadina canned business within the culinary division of Nestle ("Contadina") on a carve-out basis, excluding the effects of product lines not acquired (see Note E). Contadina operates in one business segment which manufactures and markets branded, private label, industrial and foodservice processed tomato products from manufacturing facilities in Hanford, California and Woodland, California. Contadina's products are distributed throughout the United States.

     Contadina does not maintain stand-alone corporate treasury, legal, tax and other similar corporate support functions. Therefore, corporate general and administrative expense and interest expense, as well as certain other expenses (see Note D), are allocated to Contadina from Nestle generally on a proportional basis. Allocations and estimates, as described in Note D, are based on assumptions that Del Monte Foods Company management believes are reasonable. It is impracticable to determine whether such costs are comparable to those which would have been incurred on a stand-alone basis. Long-term debt and income taxes are not allocated by Nestle.

     All purchases of inventory, payroll, capital and other expenditures are funded through Contadina's intercompany account with Nestle. Remittances from sales to customers are collected by Nestle and are accounted for through the intercompany account. Accordingly, Contadina has no cash on a stand-alone basis. Trade receivables and payables do represent the amounts due from/to customers/suppliers at the dates presented.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market.

     Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives, principally by the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized. The ranges of estimated useful lives for computing depreciation are:
buildings -- 30 years; leasehold improvements -- the shorter of useful life or life of lease; and machinery and equipment -- 5 to 17 years. Depreciation of plant and equipment and building and leasehold improvements amortization was $11 for the year ended December 31, 1996 and $12 for the period ended December 18, 1997.

     Goodwill: Goodwill represents the excess purchase price over fair value of acquired assets and liabilities. Goodwill is amortized on a straight-line basis over 40 years.

     Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments, which include trade accounts receivable, accounts payable, and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The carrying amount of the payable to Nestle USA, Inc. approximates fair value due to the regular settlement of this account.

     Cost of Products Sold: Cost of products sold includes raw material, labor, and overhead.

     Royalties: Under a royalty agreement with Nestle S.A. (parent of Nestle and legal entity which owns the Contadina trademarks), royalties are charged for the license of the Contadina trademarks at a rate of 3% of net sales. Royalty expense under this agreement was $5 for both the year ended December 31, 1996 and the period ended December 18, 1997.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

     Divisional Equity: Divisional equity includes the combined historical legal capital of Contadina Services, Inc. and profit and losses of Contadina subsequent to December 31, 1995 on a carve-out basis. Pre-1996 results of operations for the acquired product line are not available. Transactions with Nestle for all other intercompany transactions are included in and settled through the intercompany account payable to Nestle.

     Use of Estimates: Certain amounts reported in the financial statements are based on management estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 1996 and December 18, 1997, and the reported amounts of income and expenses for the year ended December 31, 1996 and the period ended December 18, 1997. The ultimate resolution of these items may differ from those estimates.

     Change in Accounting Principle: Effective January 1, 1996, Contadina adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires that assets held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Contadina evaluates impairment based upon undiscounted future cash flows. If such cash flows indicate that long-lived assets may not be recoverable, the loss is measured by discounting cash flows to present value. The statement also requires that all long-lived assets, for which management has committed to a plan to dispose, be reported at the lower of carrying amount or fair value. Contadina does not depreciate long-lived assets held for sale. There was no material effect upon the adoption of this statement.

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

NOTE C -- SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                              DECEMBER 31,   DECEMBER 18,
                                                                  1996           1997
                                                              ------------   ------------
Trade Accounts Receivable:
  Trade.....................................................      $ 10           $ 17
  Allowance for doubtful accounts...........................        --             --
                                                                  ----           ----
          TOTAL TRADE ACCOUNTS RECEIVABLE...................      $ 10           $ 17
                                                                  ====           ====
Inventories:
  Finished product..........................................      $ 60           $ 69
  Raw materials and supplies................................        35             32
  Other, principally packaging material.....................         2              2
  Reserves..................................................        (5)            (5)
                                                                  ----           ----
          TOTAL INVENTORIES.................................      $ 92           $ 98
                                                                  ====           ====
Property, Plant and Equipment:
  Land and land improvements................................      $  8           $  4
  Buildings.................................................        36             40
  Machinery and equipment...................................       110            125
  Construction in progress..................................        10              3
                                                                  ----           ----
                                                                   164            172
  Accumulated amortization..................................       (70)           (82)
                                                                  ----           ----
          PROPERTY, PLANT AND EQUIPMENT, NET................      $ 94           $ 90
                                                                  ====           ====
Goodwill:
  Goodwill..................................................      $ 44           $ 44
  Accumulated amortization..................................       (12)           (13)
                                                                  ----           ----
          GOODWILL, NET.....................................      $ 32           $ 31
                                                                  ====           ====
Accounts payable and accrued expenses:
  Accounts payable..........................................      $  6           $  2
  Payroll...................................................         1              1
  Marketing.................................................         1              8
  Other.....................................................         2              2
                                                                  ----           ----
          TOTAL ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......      $ 10           $ 13
                                                                  ====           ====

NOTE D -- CORPORATE ALLOCATIONS AND RELATED PARTY INFORMATION

     Goodwill is associated with the acquisition of Carnation Foods in 1985, the then-parent of Contadina, and was not recorded in the individual business units' accounts. As such, goodwill relating to Contadina has been allocated based on a percentage derived from the tax basis goodwill specifically identified to Contadina in relation to total tax basis goodwill. This relative percentage was then applied to aggregate goodwill to determine book basis goodwill attributable to Contadina. This allocation basis was determined to be reasonable by Del Monte Foods Company management.

     Since invoicing is centralized at Nestle for all business units, customer discounts and unapplied cash related to trade receivables are allocated based on Contadina relative sales dollars on a customer invoice as a percentage of the total sales dollars on the customer invoice. Cash discounts are allocated to Contadina based

                                   CONTADINA
                        (A DIVISION OF NESTLE USA, INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                 (IN MILLIONS)

on Contadina receivables as a percent of total consolidated Nestle receivables. A specific reserve for doubtful accounts is not maintained on a business unit basis. Therefore, a reserve for doubtful accounts was established for Contadina through an allocation of the corporate reserve based on the percentage of Contadina's outstanding receivables to the total Nestle outstanding accounts receivable balance.

     Variable distribution costs are allocated based on the applied usage rate for the respective products. Fixed distribution costs are allocated on an historical average cost per case basis. Allocated distribution costs included in cost of products sold for the year ended December 31, 1996 were $5 and for the period ended December 18, 1997 were $7. Marketing and sales force expense is allocated based on relative Contadina sales dollars to total Nestle sales dollars. The majority of warehousing costs reported are actual costs related to Contadina's two facilities; however, a component of warehousing cost also includes costs allocated from Nestle based on historical average inventory stored at the distribution center.

     General and administrative expenses are, for the most part, allocated by function. Allocated selling, marketing, general and administrative expenses amounted to $12 for the year ended December 31, 1996 and to $20 for the period ended December 18, 1997. Benefit costs are allocated at a rate of 40% of gross wages which is representative of total benefit costs (including pension, postretirement benefits, bonus, 401(k) matching contribution and vacation) to total compensation. Interest expense is charged to Contadina based on the end-of-month working capital balance at an intercompany rate equal to 7% for all periods.

     Contadina's sales of product to Nestle were $6 for both the year ended December 31, 1996 and the period ended December 18, 1997.

NOTE E -- SALE OF CONTADINA

     On December 19, 1997, Del Monte Foods Company acquired the Contadina canned tomato businesses, including the Contadina trademark worldwide, capital assets and inventory from Nestle and Contadina Services, Inc., for a total purchase price of $197 paid solely in cash, comprised of a base price of $177 and an estimated net working capital adjustment of $20. The purchase price is subject to adjustment based on the final calculation of net working capital as of the closing date. In accordance with the asset purchase agreement, dated November 12, 1997, by and among Del Monte Foods Company, Del Monte Corporation ("DMC") and Nestle USA, Inc., Nestle has provided its calculation of the net working capital which would result in a payment to DMC of approximately $2. DMC has until April 18, 1998 to review this calculation and determine if it has an objection to the calculation.

                                [DEL MONTE LOGO]